As filed with the Securities and Exchange Commission on July 30, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRANSFIRST INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	26-2188919
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1393 Veterans Memorial Highway, Suite 307S

Hauppauge, New York 11788

Telephone: (631) 840-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Shlonsky

Chief Executive Officer

1393 Veterans Memorial Highway, Suite 307S

Hauppauge, New York 11788

Telephone: (631) 840-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carl P. Marcellino Louis T. Somma Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Telephone: (212) 596-9000	Andrew Rueff Chief Administrative Officer, Senior Vice President of Corporate Development and Secretary of the Board 5400 LBJ Freeway, Suite 900 Dallas, Texas 75240 Telephone: (214) 453-7700	Paul D. Tropp Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Telephone: (212) 859-8000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common stock, $0.01 par value	$100,000,000	$12,880

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Includes shares that may be sold upon exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 30, 2014

PROSPECTUS

                 Shares

TRANSFIRST INC.

Common Stock

This is the initial public offering of our common stock. We are selling                  shares of our common stock. We currently expect the initial public offering price to be between $         and $         per share of common stock.

Prior to this offering there has been no public market for our common stock. We intend to apply for listing of our common stock on                      under the symbol “    .”

After the completion of this offering, Welsh, Carson, Anderson & Stowe X, L.P. and its affiliates will continue to own a majority of the voting power of our outstanding shares of common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the                     . See “Principal Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to us before expenses	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                  additional shares of common stock from us at the initial public offering price less the underwriting discount for 30 days after the date of this prospectus.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2014.

BofA Merrill Lynch	Goldman, Sachs & Co.	J.P. Morgan	Deutsche Bank Securities

Prospectus dated                     , 2014

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Industry and Market Data

Although we are responsible for all disclosure contained in this prospectus, in some cases we have relied on certain market and industry data obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Trademarks and Service Marks

We own or have rights to trademarks and service marks that we use in connection with the operation of our business, including, but not limited to, TRANSFIRST® (in the US, Mexico and Europe), FIRST IN SECURE ELECTRONIC PAYMENTS®, TF TRANSFIRST FIRST IN SECURE ELECTRONIC PAYMENTS® design (in the US, Mexico and Europe), ELAPP®, PAYFOX®, and PROCESSNOW®. All other trademarks or service marks appearing in this prospectus that are not identified as marks owned by us are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to the “Company,” “TransFirst,” “we,” “us” and “our” refer to TransFirst Inc. and its consolidated subsidiaries. Welsh, Carson, Anderson & Stowe X, L.P. and certain of its affiliated funds, our current majority owners, are referred to herein as “WCAS.”

Our Company

We are a leading provider of payment technology solutions to merchants in the United States. We are differentiated by our proprietary technology, which enables us to provide a broad suite of payment products, end-to-end processing services and superior customer support. We are able to deliver these services across multiple points of access, or “multi-channel,” including brick and mortar locations, software integration, ecommerce, mobile and tablet-based solutions.

We sell our solutions through a diversified network of over 1,300 distribution partners that we have built over the past 19 years by leveraging our specialized expertise in integrating and developing these relationships. We believe superior customer service is essential to enhance and retain our network of distribution partners and merchants. We combine our integrated platform, multi-channel capabilities and partner-centric distribution model to create a compelling value proposition that enables us to penetrate the attractive small and medium-sized business (“SMB”) segment of the market in what we believe to be a highly efficient manner. We served more than 200,000 merchants and processed over $48 billion in volume in 2013, ranking us as the seventh largest non-bank merchant acquirer in the U.S., according to the March 2014 issue of The Nilson Report.

The industry for providing payment solutions to merchants, known as “merchant acquiring,” is large and growing rapidly. According to the January 2014 issue of The Nilson Report, purchase volume on credit, debit and prepaid cards in the U.S. reached approximately $4.2 trillion in 2012 and is estimated to reach nearly $7.2 trillion by 2018, resulting in a compound annual growth rate (“CAGR”) of 9.4%. In addition, we believe the competitive dynamics of this market are changing as merchants are increasingly looking to access multi-channel capabilities, new technology solutions, new products and value-added services.

SMB merchants often lack the technical expertise, financial resources and time to adequately address the evolving payments landscape, and are faced with a complex array of products and services offered by a large number of disparate providers. As a result, these merchants often rely on trusted technology vendors or service providers, which provide other important business services to them. Because these service providers’ core focus is not payments technology, they in turn are increasingly looking to refer their merchants to a trusted partner to handle the complexities of integrated payments functionality and to offer more effective customer service.

To address this growing demand, we strategically built a single, integrated platform that provides us with a powerful set of capabilities that we believe gives us a competitive advantage in the marketplace. Our integrated platform provides a full suite of integrated payment products and services that can be used across multiple channels and industry verticals. In addition, our integrated platform provides our merchants the ability to adopt and seamlessly integrate our payments solutions into business management software applications.

To help distribute our services into the marketplace, we built a large and diversified network of over 1,300 partners that use their position as trusted technology vendors and service providers to allow us to integrate and cross-sell our services to their customer base. Our model provides value to our distribution partners by giving them access to differentiated solutions and superior support for their merchant customers. Our distribution partners also benefit from the increased revenues and customer retention generated from their merchants’ relationship with us. Our network of distribution partners includes:

•	Integrated Technology Providers—These providers include independent software vendors (“ISVs”) and value-added resellers (“VARs”) of software solutions. We integrate our payment processing services into these products so that merchants can benefit from a fully integrated business software solution.

•	Referral Partners—We work with financial institutions, trade associations, national business service providers and independent distribution partners and in most cases are exclusive providers of payments solutions to their broad base of merchant customers. The payment solutions we provide enhance brand loyalty and revenue opportunities for our distribution partners.

We benefit from our partner-centric distribution model by gaining access to a large number of SMB merchants through trusted vendors in a highly scalable and cost effective manner. We currently serve approximately 200,000 SMB merchants across numerous industry verticals and we have built specialized capabilities and expertise in several high-growth markets, such as healthcare. We build and maintain a direct relationship with our merchants in order to control our sales, pricing negotiation, underwriting, boarding and support processes. Our model enables us to manage customer support quality, cross-sales efforts and product and service selection.

We generate revenues primarily from the fees that we charge for processing payment transactions. Because these fees are generated from the daily sales of our merchants, they are highly recurring in nature. In addition, we generate fees for the value-added services and more advanced technology solutions that we increasingly provide to our merchants.

For the twelve months ended March 31, 2014, we had revenues of $1.1 billion, adjusted EBITDA of $117.1 million and net income of $18.0 million reflecting an increase of 13%, an increase of 16%, and a decrease of 60% (or $27.5 million), respectively, over the twelve months ended March 31, 2013. The decrease in net income resulted from an increase in interest expense of $23.2 million due to the increased cost of the debt refinancing completed in December 2012 and an increase in tax accruals of $22.8 million. For additional information regarding our non-GAAP financial measures, including a reconciliation of adjusted EBITDA to net income, see “—Summary Consolidated Financial Data.”

Industry Background

Overview of the Electronic Payments Industry

The electronic payments industry is large, fast-growing and fueled by powerful secular trends that are continuing to drive the acceptance and use of card-based payments, such as credit and debit cards. According to the January 2014 issue of The Nilson Report, purchase volume on credit, debit and prepaid cards in the U.S. was approximately $4.2 trillion in 2012 and is estimated to reach nearly $7.2 trillion by 2018, resulting in a CAGR of 9.4%. The industry is serviced by a variety of providers including issuers, payment networks and merchant acquirers.

Overview of the Merchant Acquiring Industry

The merchant acquiring industry has grown significantly over the past 60 years as more and more merchants have chosen to accept electronic payments in response to their growing adoption by consumers. We believe there are approximately 100 merchant acquirers in the U.S. serving this growing market and the increasingly sophisticated demands at merchants’ points of sale. These providers can be generally categorized as non-bank merchant acquirers, banks, independent sales organizations (“ISOs”) and non-traditional and early-stage, less established vendors seeking to offer new payment methods and devices.

The services provided directly to merchants and the fees collected from a merchant for those services can vary depending on each provider’s in-house technology capabilities and the number of services that they outsource to other providers. Merchant acquirers will earn more revenue if they provide more services in-house; however, only a few providers in the U.S. have the capability to provide all of these solutions, and even fewer can provide all of their services from a single integrated platform.

Overview of the Merchant Customer Base

Traditional merchant acquirers sell their payment processing services to merchants of every size. A number of acquirers focus on the SMB segment due to its attractive characteristics. The SMB segment tends to have more new business starts and higher growth rates than larger, more mature businesses. SMBs are also typically in greater need of outsourced technology capabilities and require higher quality and more customer support than larger merchants, who often have larger technology and service departments. The merchants in the SMB segment also have lower scale efficiencies and are therefore less price sensitive than larger merchants. Because the SMB segment consists of more numerous and diversified merchants, it allows for lower customer concentration and creates a greater opportunity for merchant acquirers to provide specialized services. As a result, we believe merchants in the SMB segment represent the largest and most profitable revenue opportunity in the market. In addition, SMB merchants are being impacted by several key trends and not all merchant acquirers have the capabilities to meet these evolving needs.

Key Trends Impacting SMB Merchants

The following are key trends impacting SMB merchants:

•	Shift to Integrated POS—SMBs are increasingly using software to manage everyday business functions such as inventory, scheduling and payroll. SMBs now look to merchant acquirers who can integrate seamlessly with these software providers to simplify their business operations.

•	Adoption of New Technology—Cloud-based computing and software-as-a-service delivery models are lowering the costs and complexity of technology. As a result, SMBs are looking for new technologies, including mobile and tablet-based solutions, to make use of sophisticated payment offerings that were previously not accessible by them.

•	Utilization of Value-Added Services—SMBs looking to grow and expand their business are adopting and promoting their own rewards and loyalty programs. They are also demanding more sophisticated tools to analyze the data collected from their payment transactions to utilize business intelligence and more effectively manage their operations.

•	Need for Multi-Channel Commerce—As commerce trends continue to evolve, SMBs are increasingly looking for multi-channel solutions which enable them to sell their goods and services at their brick and mortar locations, on the Internet or remotely via mobile devices, such as smart phones and tablets, on a single integrated platform provided by a single vendor.

•	Demand for Greater Security—Merchants continue to face new security challenges as the electronic payments industry continues to grow in size and complexity. In addition, new initiatives by the payment networks to shift from magnetic stripe to chip-enabled cards, using the Europay, MasterCard and Visa (“EMV”) technology standard, will force many SMBs to upgrade their legacy point-of-sale (“POS”) hardware, including with integrated POS systems (“IPOS”).

•	New Vertical Adoption—We believe that industries such as healthcare, education, government, and business-to-business services will continue to see higher transaction volume growth as migration from previously paper-based payments to electronic payments continues.

Our Competitive Strengths

We believe we have attributes that differentiate us from our competitors and have enabled us to become a leading payment processor in the United States. Our key competitive strengths include:

Proprietary Integrated Platform

We strategically built a single, integrated platform that provides us with a powerful set of end-to-end processing capabilities and a full suite of integrated payment products that we believe give us a competitive advantage in the marketplace and differentiate us from payment processors that operate on multiple disparate platforms. Our integrated platform was designed to be used across multiple channels and industry verticals through a single point of access while giving us flexibility to quickly adapt and develop enhancements without strategic dependence on third parties. These capabilities also enable us to provide high quality customer service to support and retain our merchants and distribution partners which we believe differentiates us in the marketplace.

Expertise in Partner-Centric Distribution

We built a large and diversified network of over 1,300 distribution partners that use their position as trusted technology vendors and service providers to allow us to integrate and cross-sell our services to their customer base. Our integrated platform allows our distribution partners to easily integrate their technology solutions with our payment offerings while supported by an experienced, cross-trained support team. We have also developed industry-specific solutions and have deep industry expertise in certain high growth industry verticals, such as healthcare, where we have integrated our payments technology into leading practice management software solutions. In addition, our direct sales team, which includes both in-market “feet on the street” salespeople and telesales personnel, supports all merchant referrals allowing us to enhance penetration within our distribution partners’ merchant bases.

Differentiated Suite of Payment Solutions

We offer a broad, differentiated suite of products and services that enable our merchants and distribution partners to address their payment processing needs through a single provider across multiple points of access, such as brick and mortar locations, ecommerce, mobile devices and tablet-based channels, without having to rely on multiple vendors. We also leverage our partner-centric model to deliver business solutions to our merchants that are integrated with our payment processing offerings. Our solutions include the full range of traditional and emerging payment processing products, as well as more advanced and value-added services such as security and compliance tools, multi-channel commerce and products and services to support significant payment network initiatives.

Scalable and Cost Effective Operating Model

As a result of owning and operating a single, proprietary, end-to-end, integrated platform we are able to efficiently manage, update and maintain our technology, increase capacity and speed and realize significant operating leverage. The proven scalability of our operating model has lowered our incremental cost per transaction as the volumes that we process continue to grow. As a result of our effective expense management and scalability initiatives, we have been able to improve our operational efficiency as evidenced by the increase in our adjusted EBITDA margin from 43.9% in 2007, the year we were acquired by WCAS, to 48.2% in 2013.

Culture Focused on Service and Operating Excellence

Our culture is deeply rooted in providing a differentiated merchant and distribution partner experience that leverages our partner-centric expertise and flexible integrated platform to deliver superior customer service. Our integrated platform enables us to provide a superior merchant boarding and activation experience, partner sales and technical support and integration expertise. We consistently measure, monitor and control enterprise-wide service quality metrics with the objective of achieving strong merchant retention and distribution partner satisfaction.

Experienced Management Team with Strong Execution Track Record

Our executive management team has significant experience in merchant acquiring, payment processing, distribution partner sales and marketing and technology development. We have invested substantial resources to attract and retain experienced executive-level talent and expand our sales force to align it with our distribution partners and market opportunities. Our executive management team has a proven track record of executing initiatives and delivering growth.

Our Growth Strategies

Our business model and competitive strengths enable us to pursue multiple growth opportunities. We plan to expand our business and grow through the following key strategies:

Grow with Existing Partners and Merchants

We will continue to grow our payment processing volumes generated by our existing partners and merchants by: benefitting from their own organic growth and expansion; cross-selling new and value-added services to meet their needs as they grow; and promoting multi-channel offerings to help them expand into ecommerce and mobile and tablet-based channels. We believe that we can address the evolving merchant need for payment enablement by leveraging our single platform integrated functionality and flexibility to seamlessly deploy a wide range of payment processing solutions through multiple delivery channels. By providing such multi-channel payment options, we believe we enable our merchants to increase sales volumes and grow their business, which, in turn, generates higher processing volumes and other growth opportunities for us. We believe a low percentage of our current merchant base utilize multi-channel payment functionality. We intend to continue to promote these capabilities to increase adoption throughout our merchant base.

Further Penetrate Existing Partners’ Merchant Base

We will continue to actively pursue the existing merchant base of our distribution partners. We believe a significant number of merchants from our distribution partner network are not currently using us as their payment processor because they are not currently accepting electronic payments or have not faced a catalyst to switch from their current provider. We will continue to address this significant opportunity by leveraging our specialized direct sales force, differentiated technology and product offering and by coordinating our marketing efforts with our distribution partners. Overall, we estimate that there are at least one million merchants that are served by our existing distribution partners but are not currently utilizing our services, resulting in further new business opportunities within our current distribution partner merchant base.

Innovate and Enhance Our Suite of Payment Solutions

We intend to maintain our leadership position in the industry by continuing to innovate and providing new and more advanced payment solutions to our distribution partners and merchants. We have a strong track record of introducing new product solutions to our merchants that increase convenience, provide ease of use, integrate better with their other business management software solutions and provide greater functionality. We plan to continue to leverage our proprietary, end-to-end, integrated platform and service capabilities to promote innovation and expand our suite of solutions to meet the evolving needs of our distribution partners and merchants.

Broaden and Enhance Our Distribution Network

We intend to broaden and deepen our distribution network to reach potential new distribution partners and merchants. We believe that our differentiated integrated platform, combined with our expertise in serving integrated technology and referral partners, will enable us to strategically target and obtain new distribution partner relationships in our existing markets and expand our services into new industry verticals and markets. We are actively engaged in modifying our relationship with a number of our financial institution referral partners in order to provide more comprehensive payment solutions, increase penetration and enhance our ability to directly service their merchants while generating attractive economics to us. We also plan to continue to grow our direct sales force commensurate with the growth in our partner network in order to effectively support referrals, reach more potential merchants and enter into or increase our presence in various industry verticals and markets.

Selectively Pursue Strategic Acquisitions

The core focus of our strategy is to grow organically. However, from time to time, we may selectively evaluate strategic acquisition opportunities as they arise. We have successfully executed and fully integrated numerous strategic acquisitions, and we will work to execute upon future acquisition opportunities that allow us to deploy capital efficiently.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	competition with larger firms that have greater financial resources and non-traditional competitors entering the merchant acquiring industry and electronic payments industry;

•	dependence on non-exclusive distribution partners;

•	unauthorized disclosure or impermissible use of data or disruptions to our services;

•	compliance with and changes to government regulations and payment network rules and standards;

•	decline in the use of credit, debit and prepaid cards as a payment mechanism or adverse developments with respect to the electronic payments industry as a whole;

•	our need to keep pace with rapid developments in the electronic payments industry and provide new products and services;

•	our ability to increase our market share, expand into new markets and compete with new entrants;

•	exposure to economic conditions affecting consumer and commercial spending particularly in the end-markets we serve;

•	exposure to the SMB market;

•	reliance on third parties for services;

•	our substantial level of indebtedness and increases in our indebtedness and operating and financial restrictions imposed by the agreements governing our indebtedness;

•	WCAS’s control of us; and

•	the other factors set forth under “Risk Factors.”

Our Sponsor

In 2007, TransFirst Inc. (formerly known as TransFirst Group Holdings, Inc.) was acquired by WCAS in a merger (the “Merger”). WCAS is a leading U.S. private equity investor focused on information/business services and healthcare. WCAS has raised and managed $20 billion in capital and has a current portfolio of 29 companies.

Following the completion of this offering, WCAS will own approximately     % of our outstanding common stock, or     % if the underwriters exercise in full their option to purchase additional shares. As a result of this ownership, WCAS will have control over votes on fundamental and significant corporate matters and transactions.

Corporate Information

TransFirst Inc. is a Delaware corporation that was formed on June 11, 2007 and its principal executive offices are located at 1393 Veterans Memorial Highway, Suite 307S, Hauppauge, New York 11788. Our telephone number at that address is (631) 840-6900. Our website address is www.transfirst.com. Our website and the information contained on our website do not constitute a part of this prospectus. We are a holding company and all of our business operations are conducted through our subsidiaries.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after completion of this offering	shares ( shares if the option to purchase additional shares is exercised in full).

Option to purchase additional shares	The underwriters have an option for a period of 30 days after the date of this prospectus to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to (1) retire all $ million of the indebtedness outstanding under the mezzanine note held by WCAS (the “Mezzanine Note”), (2) pay all $ million of accumulated and unpaid dividends on our outstanding redeemable participating preferred stock (the “Participating Preferred Stock”) and (3) refinance a portion of our long-term debt. We intend to use a portion of the net proceeds to pay fees and expenses related to the foregoing and also may use a portion for general corporate purposes. See “Use of Proceeds.”

As a result of the repayment of all indebtedness outstanding under the Mezzanine Note and the payment of all accumulated and unpaid dividends on the Participating Preferred Stock, approximately $ million of the net proceeds from this offering will ultimately be received by affiliates of the Company, based on amounts outstanding under the Mezzanine Note and accumulated and unpaid dividends on the Participating Preferred Stock, in each case as of , 2014. See “Certain Relationships and Related Party Transactions.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed symbol	“ ”

The number of shares of common stock to be outstanding after this offering is based on                 shares of common stock outstanding as of                     , 2014 and excludes the following:

•	shares of common stock issuable upon exercise of stock options outstanding as of at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our equity incentive plans as of , 2014.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the closing of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering; and

•	the automatic conversion of all of our Participating Preferred Stock, $0.01 par value, into our common stock immediately prior to consummation of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data has been derived from the statements of operations data for the years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary statements of operations data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2014.

The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments that management considers necessary for the fair presentation of the information for the unaudited periods. The following information should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Statement of operations and comprehensive income data:
Revenues	$865,070	$946,931	$1,067,763	$248,293	$280,564
Cost of services and goods	693,502	749,398	849,458	199,362	225,668
Operating expenses (1)	122,103	133,693	133,724	33,563	37,672

Income from operations	49,465	63,840	84,581	15,368	17,224
Interest expense, net	(23,928)	(24,046)	(56,019)	(14,339)	(13,323)
Income taxes	(5,654)	8,063	(12,252)	(416)	(1,553)

Net income	$19,883	$47,857	$16,310	$613	$2,348

Balance sheet data (at period end):
Cash and cash equivalents		$4,357	$25,957		$25,924
Total assets		939,338	889,856		975,325
Total liabilities		942,171	875,640		958,477
Long-term debt, including current portion, net of discounts.		640,427	640,503		628,558
Total redeemable participating preferred stock		155,861	170,359		174,136
Stockholders’ equity (deficit)		(158,694)	(156,143)		(157,288)

Other financial data (unaudited):
Gross settled volume (2)	$31,295,120	$36,939,759	$41,640,891	$9,919,278	$10,973,907
Net revenue (3)	$189,785	$218,597	$236,550	$54,400	$59,211
Adjusted EBITDA (3)	$87,618	$100,323	$114,006	$22,814	$25,934
Adjusted net income (3)	$24,291	$53,496	$21,825	$1,582	$5,318

(1)	Operating expenses includes selling, general and administrative expenses, depreciation and amortization, and other expenses.

(2)	Gross settled volume is the gross dollar value of Visa, MasterCard and other payment network transactions processed by our merchants and settled to merchants by us.

(3)	Net revenue is calculated as revenue less certain network fees and other costs described below. Adjusted net income is calculated as net income before certain non-cash compensation expenses, expenses related to the early extinguishment of debt, other non-recurring cash items and the other items described below. Adjusted EBITDA is equal to adjusted net income before interest, income taxes, depreciation and amortization. Net revenue, adjusted net income and adjusted EBITDA eliminate the effects of items that we do not consider indicative of our core operating performance. As a result, we consider net revenue, adjusted net income and adjusted EBITDA to be important indicators of our operational strength and the performance of our business. Management believes the use of net revenue, adjusted net income and adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. Adjusted EBITDA margin is Adjusted EBITDA divided by net revenue. By providing these non-GAAP financial measures, together with a reconciliation to GAAP results, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our business strategies. We believe net revenue, adjusted net income and adjusted EBITDA are used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry. Net revenue, adjusted net income and adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies.

Net revenue, adjusted net income and adjusted EBITDA are not intended as alternatives to revenue or net income (loss), as applicable, as indicators of our operating performance, as alternatives to any other measure of performance in conformity with GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on net revenue, adjusted net income and adjusted EBITDA or ratios calculated using those measures. Our GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus. In particular, adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a necessary element of our costs. In addition, the omission of amortization expense associated with our intangible assets further limits the usefulness of this measure. Because adjusted EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Accordingly, management does not view adjusted EBITDA in isolation and also uses other measures, such as cost of services and goods and net income to measure operating performance.

The reconciliation of our net revenue to revenues is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Revenues	$865,070	$946,931	$1,067,763	$248,293	$280,564
Network fees and other costs (a)	675,285	728,334	831,213	193,893	221,353

Net revenue	$189,785	$218,597	$236,550	$54,400	$59,211

(a)	Network fees and other costs represents interchange fees paid to issuers, assessments and other fees paid to payment networks, as well as distribution partner residuals, hardware costs of goods sold and other processing related fees. These amounts are some of the components of costs of services and goods in our statement of operations and comprehensive income.

The reconciliation of our adjusted net income and adjusted EBITDA to net income is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Net income	$19,883	$47,857	$16,310	$613	$2,348
Loss on merchant contracts, assets disposals and other impairment (a)	2,556	1,497	1,787	304	3
WCAS management fees (b)	1,250	1,250	1,250	313	313
Non-cash compensation (c)	754	929	644	161	284
Other adjustments (d)	(152)	1,963	1,834	193	2,370

Adjusted net income	24,291	53,496	21,825	1,582	5,318
Interest expense, net	23,928	24,046	56,019	14,339	13,323
Taxes	5,654	(8,063)	12,252	416	1,553
Depreciation and amortization	33,745	30,844	23,910	6,475	5,740

Adjusted EBITDA	$87,618	$100,323	$114,006	$22,814	$25,934

(a)	Loss on merchant contracts represents accelerated amortization of the purchase price (for both tax and accounting purposes) upon merchant contract attrition for specific contracts that were purchased individually from a particular distribution partner. Internally developed processing software was acquired as part of an acquisition. This processing software was written off as it was duplicative to software already developed and used by us. In addition, we wrote-off the remaining value on an acquired domain name and trade name as we transitioned to exclusively using the TransFirst name and no further value could be ascribed to these assets. Loss on merchant contracts also includes other asset disposals related to property, plant and equipment, abandoned software development projects and loss of gain on terminated contracts with distribution partners.

(b)	We pay WCAS fees for various management advisory services pursuant to a management agreement. The management agreement specifies a $1.0 million fee payable in arrears annually by December 31 of each year. We also pay an affiliate of WCAS a quarterly payment of $0.06 million at the beginning of each quarter to provide us with support services. Such payments will terminate upon consummation of this offering. See “Certain Relationships and Related Party Transactions—Agreement with WCAS.”

(c)	Non-cash compensation includes expenses related to restricted stock and stock option issuances recognized over the employee’s requisite service period.

(d)	Other adjustments include (1) deferred compensation and earn-outs related to acquisitions, (2) restructuring charges including one-time severance, relocation and other expenses related to organizational restructuring within our information technology, human resources and certain sales divisions, (3) litigation-related expenses offset by settlement funds received in connection with a 2004 acquisition, (4) debt refinancing, debt extinguishment, dividend recapitalization costs and other mergers and acquisition costs and (5) other one-time adjustments.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business

The payment processing industry is highly competitive and such competition is likely to increase, which may further adversely influence our prices to merchants and compensation to our distribution partners, and as a result, our profit margins.

The payment processing industry is highly competitive. The level of competition has increased in recent years as other providers of payment processing services have established a sizable market share in the SMB merchant segment. Our primary competitors for SMB merchants in these markets include financial institutions and their affiliates and well-established payment processing companies that target SMB merchants directly and through third parties, including Bank of America Merchant Services, Chase Paymentech, Elavon, Inc. (a subsidiary of U.S. Bancorp), First Data Corporation, Heartland Payment Systems, Inc., Vantiv, Inc., Global Payments, Inc. and Wells Fargo. Competing with financial institutions is challenging because they often bundle merchant acquiring services with other banking products. We also compete with many of these same entities for distribution partners. For example, many of our ISOs are not exclusive to us but also have relationships with our competitors, such that we have to continually expend resources to maintain those relationships. Our growth will depend on the continued growth of electronic payments and our ability to increase our market share through successful competitive efforts to gain new merchants and distribution partners.

In addition, many financial institutions, subsidiaries of financial institutions or well-established payment processing companies that we compete with have substantially greater capital, technological, management and marketing resources than we have. These factors may allow our competitors to offer better pricing terms to merchants and more attractive compensation to distribution partners, which could result in a loss of our potential or current merchants and distribution partners. This competition may effectively limit the prices we can charge our merchants, cause us to increase the compensation we pay to our distribution partners and require us to control costs aggressively in order to maintain acceptable profit margins. It could also result in a loss of existing merchants and distribution partners and greater difficulty obtaining new merchants and distribution partners. Additionally, our future competitors may develop or offer services that have price or other advantages over the services we provide.

We are also facing new competition emerging from non-traditional competitors entering the payment processing industry as well as traditional competitors offering alternative electronic payments services and products. For example, the shift in POS solutions from traditional terminals to software providers and other non-terminal applications could negatively impact our business and diminish our ability to earn hardware revenue. Certain of these competitors utilize proprietary software and service solutions to provide a combination of tablet-based IPOS solutions with electronic payments services. We may also experience competitive impacts from non-traditional competitors offering alternative payment methods or from new business practices or disruptive technology available to our merchants, such as manufacturers offering electronic payment applications for their mobile or tablet devices or healthcare organizations creating their own technology for electronic payments. Certain of these competitors or potential competitors have significant financial resources and robust networks that could allow them to have access to merchants needing electronic payments services. If these new entrants gain a greater share of total electronic payments transactions, it could have a material adverse effect on our business, financial condition and results of operations. These competitors may not only impact our ability to retain and grow our relationships with merchants and distribution partners, but also may compete in ways that minimize or remove the role of traditional POS software in the electronic payments process.

To acquire and retain merchants, we depend in part on distribution partners that do not serve us exclusively and are subject to attrition.

We rely in significant part on the efforts of integrated technology partners and referral partners to market our services to merchants seeking to establish a merchant acquiring relationship. These distribution partners seek to introduce us, as well as our competitors, to newly established and existing SMB merchants, including retailers, restaurants and other businesses. Generally, our agreements with distribution partners (with the exception of substantially all of our agreements with financial institution referral partners and certain of our integrated technology partners) are not exclusive and distribution partners retain the right to refer merchants to other merchant acquirers. Gaining and maintaining loyalty or exclusivity can require financial concessions to maintain current distribution partners and merchants or to lure potential distribution partners and merchants from our competitors who may be offering significantly more attractive pricing terms, which has a negative impact on our results of operations. We have been required, and expect to be required in the future, to make concessions when renewing contracts with our distribution partners and such concessions can have a material impact on our financial condition or operating performance. If these distribution partners switch to another merchant acquirer, cease operations or become insolvent, we will no longer receive new merchant referrals from them, and we risk losing existing merchants that were originally enrolled by them. Additionally, certain of our distribution partners are subject to the requirements imposed by our bank sponsors, which may result in fines to them for non-compliance and may, in some cases, result in these entities ceasing to refer merchants to us. We cannot accurately predict the level of attrition of our distribution partners or merchants in the future, particularly in connection with merchants that were obtained as part of an acquisition of a portfolio of merchants, which makes it difficult for us to forecast growth. If we are unable to establish relationships with new distribution partners or merchants, or otherwise increase our transaction processing volume in order to counter the effect of this attrition, our revenues will decline.

Unauthorized disclosure of merchant or cardholder data, whether through breach of our computer systems, computer viruses, or otherwise, could expose us to liability, protracted and costly litigation and damage our reputation.

We are responsible for certain third parties under the rules and regulations established by the payment networks, such as Visa, MasterCard, Discover and American Express, and debit networks. These third parties include merchants, our distribution partners and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers and expiration dates, driver’s license numbers and bank account numbers. We have ultimate liability to the payment networks and our bank sponsors that register us with Visa or MasterCard for our failure or the failure of third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or cardholder data by us or our contracted third parties could result in significant fines, sanctions and proceedings or actions against us by the payment networks, governmental bodies, consumers or others, which could have a material adverse effect on our business, financial condition and results of operations.

Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. For example, certain of our employees have access to sensitive data that could be used to commit identity theft or fraud. Concerns about security are increased when we transmit information electronically because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our contracted third parties. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These types of actions and attacks and others could disrupt our delivery of services or make them unavailable. Any such actions or attacks against us or our contracted third parties could hurt our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, result in the loss of our bank sponsors or our ability to participate in the payment networks, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

We and our contracted third parties could be subject to breaches of security by hackers. Our encryption of data and other protective measures may not prevent unauthorized access to or use of sensitive data. A breach of a system may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under state and federal laws or by the payment networks. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. In addition, a significant cybersecurity breach of our systems or communications could result in payment networks prohibiting us from processing transactions on their networks or the loss of our bank sponsors that facilitate our participation in the payment networks, either of which could materially impede our ability to conduct business.

Although we generally require that our agreements with distribution partners or our service providers who may have access to merchant or cardholder data include confidentiality obligations that restrict these parties from using or disclosing any merchant or cardholder data except as necessary to perform their services under the applicable agreements, we cannot guarantee that these contractual measures will prevent the unauthorized use, modification, destruction or disclosure of data or allow us to seek reimbursement from the contracted party. In addition, many of our merchants are SMBs that may have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our agreements with our bank sponsors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our bank sponsor agreements.

Any significant unauthorized disclosure of sensitive data entrusted to us would cause significant damage to our reputation, and impair our ability to attract new integrated technology and referral partners, and may cause parties with whom we already have such agreements to terminate them.

We have a long sales cycle to attract new distribution partners, and if we fail to close sales after expending significant time and resources to do so, or referrals by distribution partners are delayed, our business, financial condition and results of operations could be adversely affected.

We invest significant resources in attracting new distribution partners. For example, our financial institution referral partners often select merchant acquirers through a formal request for proposal (“RFP”) process that can take several months before the financial institution makes a final decision. We may expend significant funds and management resources during the sales cycle and ultimately not be selected as the winner in the RFP process.

We also face challenges with long integration cycles with our integrated technology partners. For example, after we enter into an agreement with an integrated technology partner in the healthcare industry, it typically takes several months to complete the development work needed for the integration. Additionally, in our relationships with distribution partners, we expend substantial time to bring these relationships to the stage where merchants are being actively referred to us.

If we experience delays introducing new integrated technology partners onto our integrated platform or are unsuccessful in entering into an agreement with a prospective referral partner after expending significant management resources, it could have a material adverse effect on our business, financial condition and results of operations.

Potential distribution partners and merchants may be reluctant to switch to a new merchant acquirer, which may adversely affect our growth.

Many potential distribution partners and merchants worry about potential disadvantages associated with switching merchant acquirers, such as a loss of accustomed functionality, increased costs and business disruption. For our distribution partners, switching to us from another merchant acquirer or integrating with us may constitute a significant undertaking. As a result, many distribution partners and merchants often resist change. There can be no assurance that our strategies for overcoming potential reluctance to change vendors or initiate a relationship with us will be successful, and this resistance may adversely affect our growth.

We are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting the electronic payments industry may have an unfavorable impact on our business, financial condition and results of operations.

We are subject to numerous regulations that affect the electronic payments industry. Regulation and proposed regulation of our industry has increased significantly in recent years. Changes to statutes, regulations or industry standards, including interpretation and implementation of statutes, regulations or standards, could increase our cost of doing business or affect the competitive balance. We are also subject to U.S. financial services regulations, numerous consumer protection laws, escheat regulations, and privacy and information security regulations, among others. Failure to comply with regulations may have an adverse effect on our business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of penalties or fines.

Interchange fees, which are typically paid by the payment processor to the issuer in connection with credit and debit card transactions, are subject to increasingly intense legal, regulatory, and legislative scrutiny. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, significantly changed the U.S. financial regulatory system, including by regulating and limiting debit card fees charged by certain issuers, allowing merchants to set minimum dollar amounts for the acceptance of credit cards and allowing merchants to offer discounts or other incentives for different payment methods.

New rules implementing the Dodd-Frank Act also contain certain prohibitions on payment network exclusivity and merchant routing restrictions. These restrictions could negatively affect the number of debit transactions, and prices charged per transaction, which would negatively affect our business. The Dodd-Frank Act also created the Consumer Financial Protection Bureau, or the CFPB, which has assumed responsibility for most federal consumer protection laws, and the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company, such as us, should be supervised by the Board of Governors of the Federal Reserve System, or the Federal Reserve, because it is systemically important to the U.S. financial system. Any such designation would result in increased regulatory burdens on our business, which increases our risk profile and may have an adverse impact on our business, financial condition and results of operations.

Additionally, the so-called Durbin Amendment to the Dodd-Frank Act provides that the interchange fees that certain issuers charge merchants for debit transactions will be regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for issuers with assets of $10 billion or greater. Since October 2011, a payment network may not prohibit a issuer from contracting with any other payment network for the processing of electronic debit transactions involving the issuer’s debit cards, and issuers and payment networks may not inhibit the ability of merchants to direct the routing of debit card transactions over any payment networks that can process the transactions. Regulations such as these could result in the need for us to make capital investments to modify our services to facilitate our existing merchants’ and potential merchants’ compliance and reduce the fees we are able to charge our merchants. These regulations also could result in greater pricing transparency and increased price-based competition leading to lower margins and higher rates of merchant attrition. Furthermore, the requirements of the regulations and the timing of their effective dates could result in changes in our merchants’ business practices, which could change the demand for our services and alter the type or volume of transactions that we process on behalf of our merchants. Any new rules or regulations implemented by the CFPB or the Financial Stability Oversight Council or in connection with the Dodd-Frank Act that are applicable to us, or any changes that are adverse to us resulting from litigation brought by third parties challenging such rules and regulations, could increase our cost of doing business or limit permissible activities.

The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “Card Act”) created new requirements applicable to general-use prepaid gift cards, store gift cards and electronic gift certificates. The Card Act, along with the Federal Reserve’s amended Regulation E, created new requirements with respect to these cards and electronic certificates. Prepaid services may also be subject to the rules and regulations of the payment networks, including Visa, MasterCard, Discover and American Express, with which our merchants and issuers do business. If we fail or are unable to comply with these requirements, our merchants (or in certain instances, we) could be subject to the imposition of fines, civil liability and, in the case of willful and deliberate non-compliance, criminal liability, which could impact our ability to offer our payment processing services or other related services and could have a material adverse effect on our business, financial condition and results of operations.

We and many of our merchants are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices (“UDAP”). In addition, the UDAP and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our merchants, and in some cases may subject us, as the merchant’s electronic payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we were deemed to have improperly aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the merchant through our services. Various federal and state regulatory enforcement agencies including the Federal Trade Commission and state attorneys general have authority to take action against non-banks that engage in UDAP or violate other laws, rules and regulations and to the extent we are processing payments or providing services for a merchant that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may impact our business.

Additionally, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”) issued a final rule in July 2011 regarding the applicability of the Bank Secrecy Act’s regulations to “prepaid access” products and services. This rulemaking clarifies the anti-money laundering obligations for entities engaged in the provision and sale of prepaid services, such as prepaid gift cards. We are not registered with FinCEN based on our determination that our current products and services do not constitute a “prepaid program” as defined in the Bank Secrecy Act and we are not a “provider” of prepaid access. We may in the future need to register with FinCEN as a “money services business-provider of prepaid access” in accordance with the rule based on changes to our products or services. The rule increases our regulatory risks and, as with other regulatory requirements, violations of the rule could have a material adverse effect on our business, financial condition and results of operations.

Our business may also be subject to the Fair Credit Reporting Act (the “FCRA”), which regulates the use and reporting of consumer credit information and also imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. We could be liable if our practices under the FCRA are not in compliance with the FCRA or regulations under it.

Separately, the Housing Assistance Tax Act of 2008 included an amendment to the Internal Revenue Code of 1986, as amended, or the Code, that requires information returns to be made for each calendar year by payment processing entities and third-party settlement organizations with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. We could be liable for penalties if our information returns are not in compliance with these regulations.

We are considered by the Federal Financial Institutions Examination Council to be a technology service provider (“TSP”) based on the services we provide to financial institutions. As a TSP, we are subject to audits by an interagency group consisting of the Federal Reserve System, FDIC, and the Office of the Comptroller of the Currency. If an audit or self-assessment identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.

Depending on how our products evolve, we may be subject to a variety of additional laws and regulations, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, gambling, banking and lending, U.S. Safe Harbor regulations, and import and export restrictions. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. If we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

These and other laws and regulations, even if not directed at us, may require us to make significant efforts to change our products and services and may require that we incur additional compliance costs and change how we price our services to merchants. Implementing new compliance efforts is difficult because of the complexity of new regulatory requirements, and we are devoting and will continue to devote significant resources to ensure compliance. Furthermore, regulatory actions may cause changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services, which could materially adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our business or our reputation.

Governmental regulations designed to protect or limit access to or use of consumer information could adversely affect our ability to effectively provide our services to merchants.

Governmental bodies in the United States have adopted, or are considering the adoption of, laws and regulations restricting the use, collection, storage, and transfer of, and requiring safeguarding of, non-public personal information. Our operations are subject to certain provisions of these laws. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. These laws and regulations restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information. These laws also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, there are state laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and consumer reporting agencies and businesses and governmental agencies that own data.

In May 2014, the Executive Office of the President of the United States issued two reports on the subjects of Big Data and Privacy. These reports indicate the potential, if not likelihood, for increased regulation of the collection, storage, use and transfer of personal information. Particularly, these reports seem to emphasize the future regulation of use of personal information. Such changes in the regulatory scheme with regards to data and privacy may cause changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services, which could adversely affect our business, financial condition and results of operations.

In connection with providing services to our merchants, we are required by regulations and contracts with them and with our financial institution referral partners to provide assurances regarding the confidentiality and security of non-public consumer information. These contracts require periodic audits by independent companies regarding our compliance with industry standards and also allow for similar audits regarding best practices established by regulatory guidelines. The compliance standards relate to our infrastructure, components and operational procedures designed to safeguard the confidentiality and security of non-public consumer personal information shared by our merchants with us. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract, grow and maintain business in the future. If we fail to comply with the laws and regulations relating to the protection of data privacy, we could be exposed to suits for breach of contract or to governmental proceedings. In addition, our relationships and reputation could be harmed, which could inhibit our ability to retain existing merchants and distribution partners and obtain new merchants and distribution partners.

If more restrictive privacy laws or rules are adopted by authorities in the future on the federal or state level, our compliance costs may increase and our ability to perform due diligence on, and monitor the risk of, our current and potential merchants may decrease, which could create liability for us. Additionally, our opportunities for growth may be curtailed by our compliance capabilities or reputational harm, and our potential liability for security breaches may increase, all of which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of payment networks, Visa and MasterCard in particular, those payment networks could seek to fine us, suspend us or terminate our registrations through our bank sponsors. Fines could have a material adverse effect on our business, financial condition or results of operations, and if these registrations are suspended or terminated, we may not be able to conduct our business.

In order to provide our merchant acquiring services, we are registered through our bank sponsors with the Visa and MasterCard networks as service providers for member institutions. More than 94% of our $41.6 billion in processing volume in 2013 was attributable to transactions processed on the Visa and MasterCard networks. We are also registered directly with other payment networks, including Discover and American Express. As such, we and many of our merchants are subject to payment network rules. The payment networks routinely update and modify requirements applicable to merchant acquirers including rules regulating data integrity, third-party relationships (such as those with respect to bank sponsors and ISOs), merchant chargeback standards and Payment Card Industry and Data Security Standards (the “PCI DSS”).

If we do not comply with the payment network requirements, our transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks seeking to fine us, or suspend or terminate our registrations which allow us to process transactions on their networks, which would make it impossible for us to conduct our business on its current scale. As we have brought more functions required to deliver our merchant acquiring services in-house (instead of depending on third parties), we are directly financially responsible for failure to perform, instead of potentially having a claim against a non-performing third party.

On occasion, we have received notices of non-compliance and fines, which have typically related to excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover fines from or pass through costs to our merchants, or recover losses under insurance policies, we would experience a financial loss. Under certain circumstances specified in the payment network rules, we may be required to submit to periodic audits, self-assessments or other assessments of our compliance with the PCI DSS. Such activities may reveal that we have failed to comply with the PCI DSS. In addition, even if we comply with the PCI DSS, there is no assurance that we will be protected from a security breach. The termination of our registration with the payment networks, or any changes in payment network or issuer rules that limit our ability to provide merchant acquiring services, could have an adverse effect on our payment processing volumes, revenues and operating costs. If we are unable to comply with the requirements applicable to our settlement activities, the payment networks may no longer allow us to provide these services, which would require us to spend additional resources to obtain settlement services from a third-party provider. In addition, if we were precluded from processing Visa and MasterCard electronic payments, we would lose substantially all of our revenues.

We are also subject to the operating rules of the National Automated Clearing House Association (“NACHA”). NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH Network participants.

If an audit or self-assessment under PCI DSS or NACHA identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.

Changes in payment network rules or standards could adversely affect our business, financial condition and results of operations.

Payment network rules are established and changed from time to time by each payment network as they may determine in their sole discretion and with or without advance notice to their participants. The timelines imposed by the payment networks for expected compliance with new rules have historically been, and may continue to be, highly compressed, requiring us to quickly implement changes to our systems and increasing the risk of non-compliance with new standards. Changes in the payment networks’ requirements, including those applicable to settlement activities that are processed through our TransClear system, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our merchants or distribution partners. In addition, the payment networks could make changes to interchange or other elements of the pricing structure of the merchant acquiring industry that would have a negative impact on our results of operations.

An example of a recent payment network standard is EMV, a credit and debit authentication methodology mandated by Visa, MasterCard, American Express and Discover to be supported by payment processors by April 2013 and by merchants by October 2015. This mandate sets new requirements and technical standards, including requiring IPOS systems to be capable of accepting the more secure “chip” cards that utilize the EMV standard and setting new rules for data handling and security. Payment processors and merchants that do not comply with the mandate or do not use systems that are EMV compliant risk fines and liability for fraud-related losses. We have invested significant resources to ensure our systems’ compliance with the mandate, and will invest significant resources to assist our merchants in becoming compliant by the applicable deadlines.

Payment networks generally establish their rules to allocate responsibilities among the payment networks’ participants and generally structure and change such rules for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve their own strategic initiatives. Additionally, as each payment network seeks to attract new participants, inconsistent requirements are adopted by each payment network, increasing our compliance costs and risk of non-compliance. In some cases, payment networks compete with us, and their ability to modify and enhance their rules in their sole discretion may provide them with an advantage in selling or developing their own services that may compete directly or indirectly with our services. The termination of our member registration or our status with the payment networks, or any changes in payment network rules or standards, including interpretation and implementation of the rules or standards, that increase our cost of doing business or limit our ability to provide merchant acquiring services to or through our merchants and distribution partners, could have a material adverse effect on our business, financial condition and results of operations.

There may be a decline in the use of credit, debit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the electronic payments industry in general which could adversely affect our business, financial condition and operating results.

If consumers do not continue to use credit, debit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit cards, debit cards and prepaid cards which is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. In December 2013, the U.S. District Court for the Eastern District of New York issued a final order approving a definitive class settlement agreement resolving the plaintiffs’ claims in a merchant class multi-district interchange litigation against Visa, MasterCard and the named member banks. Among other terms, the settlement agreement provides for the modification of Visa’s and MasterCard’s rules to allow merchants to impose a surcharge on credit card transactions at the POS under certain conditions, to accept Visa or MasterCard credit or debit cards at some but not all of a merchant’s stores and to offer discounts to customers who make payments through methods that carry lower fees than Visa or MasterCard credit or debit cards. These provisions or other provisions in the final settlement agreement, which has been appealed by certain plaintiffs, could ultimately result in decreased use of credit cards, demands for lower fees for our services or have other adverse impacts that are not readily known and that we may not know for some time.

Regulatory changes may also result in merchants seeking to charge customers additional fees for use of credit or debit cards. Additionally, in recent years, increased incidents of security breaches have caused some consumers to lose confidence in the ability of retailers to protect their information, causing certain consumers to discontinue use of electronic payment methods. In addition, security breaches could result in financial institutions cancelling large numbers of credit and debit cards, or consumers electing to cancel their cards following such an incident.

Maintaining or increasing our profitability is dependent on consumers and businesses continuing to use credit, debit and prepaid cards at the same or greater rate than previously. If there is a decline in the use of such cards, either due to the impact of regulation in the industry or the perceived risk of increased security breaches, or for any other reason our business, financial condition and results of operations may be materially adversely affected.

In order to remain competitive and to continue to increase our revenues and earnings, we must continually update our products and services, a process which could result in increased costs and the loss of revenues, earnings, merchants and distribution partners if the new products and services do not perform as intended or are not accepted in the marketplace.

The electronic payments industry in which we compete is subject to rapid technological changes and is characterized by new technology, product and service introductions, evolving industry standards, changing merchant needs and the entrance of non-traditional competitors. We are subject to the risk that our existing products and services become obsolete, and that we are unable to develop new products and services in response to industry demands. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards and our failure to do so could have a material adverse effect on our business, results of operations and financial condition. In order to remain competitive, we are continually involved in a number of projects, such as the introduction of our tablet-based processing solution and other new offerings emerging in the electronic payments industry, many of which require investment in non-revenue generating products or services that our distribution partners and merchants expect to be included in our product and service offerings. These projects carry the risks associated with any development effort, including difficulty in determining market demand and timing for delivery of new products and services, cost overruns, delays in delivery and performance problems. In addition, new products and offerings may not perform as intended or generate the business or revenue growth expected. In the electronic payments industry these risks are even more acute. Any delay in the delivery of new products or services or the failure to differentiate our products and services could render them less desirable, or possibly even obsolete, to our merchants. Additionally, the market for alternative payment processing products and services is evolving, and it may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new products and services. Any of the foregoing could have a material and adverse effect on our operating results and financial condition.

In addition, the products and services we deliver are designed to process very complex transactions and deliver reports and other information regarding those transactions, all at very high volumes and processing speeds. Any failure to deliver an effective and secure product or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs that could reduce our earnings in addition to a loss of revenue and earnings if promised new products are not timely delivered to our merchants or do not perform as anticipated. Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies, products and services, including ecommerce and mobile payment processing services that provide improved operating functionality and features to their existing service offerings. If successful, their development efforts could render our products and services less desirable to merchants and distribution partners, resulting in the loss of merchants and distribution partners or a reduction in the fees we could generate from our offerings.

We plan to invest in new product and services offerings with cash from operations or from future financings and not with the proceeds from this offering. There can be no assurance that those sources will be available in sufficient amounts to fund future growth opportunities when needed.

We may not be able to continue to expand our share of the existing electronic payments industry or expand into new markets, which would inhibit our ability to grow and increase our profitability.

Our future growth and profitability depend, in part, upon our continued expansion within the markets in which we currently operate, the emergence of other markets for electronic payments, and our ability to penetrate these markets and our current distribution partners’ merchant base. Future growth and profitability of our business may depend upon our ability to penetrate new industries and markets for electronic payments.

Our expansion into new industries and markets is also dependent upon our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new industry or market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new industries or markets. Penetrating these new industries or markets may also prove to be more challenging or costly or take longer than we may anticipate. If we fail to expand into new and existing electronic payments industries and markets, we may not be able to continue to grow our revenues and earnings.

Furthermore, in response to market developments, we may expand into new geographical markets in which we do not currently have any operating experience. We cannot assure you that we will be able to successfully expand in such markets due to our lack of experience and the multitude of risks associated with global operations.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection or the inability to obtain third-party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology are alleged to infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services or technology. Any of these third parties could make a claim of infringement against us with respect to our products, services or technology. We may also be subject to claims by third parties for patent infringement, breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected products or services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products or services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

We are subject to economic and political risk, the business cycles of our merchants and distribution partners and the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.

The electronic payments industry depends heavily on the overall level of consumer, commercial and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions or increases in interest rates could adversely affect our financial performance by reducing the number or aggregate dollar volume of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using electronic payments, or consumers spend less money through electronic payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue. A weakening in the economy could have a negative impact on our merchants, as well as their customers who purchase products and services using our electronic payments services, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if economic conditions disproportionately affect some of the discretionary market segments that represent a larger portion of our payment processing volume, such as business services, healthcare and retail, or markets in the geographic areas in which we have a greater merchant presence, such as California, Texas, New York and Florida. In addition, a weakening in the economy could force merchants to close at higher than historical rates, resulting in exposure to potential losses and a decline in the number of transactions that we process. We also have a certain amount of fixed and semi-fixed costs, including rent, debt service, contractual minimums and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

Nearly all of our merchants are small- and medium-sized businesses, which may increase the impact of economic fluctuations and merchant attrition on us.

We market and sell our solutions to SMBs. SMBs are typically more susceptible to the adverse effects of economic fluctuations than larger businesses. We experience attrition in merchants and merchant charge volume in the ordinary course of business resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors and account closures that we initiate due to heightened credit risks relating to, or contract breaches by, a merchant. Adverse changes in the economic environment or business failures of our SMB merchants may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do. We cannot accurately predict the level of SMB attrition in the future. If we are unable to establish accounts with new merchants or otherwise increase our payment processing volume in order to counter the effect of this attrition, our revenues will decline.

Adverse conditions in industries in which we obtain a substantial amount of our revenue, such as business services, healthcare and retail, could negatively affect our operating results.

We obtain a substantial amount of our processing volume from merchants in certain industries. For example, merchants in the business services, healthcare and retail industries represented approximately 17%, 15% and 12% of our payment processing volume, respectively, for the twelve months ended March 31, 2014. As a result, any adverse economic or other conditions in the business services, healthcare and retail industries, or other industries in which we obtain a substantial amount of our revenue, could negatively affect our business, financial condition and results of operations.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, resulting in our inability to process or settle transactions, cause us to lose business and increase our costs and expose us to liability.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer network systems, software, data centers and telecommunication networks, as well as the systems and services of our bank sponsors, the payment networks, third-party providers of processing services and other third parties. Our systems and operations or those of our third-party providers, such as our provider of dial-up authorization services, or the payment networks themselves, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error or sabotage, financial insolvency and similar events. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. At present, our critical operational systems, such as ProcessNow, our gateway platform, OnTrak, our proprietary database system, and TransClear, our proprietary back-end clearing and settlement platform, are fully redundant, while certain of our less critical systems are not. Therefore, certain aspects of our operations may be subject to interruption. Also, while we have disaster recovery policies and arrangements in place, they have not been tested under actual disasters or similar events.

Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in failure to process or settle transactions, additional operating and development costs, diversion of technical and other resources, loss of revenue, merchants and distribution partners, loss of merchant and cardholder data, harm to our business or reputation, exposure to fraud losses or other liabilities and fines and other sanctions imposed by payment networks.

We rely on other service and technology providers. If they fail or discontinue providing their services or technology generally or to us specifically, our ability to provide services to merchants may be interrupted, and, as a result, our business, financial condition and results of operations could be adversely impacted.

We rely on third parties for specific services such as dial-up authorization services and maintenance and development of ProcessNow, our gateway platform. We also rely on third parties for specific software and hardware used in providing our products and services. Some of these organizations and service providers are our competitors or provide similar services and technology to our competitors, and we do not have long-term contracts with them. Typically, our contracts with these third parties are for initial terms of up to three years with automatic one-year renewals and are subject to cancellation upon limited notice by either party. If these contracts are canceled or we are unable to renew them on commercially reasonable terms or at all, our business, financial condition and results of operation could be adversely impacted. The termination by our service or technology providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our merchants and, if we cannot find alternate providers quickly, may cause those merchants to terminate their processing agreements with us.

We also rely in part on third parties for the development and access to new technologies, or updates to existing products and services for which third parties provide ongoing support, which increases the cost associated with new and existing product and service offerings. Failure by these third-party providers to devote an appropriate level of attention to our products and services could result in delays in introducing new products or services, or delays in resolving any issues with existing products or services for which third-party providers provide ongoing support. Additionally, some of these third-party providers are single source providers, which increases our risk of dependence on them, which may lead them to extract unfavorable pricing terms. Finally, many of our third-party service providers are smaller companies, which increases the risk that they become insolvent and require us to expend resources to replace these services or provide them internally.

Fraud by merchants or others could have a material adverse effect on our business, financial condition and results of operations.

We face potential liability for fraudulent electronic payment transactions initiated by merchants or others. Merchant fraud occurs when a merchant opens a fraudulent merchant account and conducts fraudulent transactions or when a merchant, rather than a customer (though sometimes working together with a customer engaged in fraudulent activities), knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Any time a merchant is unable to fund a chargeback, we are responsible for that chargeback. Additionally, merchant fraud occurs when employees of merchants change the merchant demand deposit accounts to their personal bank account numbers, so that payments are improperly credited to the employee’s personal account. We have established systems and procedures to detect and reduce the impact of merchant fraud, but we cannot be sure that these measures are or will be effective. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud could increase our chargeback or other liability.

We also have potential liability for losses caused by fraudulent card-based payment transactions. Card fraud occurs when a merchant’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the issuer and verifies the signature on the back of the card against the paper receipt signed by the customer, the issuer remains liable for any loss. In a card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction. Many of the merchants that we serve transact a substantial percentage of their sales in card-not-present transactions over the Internet or in response to telephone or mail orders, which makes these merchants more vulnerable to fraud than merchants for which most of their transactions are conducted in card-present transactions.

We rely on bank sponsors, which have substantial discretion with respect to certain elements of our business practices, and financial institution clearing service providers, in order to process electronic payment transactions. If these sponsorships or clearing services are terminated and we are not able to secure new bank sponsors or clearing service providers, we will not be able to conduct our business.

Because we are not a bank, we are not eligible for membership in the Visa or MasterCard networks and are, therefore, unable to directly access these payment networks, which are required to process transactions. Visa and MasterCard operating regulations require us to be sponsored by a member bank in order to process electronic payment transactions. We are currently registered with Visa and MasterCard through Wells Fargo and Synovus Bank. Under the terms of our recently executed agreement with Deutsche Bank, we expect to be registered through Deutsche Bank by the end of 2014.

The current term of our agreement with Wells Fargo lasts through August 2016 and will thereafter automatically continue unless either party provides the other at least nine months’ notice of its intent to terminate. The current term of our agreement with Synovus Bank lasts through December 2018 and will thereafter automatically continue unless either party provides the other at least six months’ notice of its intent to terminate. We expect that the term of our agreement with Deutsche Bank will last through approximately the third quarter of 2019 and will thereafter automatically continue unless either party provides the other at least nine months’ notice of its intent to terminate.

Our bank sponsors may terminate their agreements with us if we materially breach the agreements and do not cure the breach within an established cure period, if our membership with Visa or MasterCard terminates, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and MasterCard regulations, change to prevent either the applicable bank or us from performing services under the agreement. If these sponsorships are terminated and we are unable to secure a replacement bank sponsor, we will not be able to process electronic payment transactions.

Furthermore, our agreements with our bank sponsors provide the bank sponsors with substantial discretion in approving certain elements of our business practices, including our solicitation, application and qualification procedures for merchants, the terms of our agreements with merchants, the processing fees that we charge, our customer service levels and our use of certain third-party service providers and merchant referral sources. We cannot guarantee that our bank sponsors’ actions under these agreements will not be detrimental to us, nor can we provide assurance that any of our bank sponsors will not terminate their sponsorship of us in the future. Our bank sponsors have broad discretion to impose new business or operational requirements on us, which may materially adversely affect our business. Our bank sponsors also provide clearing services in connection with our settlement activities. If our sponsorships or clearing services agreements are terminated and we are unable to secure another bank sponsor or clearing service provider, we will not be able to process Visa or MasterCard transactions or settle transactions which would have a material adverse effect on our business, financial condition and results of operations.

We incur liability when our merchants refuse or cannot reimburse us for chargebacks resolved in favor of their customers, fees, fines or other assessments we incur from the payment networks. We cannot accurately anticipate these liabilities, which may adversely affect our business, financial condition and results of operations.

We have potential liability for chargebacks associated with the transactions we process. If a billing dispute between a merchant and a cardholder is not ultimately resolved in favor of the merchant, the disputed transaction is “charged back” to the merchant’s bank and credited or otherwise refunded to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. If we or our bank sponsors are unable to collect the chargeback from the merchant’s account or reserve account (if applicable), or if the merchant refuses or is financially unable (due to bankruptcy or other reasons) to reimburse the merchant’s bank for the chargeback, we may bear the loss for the amount of the refund paid to the cardholder. We may experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition and results of operations.

We have limited experience being a full service processor, and as we execute more functions in-house, we may have difficulty implementing, utilizing and maintaining our in-house systems.

Over the past several years, we have made the transition from an independent sales organization to a full service processor, with our most recent step in this process being the introduction of TransClear, our back-end clearing system for settlement and funding, which we introduced in the fall of 2013. As part of this process, we have brought in-house several functions that were previously provided by third parties. As we perform all of the services of a processor, we may be unsuccessful in implementing, utilizing and maintaining our in-house processing systems and functions. For example, the process by which the interchange rate of a particular transaction is determined is highly complex, open to interpretation, and in some cases subject to payment network rules that are contradictory. If we fail to interpret and apply these standards correctly, we may be subject to complaints by our merchants. In addition to these risks, we face competition from existing merchant acquirers who may have more experience and resources in back-end processing functions. If we cannot successfully address the new challenges and compete effectively against the existing providers of these services, our results of operations may suffer.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues. Historically our revenues have been strongest in our second and third quarters and weakest in our first quarter. Some variability results from seasonal retail events and the number of business days in a month or quarter. We typically do not experience a significant rise in volume around the November and December holiday season as most of our merchant base does not see a major increase in business at that time. We also experience volatility in certain other metrics, such as number of transactions and payment processing volumes. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects.

Adverse conditions in markets in which we obtain a substantial amount of our electronic payment processing volume, such as our largest merchant markets of California, Texas, New York and Florida, would negatively affect our results of operations.

Adverse economic or other conditions such as expensive regulatory compliance costs or severe seismic or weather events, such as a major earthquake, catastrophic hurricane or storm or wildfires in California, Texas, New York and Florida would negatively affect our processing volume and could materially and adversely affect our results of operations. For the twelve months ended March 31, 2014, merchants in California represented 15%, in Texas represented 11%, in New York represented 5%, and in Florida represented 6%, of our payment processing volume. As a result of this geographic concentration of our merchants in these markets, we are exposed to the risks of downturns in these local economies and to other local conditions such as expensive regulatory compliance costs or severe seismic or weather events, which could adversely affect the operating results of our merchants in these markets.

Continued consolidation in the banking industry could adversely affect our growth.

Historically, the banking industry has been the subject of consolidation, regardless of overall economic conditions. As banks consolidate, our relationships with banks are brought into question. If a current financial institution referral partner of ours is acquired by another bank, the acquiring bank may seek to terminate our agreement and impose its own merchant services program on the acquired bank. If a financial institution referral partner acquires another bank, our financial institution referral partner may take the opportunity to conduct a competitive bidding process to determine whether to maintain our merchant acquiring services or switch to another provider. In either situation, we may be unable to retain the relationship post-acquisition, or may have to offer financial concessions to do so, which could adversely affect our growth.

If we cannot pass increases from payment networks including interchange, assessments, transaction and other fees along to our merchants, our operating margins will be reduced.

We pay interchange and other fees set by the payment networks to the issuer and the payment networks for each transaction we process. From time to time, the payment networks increase the interchange fees and other fees that they charge payment processors and bank sponsors. At their sole discretion, our bank sponsors have the right to pass any increases in interchange and other fees on to us and they have consistently done so in the past. If we are unable to pass through these and other fees imposed by third parties along to our merchants through corresponding increases in our processing fees, it could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws or their interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our merchants, could reduce our net income.

We are subject to tax laws in each jurisdiction where we do business. Changes in tax laws or their interpretations could decrease the amount of revenues we receive, the value of any tax loss carryforwards and tax credits recorded on our balance sheet and the amount of our cash flow, and have a material adverse impact on our business, financial condition and results of operations. Furthermore, companies in the electronic payments industry, including us, may become subject to incremental taxation in various tax jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced.

Acquisitions, partnerships, alliances, revenue sharing arrangements or other joint ventures could disrupt our business and harm our financial condition.

We evaluate, and expect in the future to evaluate, potential strategic acquisitions, partnerships, alliances, revenue sharing arrangements or other joint ventures with complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that may be desirable to us.

The integration and conversion of a business, including managing the complex process of integrating the acquired company’s personnel, products, technology, and other assets to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition, involves a number of risks. If the integration and conversion process does not proceed smoothly, the following factors, among others, could reduce our revenues and earnings, increase our operating costs, and result in a loss of projected value or synergies:

•	If we are unable to successfully integrate the benefits plans, duties and responsibilities, and other components of the business of interest to the management and employees of the acquired business, we could lose employees to our competitors, which could significantly affect our ability to operate the business and complete the integration;

•	If the integration process causes any delays with the delivery of our services, or the quality of those services, we could lose merchants and distribution partners to our competitors, which would reduce our revenues and earnings; and

•	The acquisition and the related integration could divert the attention of our management from other strategic matters including possible acquisitions and planning for new product development or expansion into new electronic payments markets.

Additionally, certain partnerships, alliances, revenue sharing arrangements and joint ventures we enter into may prevent us from competing for certain merchants, distribution partners or in certain lines of business.

We may spend time and money on projects that do not increase our revenue and we cannot provide any assurance that any acquisition we make, or partnership, alliance, revenue sharing arrangement or joint venture we enter into, will not have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional funds to finance our future capital needs, which may prevent us from growing our business.

We may need to raise additional funds to finance our future capital needs, including developing new products, services and technologies, and to fund ongoing operating expenses. We also may need additional financing earlier than we anticipate if we, among other things:

•	need to reduce pricing in response to competitive or regulatory pressures;

•	need to pay higher compensation levels to retain or attract new distribution partners;

•	incur higher than expected costs and expenses;

•	are required to pay significant settlements or fines; or

•	repurchase our common stock.

If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, that have rights, preferences and privileges senior to our common stock. Any debt financing would increase our already high level of indebtedness and could negatively affect our liquidity and restrict our operations. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor, manage and remediate our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, merchants or other matters that are otherwise inaccessible by us. In some cases, that information may not be accurate, complete or up-to-date. Additionally, our risk detection system is subject to a high degree of “false positive” risks being detected, which makes it difficult for us to identify real risks in a timely manner. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We are the subject of various legal proceedings which could have a material adverse effect on our business, financial condition or results of operations.

In the ordinary course of business, we are involved in various litigation matters, including but not limited to commercial disputes, employee claims and class actions, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our merchants, distribution partners and other third parties and could lead to additional related claims. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations.

The loss of key personnel or of our ability to attract, recruit, retain and develop qualified employees could adversely affect our business, financial condition and results of operations.

Our success depends upon the continued services of our senior management and other key personnel who have substantial experience in the electronic payments industry and the SMB markets in which we offer our services. In addition, our success depends in large part upon the reputation and influence within the industry of our senior managers who have, over the years, developed long standing and favorable relationships with our distribution partners, payment networks and other payment processing and service providers. Further, in order for us to continue to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors.

Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, contractual obligations related to confidentiality, assignment of intellectual property rights, and non-solicitation may be ineffective or unenforceable and departing employees may share our proprietary information with competitors in ways that could adversely impact us, or seek to solicit our distribution partners or merchants or recruit our key personnel to competing businesses.

Risks Relating to Our Common Stock and This Offering

WCAS controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, WCAS will beneficially own approximately     % of our common stock, or     % if the underwriters exercise in full their option to purchase additional shares from us. Even when WCAS ceases to own shares of our stock representing a majority of the total voting power, for so long as WCAS continues to own a significant percentage of our stock, WCAS will still be able to significantly influence the composition of our Board of Directors (the “Board”) and the approval of actions requiring stockholder approval. Accordingly, for such period of time, WCAS will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as WCAS continues to own a significant percentage of our stock, WCAS will be able to cause or prevent a change of control of the Company or a change in the composition of the Board and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

WCAS and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, WCAS and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our certificate of incorporation will provide that none of WCAS, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. WCAS also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, WCAS may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on                 , we will be “controlled company” within the meaning of the rules of                 and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, WCAS will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                     . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority the Board consist of independent directors;

•	the requirement that we have a Nominating/Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the Committee’s purpose and responsibilities;

•	the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the Nominating/Corporate Governance and Compensation Committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on the Board, the Nominating/Corporate Governance and Compensation Committees may not consist entirely of independent directors and the Nominating/Corporate Governance and Compensation Committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                     .

Provisions of our corporate governance documents could make an acquisition of the Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to WCAS’s beneficial ownership of     % of our common stock after this offering (or     %, if the underwriters exercise in full their option to purchase additional shares from us), our certificate of incorporation and bylaws and the Delaware General Corporation Law, or DGCL, contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

•	these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•	these provisions prohibit stockholder action by written consent from and after the date on which WCAS beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

•	these provisions provide that for as long as WCAS beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when WCAS beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•	these provisions establish advance notice requirements for nominations for elections to the Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire See “Description of Capital Stock.”

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our common stock but will own only approximately     % of our common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we intend to apply to list our common stock on                 under the symbol         , an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather and war; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

We have historically operated our business as a private company. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of                 , and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. For example, the Exchange Act will require us, among other things, to file annual, quarterly and current reports with respect to our business and operating results. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified Board members.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual reports on Form 10-K for the year ending December 31, 2015 (subject to any change in applicable Securities and Exchange Commission (“SEC”) rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (“PCAOB”) rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting.

If we fail to implement the requirements of Section 404 in a timely manner, regulatory authorities such as the SEC or the PCAOB might subject us to sanctions or investigation. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our controls. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we or our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common stock.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                 shares of common stock based on the number of shares outstanding as of                     , 2014. This includes                 shares that we are selling in this offering, which may be resold in the public market immediately, and assumes no exercises of outstanding options. Following the consummation of this offering,                 shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register                 shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our stockholders and we intend to use a portion of the net proceeds from this offering to pay all accumulated and unpaid dividends on our Participating Preferred Stock, we do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our existing senior secured credit facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

We are a holding company with nominal net worth. We do not have any material assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily through our subsidiaries. As a result, notwithstanding any restrictions on payment of dividends under our existing indebtedness, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from our direct subsidiary and borrower under the senior secured credit facilities, TransFirst Holdings, Inc. (“Holdings”). Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting obligations on our indebtedness.

We have a substantial amount of indebtedness. As of                     , 2014, as adjusted to reflect the application of the proceeds from this offering, our total indebtedness was $         million (excluding capital lease obligations), comprised of $         million for our first lien term loan facility (which we refer to as our “first lien term loan facility”), $         million for our first lien revolving facility (which we refer to as our “first lien revolving facility” and, together with our first lien term loan facility, the “first lien credit facilities”) and $         million for our second lien term loan facility (which we refer to as our “second lien term loan facility” and, together with the first lien credit facilities, our “senior secured credit facilities”).

As of                     , 2014, we had outstanding approximately $         million in aggregate principal amount of indebtedness under our senior secured credit facilities that bears interest at a floating rate. Although we have entered and may enter in the future into interest rate swap agreements, we and our subsidiaries are exposed to interest rate increases on the floating portion of our senior secured credit facilities that are not covered by interest rate swaps. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative & Quantitative Disclosures about Market Risk.”

Our substantial level of indebtedness may adversely affect our financial condition and increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of such indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important consequences. For example, it may:

•	make it more difficult for us to satisfy obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants and financial covenants, could result in an event of default under the agreements governing such indebtedness, which in turn could result in the acceleration of our indebtedness, including the acceleration of indebtedness not otherwise in default;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other purposes;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

•	limit our ability to pay dividends or repurchase our common stock;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other corporate purposes.

Despite our level of indebtedness, we are able to incur more debt and undertake additional obligations. Incurring such debt or undertaking such additional obligations could further exacerbate the risk our indebtedness poses to our financial condition.

We may be able to incur significant additional indebtedness in the future. Although the credit agreements governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions (including only restricting certain of our subsidiaries), and indebtedness incurred in compliance with these restrictions could be substantial. Such restrictions also do not prevent us from incurring obligations that do not constitute “indebtedness” or “debt” under the various instruments governing our debt, may be waived by certain votes of lenders and, if we refinance existing indebtedness, such refinancing indebtedness may contain fewer restrictions on our activities. To the extent new debt is added to our currently anticipated debt levels, the related risks that we face could intensify.

Restrictions imposed by our senior secured credit facilities and our other outstanding indebtedness may materially limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

The terms of our senior secured credit facilities restrict Holdings and its restricted subsidiaries, which currently includes all of our operating subsidiaries, from engaging in specified types of transactions. These covenants restrict the ability of Holdings and its restricted subsidiaries, among other things, to:

•	incur or assume liens;

•	make investments and loans;

•	incur indebtedness or guarantees;

•	issue equity interests that require scheduled dividend payments in cash or that are subject to certain conversion or mandatory redemption features;

•	engage in mergers, acquisitions and asset sales;

•	declare dividends, make certain “restricted payments” or redeem or repurchase equity interests;

•	materially alter the business that Holdings and its restricted subsidiaries conduct;

•	enter into agreements limiting dividends and distributions by restricted subsidiaries of Holdings;

•	enter into agreements limiting their ability to incur liens in favor of the agents under our senior secured credit facilities;

•	amend their organizational documents in a manner adverse to the agents or lenders under our senior secured credit facilities;

•	prepay, redeem or purchase certain indebtedness; and

•	engage in certain transactions with affiliates.

In addition, the credit agreements governing our senior secured credit facilities each contain a maximum total leverage ratio financial covenant, which decreases over time. Our subsidiaries’ ability to comply with this ratio may be affected by events beyond our or their control, and our subsidiaries may not be able to satisfy this requirement. See “Description of Indebtedness.”

A breach of any of these covenants (or any other covenant in the documents governing our senior secured credit facilities) could result in a default and/or event of default under our senior secured credit facilities. In the event of any event of default under our senior secured credit facilities, the applicable lenders or agents could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders and/or agents could exercise their rights under the security documents entered into in connection with our senior secured credit facilities. We have pledged substantially all of our assets as collateral under our senior secured credit facilities and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our financial condition and our ability to continue operations.

If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the credit agreements governing our senior secured credit facilities would also likely have a material adverse effect on us.

We may not be able to generate sufficient cash to service our indebtedness and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and to fund our planned capital expenditures, acquisitions and other ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flows from operating activities or that future borrowings will be available to us under our senior secured credit facilities or otherwise in an amount sufficient to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. The senior secured credit facilities restrict the ability of our subsidiaries to dispose of assets and use the proceeds from any such disposition. Therefore, we may not be able to consummate dispositions or obtain the proceeds from them and, in any event, such proceeds may not be adequate to meet any relevant debt service obligations then due. Any alternative measures may not be successful and may not permit us to meet our required debt service obligations.

A ratings downgrade or other negative action by a ratings organization could adversely affect the trading price of the shares of our common stock.

Credit rating agencies regularly review their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us. Any such fluctuation in ratings may impact our ability to access debt markets in the future or increase the cost of future debt which could have a material adverse effect on our operations and financial condition, which may in turn adversely affect the trading price of shares of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. Examples of forward-looking statements include, among others, statements we make regarding:

•	plans for future growth and other business development activities;

•	plans with respect to new product offerings;

•	business trends;

•	plans for capital expenditures;

•	financing sources;

•	dividends;

•	the effects of regulation and competition;

•	plans for acquisitions;

•	our ability to meet debt service obligations; and

•	all other statements regarding our intent, plans, beliefs or expectations or those of our directors or officers.

Our beliefs, expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place significant reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements are discussed in “Risk Factors.”

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of                 shares of common stock in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full). This estimate assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering to (1) retire all $         million of the indebtedness outstanding under the Mezzanine Note, (2) pay all $         million of accumulated and unpaid dividends on our outstanding Participating Preferred Stock and (3) refinance a portion of our long-term debt. We intend to use a portion of the net proceeds to pay fees and expenses related to the foregoing and also may use a portion for general corporate purposes.

As of                     , 2014, we had indebtedness with an aggregate principal value at maturity of $         million outstanding under the Mezzanine Note. The Mezzanine Note accrues interest at a rate of 10.0% per annum, if required to be paid in cash pursuant to the terms of the securities purchase agreement under which it was issued, or 12.0% per annum, if required to be paid in kind pursuant to the terms of such agreement. The Mezzanine Note matures on September 27, 2018. The Mezzanine Note is held by WCAS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Mezzanine Note.”

As of                     , 2014, we had $         million of accumulated and unpaid dividends on our Participating Preferred Stock. A portion of our Participating Preferred Stock is held by our affiliates and, in connection with the payment of all accumulated and unpaid dividends on our Participating Stock described above, such affiliates will receive a portion of the proceeds from this offering.

As of                     , 2014, we had $         million in aggregate principal amount of term borrowings outstanding under our first lien term loan facility. Our first lien term loan facility is scheduled to mature on December 27, 2017. As of                     , 2014, the interest rate on the borrowings outstanding under our first lien term loan facility was     % per annum. See “Description of Indebtedness—First Lien Credit Facilities.”

As of                     , 2014, we had $         million in aggregate principal amount of revolving credit borrowings outstanding under our first lien revolving facility with approximately $         million of additional borrowing capacity. Our first lien revolving facility is scheduled to mature on December 27, 2017. As of                     , 2014, the interest rate on the borrowings outstanding under our first lien revolving facility was     % per annum. See “Description of Indebtedness—First Lien Credit Facilities.”

As of                     , 2014, we had $         million in aggregate principal amount of term borrowings outstanding under our second lien term loan facility. Our second lien term loan facility is scheduled to mature on June 27, 2018. As of                     , 2014, the interest rate on the borrowings outstanding under our second lien term loan facility was     % per annum. See “Description of Indebtedness—Second Lien Term Loan Facility.”

As a result of the repayment of all indebtedness outstanding under the Mezzanine Note and the payment of all accumulated and unpaid dividends on the Participating Preferred Stock, approximately $         million of the net proceeds from this offering will ultimately be received by our affiliates, based on amounts outstanding under the Mezzanine Note and accumulated and unpaid dividends on the Participating Preferred Stock, in each case as of                     , 2014. See “Certain Relationships and Related Party Transactions.” In addition, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. are joint lead arrangers and joint book runners under our senior secured credit facilities and certain of the underwriters and/or their affiliates are lenders under our senior secured credit facilities. See “Description of Indebtedness.” Accordingly, certain of the underwriters and/or their affiliates will receive proceeds from this offering being used for the refinancing.

A $1.00 increase (decrease) in the assumed public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of common stock in full), assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. To the extent we raise more proceeds in this offering than currently estimated, we will repay more of our long-term debt or retain more proceeds for general corporate purposes. To the extent we raise less proceeds in this offering than currently estimated, we will repay less of our long-term debt and have fewer proceeds for general corporate purposes.

DIVIDEND POLICY

On December 27, 2012, we paid a cash dividend of $54.2 million on our common stock and $121.9 million on our Participating Preferred Stock. We intend to use a portion of the net proceeds from this offering to pay all accumulated and unpaid dividends on our Participating Preferred Stock. See “Use of Proceeds.” However, following completion of the offering, our Board does not currently intend to pay dividends on our common stock, although we expect to reevaluate our dividend policy on a regular basis following the offering and may, subject to compliance with the covenants contained in the agreements governing our existing or any future indebtedness and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board, which may take into account general economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and any other factors that our Board may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Description of Indebtedness” and Note 7 to our consolidated financial statements included elsewhere in this prospectus for restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all shares of our Participating Preferred Stock to shares of our common stock.

•	on a pro forma as adjusted basis to reflect the following: (1) the automatic conversion of all shares of our Participating Preferred Stock to shares of our common stock, (2) the sale of shares of common stock by us at an offering price of $ per share in this offering and (3) the application of the net proceeds of this offering as described in “Use of Proceeds.”

The information below is illustrative only, and assumes an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus. Our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected and Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted (2)
		(in thousands)
Cash and cash equivalents	$25,924	$25,924	$

Long-term debt, including current portions:
Senior Secured Credit Facilities:
First Lien Term Loan Facility	383,324	383,324
First Lien Revolving Facility (1)	—	—
Second Lien Term Loan Facility	216,970	216,970
Mezzanine Note	28,264	28,264

Total debt	628,558	628,558

Redeemable participating preferred stock, par value $0.01 per share; 11,500,000 shares authorized and 9,132,466 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding on a pro forma and pro forma as adjusted basis	174,136	—		—

Stockholders’ equity:
Common stock, par value $0.01 per share; 60,000,000 shares authorized and 42,243,949 shares issued and outstanding on an actual basis, shares authorized and shares issued and outstanding on a pro forma basis and shares authorized and shares issued and outstanding on a pro forma as adjusted basis	423
Treasury stock	(427)
Additional paid-in capital	—
Accumulated deficit	(157,284)
Accumulated other comprehensive loss	—

Total stockholder’s equity	(157,288)

Total capitalization	$645,406	$	$

(1)	Excludes $ million of undrawn letters of credit. As of , 2014, $ million remained available and undrawn under our first lien revolving facility. See “Description of Indebtedness—First Lien Credit Facilities.”

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A share increase in the number of shares offered by us would increase the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million, assuming the assumed initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely a decrease in the number of shares offered by us would decrease the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million, assuming the assumed initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. To the extent we raise more proceeds in this offering than currently estimated, we will repay more of our long-term debt or retain more proceeds for general corporate purposes. To the extent we raise less proceeds in this offering than currently estimated, we will repay less of our long-term debt and have fewer proceeds for general corporate purposes.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of                     , 2014, we had a net tangible book value of $         million, or $         per share of common stock, taking into account the expected conversion of our outstanding Participating Preferred Stock into common stock prior to the completion of this offering. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the conversion of all of our Participating Preferred Stock into                 shares of common stock prior to the completion of this offering and the sale of                 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of                     , 2014 would have been approximately $         million, or approximately $         per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of , 2014
Increase in net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors	$

The following table summarizes, as of                     , 2014 on the pro forma as adjusted basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders	$		%	$		%	$
New investors (1)

Total	$	100%		$	100%		$

(1)	Does not reflect any shares that may be purchased by new investors pursuant to the underwriters’ option to purchase additional shares.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own shares or,     %, in the aggregate, and our new investors would own                 shares or,     %, in the aggregate, of the total number of shares of our common stock outstanding upon completion of this offering.

The number of shares of common stock to be outstanding after this offering is based on                 shares of common stock outstanding as of                     , 2014 and excludes the following:

•	shares of common stock issuable upon exercise of stock options outstanding as of , 2014 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our equity incentive plans as of , 2014.

SELECTED AND PRO FORMA CONSOLIDATED FINANCIAL DATA

We derived the selected statements of operations and comprehensive income data for the years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected statements of operations and comprehensive income data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The selected statements of operations and comprehensive income data for the years ended December 31, 2010 and 2009 and the balance sheet data as of March 31, 2013 and December 31, 2011, 2010 and 2009 are derived from our consolidated unaudited financial statements not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2014.

The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments that management considers necessary for the fair presentation of the information for the unaudited periods. The following information should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands, except per share data)
Statement of operations and comprehensive income data:
Revenues	$751,673	$779,354	$865,070	$946,931	$1,067,763	$248,293	$280,564
Cost of services and goods	596,531	623,508	693,502	749,398	849,458	199,362	225,668
Operating expenses	151,997	129,195	122,103	133,693	133,724	33,563	37,672

Income from operations	3,145	26,651	49,465	63,840	84,581	15,368	17,224
Interest expense, net	(34,799)	(30,621)	(23,928)	(24,046)	(56,019)	(14,339)	(13,323)
Income taxes	4,294	(4,793)	(5,654)	8,063	(12,252)	(416)	(1,553)

Net income (loss)	$(27,360)	$(8,763)	$19,883	$47,857	$16,310	$613	$2,348

Basic income (loss) per common share
Basic earnings (loss) per share
Diluted earnings (loss) per share
Weighted average common shares outstanding:
Basic
Diluted

Unaudited pro forma data (1)
Pro forma basic income per common share
Pro forma diluted income per common share
Pro forma weighted average common shares outstanding:
Basic
Diluted

Balance sheet data (at period end)
Cash and cash equivalents	$18,852	$22,003	$24,457	$4,357	$25,957	$2,712	$25,924
Total assets	815,408	810,934	866,879	939,338	889,856	838,988	975,325
Total liabilities	662,630	665,582	696,139	942,171	875,640	841,070	958,477
Long-term debt, including current portion, net of discounts	464,007	459,111	480,076	640,427	640,503	640,868	628,558
Total redeemable participating preferred stock	190,662	261,403	289,850	155,861	170,359	155,860	174,136
Stockholders’ equity (deficit)	$(37,884)	$(116,051)	$(119,110)	$(158,694)	$(156,143)	$(157,942)	$(157,288)

(1)	Pro Forma Earnings Per Share

As disclosed in “Use of Proceeds,” we intend to use a portion of the proceeds from this offering to pay all $         million of accumulated and unpaid dividends on our outstanding Participating Preferred Stock, to retire all $         million of the indebtedness outstanding under the Mezzanine Note and to refinance a portion of our long-term debt. Dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. Unaudited pro forma earnings per share for the year ended December 31, 2013 and the three months ended March 31, 2014 gives effect to the number of shares whose proceeds are deemed to be necessary to (i) pay the Participating Preferred Stock dividend amount that is in excess of net income for the relevant period and (ii) retire all $         million of the indebtedness outstanding under the Mezzanine Note and (iii) refinance a portion of our long-term debt, as described in “Use of Proceeds,” up to the amount of shares assumed to be issued in the offering.

The following presents the computation of pro forma basic and diluted earnings per share:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Numerator:
Net income	$	$
Net income pro forma adjustments:
Interest expense, net of tax (a)
Amortization of debt issuance costs and discount, net of tax

Pro forma net income	$	$

Denominator:
Weighted average common shares used in computing basic income per common share outstanding (b)
Total pro forma shares
Pro forma weighted average common shares used in computing basic income per common share outstanding

Pro forma basic earnings per share	$	$
Pro forma weighted average common shares used in computing basic income per common share outstanding
Dilutive effect of securities
Pro forma weighted average common shares used in computing diluted income per common share outstanding
Pro forma diluted earnings per share

(a) Adjustments reflect elimination of historic interest expense
(b) Participating Preferred Stock dividends declared in the past twelve months	$	$
Indebtedness to be repaid with proceeds from this offering
Net income attributable to TransFirst Inc. in the past twelve months

Participating Preferred Stock dividends paid and indebtedness to be repaid in excess of net income	$	$

Initial public offering price per common share (based on the midpoint of the price range set forth on the cover of this prospectus)	$	$
Common shares assumed issued in this offering necessary to pay dividends and indebtedness to be repaid in excess of net income

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected and Pro Forma Consolidated Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The terms “Company”, TransFirst”, “we”, “our” or “us” as used herein refer to TransFirst Inc. and its consolidated subsidiaries unless otherwise stated or indicated by context.

Overview

We are a leading provider of payment technology solutions to merchants in the United States. We are differentiated by our proprietary technology, which enables us to provide a broad suite of payment products, end-to-end processing services and superior customer support. We are able to deliver these services across multiple points of access, or “multi-channel,” including brick and mortar locations, software integration, ecommerce, mobile and tablet-based solutions.

We sell our solutions through a diversified network of over 1,300 distribution partners that we have built over the past 19 years by leveraging our specialized expertise in integrating and developing these relationships. We believe superior customer service is essential to enhance and retain our network of distribution partners and merchants. We combine our integrated platform, multi-channel capabilities and partner-centric distribution model to create a compelling value proposition that enables us to penetrate the attractive SMB segment of the market in what we believe to be a highly efficient manner. We served more than 200,000 merchants and processed over $48 billion in volume in 2013, ranking us as the seventh largest non-bank merchant acquirer in the U.S., according to the March 2014 issue of The Nilson Report.

For the twelve months ended March 31, 2014, we had revenues of $1.1 billion, adjusted EBITDA of $117.1 million and net income of $18.0 million reflecting an increase of 13%, an increase of 16%, and a decrease of 60% (or $27.5 million), respectively, over the twelve months ended March 31, 2013. The decrease in net income resulted from an increase in interest expense of $23.2 million due to the increased cost of the debt refinancing completed in December 2012 and an increase in tax accruals of $22.8 million. For additional information regarding our non-GAAP financial measures, including a reconciliation of adjusted EBITDA to net income, see “Prospectus Summary—Summary Consolidated Financial Data.”

How We Assess the Performance of Our Business

We evaluate our performance by primarily analyzing the dollar volume of merchants’ transactions we process.

Merchants. We define a merchant as any location that is capable of processing a transaction. For example, a merchant can be a doctor’s office, restaurant or retail store. We provide payment processing solutions to merchants who pay us a combination of transaction-based fees, monthly, quarterly or annual fees, and amounts for product and equipment sales and leases as described further below.

Volume. We define volume as the gross dollar value of Visa, MasterCard and other payment network transactions processed by our merchants and where payment is settled to the accepting merchant by us. Volume processed and settled for the years ended December 31, 2013 and 2012 was $41.6 billion and $36.9 billion, respectively, and for the quarter ended March 31, 2014 was $11.0 billion. Prior to November 2013, merchants that accepted American Express as a payment method received support, billing and settlement directly from American Express. In November 2013, we began to enable new merchant customers to accept American Express as a payment method and settling those payments to the accepting merchant ourselves. During 2014 and 2015, we expect to settle increasing volumes of American Express to our merchants as we enable our existing non-American Express accepting merchants and move our existing American Express accepting merchants who currently deal directly with American Express to be supported, billed and settled by us. More than 94% of our $41.6 billion in processing volume in 2013 was attributable to transactions processed on the Visa and MasterCard networks.

Components of our Results of Operations

Revenues

Our revenues are primarily comprised of fees derived from the dollar value and number of transactions processed for our merchants. In addition, we also receive revenues from monthly, quarterly or annual fees for certain services and product and equipment sales and leases.

Revenues earned from processing merchant credit card and payment transactions are recognized at the time merchant transactions are processed. These revenues include a rate charged to the merchant based on the percentage of sales processed, transaction and monthly based fees and other fees collected from the merchant for services rendered. Revenue from equipment sales is recorded at the time the equipment is shipped to the merchant.

Expenses

Below is a brief description of the components of our expenses:

•	Cost of Services and Goods primarily consists of interchange fees paid to issuers and payments to payment networks (e.g., Visa, MasterCard, American Express and Discover), residuals paid to our distribution partners, front and back-end fees paid to third-party network service providers and hardware vendors (such as vendors selling terminals, mobile devices and tablets), and payments to third parties for other product offerings. This excludes any depreciation and amortization expense, which is described below.

•	Selling, General and Administrative Expenses primarily consist of those expenses incurred to support our sales, customer support, advertising activities, other administrative costs and other costs incurred to operate the Company. Sales expenses are primarily comprised of salaries, commissions for sales personnel, payroll-related benefits and office infrastructure expenses of our sales executives and sales management teams. It also includes compensation, infrastructure and expenses paid to third parties in support of advertising, events and promotions. General and administrative expenses are comprised primarily of compensation and payroll-related benefits for corporate management, finance, human resources, shared services, information technology departments and other corporate level activities.

•	Depreciation and Amortization Expense consists of depreciation and amortization expenses related to leasehold improvements, equipment, acquired and internally developed software, hardware, acquired merchant contracts, distribution partners contracts and other intangible assets.

•	Management Fees consist of the $1.0 million annual management fee paid to WCAS under the management agreement and a $62,500 quarterly fee paid to WCAS for support services provided by the WCAS Resources Group.

•	Stock Compensation Expense consists of non-cash compensation expense related to restricted stock and stock option issuances. Stock compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as operating expense over the employee’s requisite service period.

•	Provision for Merchant Losses consists of expense recognized for known merchant risk and credit losses as well as estimates for potential risk and credit losses for transactions that have been processed but for which collection status is not yet known due to the fact that collection issues typically arise sometime after the transaction is processed. The expense is the sum of a specific reserve and a general reserve. The specific reserve is based on the collectability of existing outstanding accounts. The general reserve is a calculation based on a formula using historical merchant loss rates compared with historical volumes that are applied to current volumes.

•	Interest Income consists of interest revenue earned by investing excess cash balances.

•	Interest Expense consists of interest cost incurred from our borrowings, amortization of financing costs and mark-to-market adjustments to the market value of derivative financial instruments obtained to limit our exposure to rising interest rates.

•	Income Tax (Expense) Benefit represents federal, state and local taxes based on income in multiple jurisdictions.

Factors and Trends Impacting Our Business and Results of Operations

A number of factors impact our business, results of operations and financial condition. In general, our revenues are principally impacted by the following:

•	the number and growth of merchants currently receiving services from us;

•	the amount and mix of volume and transactions being processed;

•	the demand for our products and services;

•	our ability to attract and retain distribution partners and merchants on reasonable terms;

•	the competitive landscape and impact of regulatory changes;

•	general economic conditions and consumer spending trends; and

•	the emergence of new technologies and payment types.

Increases in payment network fees and other related costs have not historically had a material effect on the growth of our business or results of our operations as such costs are generally passed through to our merchants.

Results of Operations

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Revenues	$865,070	$946,931	$1,067,763	$248,293	$280,564
Cost of services and goods	693,502	749,398	849,458	199,362	225,668
Selling, general and administrative expenses	83,544	98,537	104,372	25,688	30,272
Depreciation and amortization expense	33,745	30,844	23,910	6,475	5,740
Management fees	1,250	1,250	1,250	313	313
Stock compensation expense	754	929	644	161	284
Provision for merchant losses	2,810	2,133	3,548	926	1,063

Income from operations	49,465	63,840	84,581	15,368	17,224
Interest income	168	607	793	204	213
Interest expense	(24,096)	(24,653)	(56,812)	(14,543)	(13,536)

Income before income taxes	25,537	39,794	28,562	1,029	3,901
Income tax (expense) benefit	(5,654)	8,063	(12,252)	(416)	(1,553)

Net income and comprehensive income	$19,883	$47,857	$16,310	$613	$2,348

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(percentage of revenue)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services and goods	80.2	79.1	79.6	80.3	80.4
Selling, general and administrative expenses	9.7	10.4	9.8	10.3	10.8
Depreciation and amortization expense	3.9	3.3	2.2	2.6	2.0
Management fees	0.1	0.1	0.1	0.1	0.1
Stock compensation expense	0.1	0.1	0.1	0.1	0.1
Provision for merchant losses	0.3	0.2	0.3	0.4	0.4

Income from operations	5.7	6.8	7.9	6.2	6.2
Interest income	0.0	0.1	0.1	0.1	0.1
Interest expense	(2.8)	(2.6)	(5.3)	(5.9)	(4.8)

Income before income taxes	2.9	4.3	2.7	0.4	1.5
Income tax (expense) benefit	(0.7)	0.9	(1.1)	(0.2)	(0.6)

Net income and comprehensive income	2.2%	5.2%	1.6%	0.2%	0.9%

Summary of Operating Results for the Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Revenues

Revenues increased $32.3 million, or 13%, to $280.6 million for the three months ended March 31, 2014 from $248.3 million for the three months ended March 31, 2013. This increase in revenues was driven by a net increase in the number of merchants over the prior year and the resulting increase in volume and transactions processed. This growth in volume and transactions processed along with the year-over-year growth in same store sales resulted in increased billings for the three months ended March 31, 2014 versus the three months ended March 31, 2013.

Cost of Services and Goods

Cost of services and goods increased $26.3 million, or 13%, to $225.7 million for the three months ended March 31, 2014 from $199.4 million for the three months ended March 31, 2013. The increase in cost of services and goods was similar in proportion to the increase in revenues and is primarily the result of an increase in amounts we pay to issuers and payment networks and residuals paid to our higher growth distribution partners resulting from the increase in sales volume and transactions processed that drove the increase in revenues. The amounts paid increased primarily because the amounts are based upon how much we earned from our merchants, which increased due to the factors discussed in “Revenues” above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.6 million, or 18%, to $30.3 million for the three months ended March 31, 2014 from $25.7 million for the three months ended March 31, 2013. The increase in selling, general and administrative expenses was due primarily to an increase of $2.8 million in salaries, commissions and related benefit expenses for increases in headcount for sales and support personnel and $0.9 million in debt modification costs from the March 2014 repricing. Support personnel were added in conjunction with our business strategies, including the TransClear back-end system implementation, our internal product development and the inclusion of processing American Express transactions.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $0.7 million, or 11%, to $5.7 million for the three months ended March 31, 2014 from $6.5 million for the three months ended March 31, 2013. The decrease was primarily caused by the lower volume attrition rate compared with the prior year for legacy merchant contracts and legacy distribution partner contracts established when we were acquired by WCAS in 2007.

Stock Compensation Expense

Stock compensation expense increased $0.1 million, or 76%, to $0.3 million for the three months ended March 31, 2014 from $0.2 million for the three months ended March 31, 2013. The increase was due to the increase in options issued between March 31, 2013 and March 31, 2014.

Provision for Merchant Losses

Provision for merchant losses increased $0.1 million, or 15%, to $1.1 million for the three months ended March 31, 2014 from $0.9 million for the three months ended March 31, 2013. The increase was due to the increase in the allowance for doubtful accounts and merchant losses.

Income from Operations

Income from operations increased by $1.9 million, or 12%, to $17.2 million in the three months ended March 31, 2014 from $15.4 million in the same period in 2013. This increase was primarily the result of the growth in revenues offset by the growth in expenses noted above.

Interest Income

Interest income remained consistent for the three months ended March 31, 2013 at $0.2 million and the three months ended March 31, 2014 at $0.2 million. The slight increase was due to the increased excess cash balances invested for the three months ended March 31, 2014 when compared with the cash balances invested for the three months ended March 31, 2013.

Interest Expense

Interest expense decreased $1.0 million, or 7%, to $13.5 million for the three months ended March 31, 2014 from $14.5 million for the three months ended March 31, 2013. The decrease in interest expense was directly related to the decrease in the interest margins on our first lien credit facilities resulting from the April 2013 repricing.

Income Before Income Taxes

Income before income taxes increased by $2.9 million to $3.9 million in the three months ended March 31, 2014 from $1.0 million of income before income taxes in the same period in 2013. This increase in income before income taxes reflects the increased income from operations and the lower interest expense.

Income Tax (Expense) Benefit

Income tax expense increased $1.1 million to an income tax expense of $1.5 million for the three months ended March 31, 2014 from an expense of $0.4 million for the three months ended March 31, 2013 based on our performance during the first quarter and forecasted taxable income.

Net Income and Comprehensive Income

As a result of the foregoing, net income and comprehensive income increased by $1.7 million to $2.3 million in the three months ended March 31, 2014 from income of $0.6 million in the same period in 2013.

Summary of Operating Results for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenues

Revenues increased $120.8 million, or 13%, to $1.07 billion for the year ended December 31, 2013 from $946.9 million for the year ended December 31, 2012. This increase in revenue was driven by a net increase in the number of merchants over the prior year and the resulting increase in volume and transactions processed. This growth in volume and transactions processed along with the year-over-year growth in same store sales resulted in increased billings for the year ended December 31, 2014 versus the year ended December 31, 2013.

Cost of Services and Goods

Cost of services and goods increased $100.1 million, or 13%, to $849.5 million for the year ended December 31, 2013 from $749.4 million for the year ended December 31, 2012. The increase in cost of services and goods was similar in proportion to the increase in revenues and primarily the result of an increase in amounts we pay to issuers and payment networks and residuals paid to our higher growth distribution partners resulting from the increase in sales volume and transactions processed that drove the increase in revenues. The amounts paid increased primarily because the amounts are based upon how much we earned from our merchants, which increased due to the factors discussed in “Revenues” above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $5.8 million, or 6%, to $104.4 million for the year ended December 31, 2013 from $98.5 million for the year ended December 31, 2012. The primary reason for the increase to selling, general and administrative expenses was an increase in salaries, commissions and related benefit expenses of $4.6 million.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $6.9 million, or 23%, to $23.9 million for the year ended December 31, 2013 from $30.8 million for the year ended December 31, 2012. The decrease was primarily caused by the lower volume attrition rate compared with the prior year for legacy merchant contracts and legacy distribution partner contracts established when we were acquired by WCAS in 2007.

Stock Compensation Expense

Stock compensation expense decreased $0.3 million, or 31%, to $0.6 million for the year ended December 31, 2013 from $0.9 million for the year ended December 31, 2012. The decrease was due primarily to higher amounts of stock compensation being recognized in prior years due to vesting periods expiring.

Provision for Merchant Losses

Provision for merchant losses increased $1.4 million, or 66%, to $3.5 million for the year ended December 31, 2013 from $2.1 million for the year ended December 31, 2012. The increase was due to an increase in the allowance for doubtful accounts and an increase in merchant losses.

Income from Operations

Income from operations increased by $20.7 million, or 33%, to $84.6 million in the year ended December 31, 2013 from $63.8 million in the year ended December 31, 2012. This increase was the result of the growth in revenue coupled with normal increases in selling, general and administrative expense associated with the growth in the revenues of the business and the $6.9 million decrease in depreciation and amortization expense.

Interest Income

Interest income increased $0.2 million, or 31%, to $0.8 million for the year ended December 31, 2013 from $0.6 million for the year ended December 31, 2012. The increase was due to the increased excess cash balances invested for the year ended December 31, 2013 when compared with the cash balances invested for the year ended December 31, 2012.

Interest Expense

Interest expense increased $32.2 million to $56.8 million for the year ended December 31, 2013 from $24.7 million for the year ended December 31, 2012. The increase in interest expense was due to the $200 million increase (excluding original issue discount) in the secured debt balance and increase in pricing as part of the December 2012 refinancing and dividend recapitalization. The secured debt balances increased from $425 million immediately prior to December 27, 2012 to $625 million upon completion of the December 2012 refinancing and dividend recapitalization.

Income Before Income Taxes

Income before income taxes decreased by $11.2 million, or 28%, to $28.6 million in the year ended December 31, 2013 from $39.8 million in the year ended December 31, 2012. This decrease was primarily the result of a $32 million increase in interest expense primarily attributable to the December 2012 refinancing and dividend recapitalization which was partially offset by the $20.7 million increase in income from operations.

Income Tax (Expense) Benefit

Income tax expense increased $20.3 million to $12.2 million for the year ended December 31, 2013 from an income tax benefit of $8.1 million for the year ended December 31, 2012. The income tax benefit in 2012 was primarily due to the release of a $25.2 million deferred tax asset valuation allowance in December 2012 based on the positive evidence of future income, utilization of our net operating losses and reversal of deferred tax liabilities.

Net Income and Comprehensive Income

As a result of the foregoing, net income and comprehensive income decreased by $31.5 million, or 66%, to $16.3 million in the year ended December 31, 2013 from $47.9 million in the year ended December 31, 2012.

Summary of Operating Results for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenues

Revenues increased $81.9 million, or 9%, to $946.9 million for the year ended December 31, 2012 from $865.1 million for the year ended December 31, 2011. This increase in revenue was driven by a net increase in the number of merchants over the prior year and the resulting increase in volume and transactions processed. This growth in volume and transactions processed along with the year-over-year growth in same store sales resulted in increased billings for the year ended December 31, 2012 versus the year ended December 31, 2011. However, revenue growth was somewhat lower than the growth in volumes and transactions primarily due to an adjustment to billings for interchange expenses related to debit products impacted by the Durbin Amendment. In addition, in 2012 we benefited from a full year of the Solveras, Inc. acquisition (versus approximately four months in 2011).

Cost of Services and Goods

Cost of services and goods increased $55.9 million, or 8%, to $749.4 million for the year ended December 31, 2012 from $693.5 million for the year ended December 31, 2011. The increase in cost of services and goods was similar in proportion to the increase in revenues and primarily the result of an increase in amounts we pay to issuers and payment networks and residuals paid to our distribution partners related to the increase in volume and revenue. The amounts paid increased primarily because the amounts are based upon how much we earned from our merchants, which increased due to the factors discussed in “Revenues” above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $15.0 million, or 18% to $98.5 million for the year ended December 31, 2012 from $83.5 million for the year ended December 31, 2011. Salaries, commissions, and related benefit expenses increased $10.9 million and other office expenses increased approximately $2.0 million, which was related to the year-over-year impact of the integration of the Solveras, Inc. and Montrenes Financial Services, Inc. acquisitions that occurred during 2011. Additionally, 2012 included $1.8 million of debt extinguishment expense and $5.1 million of expenses for non-recurring, third-party and internal expenses related to the potential sale of the company and other acquisitions. The increase was partially offset by the receipt of a one-time legal settlement of approximately $6 million received in 2012.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $2.9 million, or 9%, to $30.8 million for the year ended December 31, 2012 from $33.7 million for the year ended December 31, 2011. The decrease was primarily caused by the lower volume attrition rate compared with the prior year for legacy merchant contracts and legacy distribution partner contracts established when we were acquired by WCAS in 2007.

Stock Compensation Expense

Stock compensation expense increased $0.2 million, or 23%, to $0.9 million for the year ended December 31, 2012 from $0.8 million for the year ended December 31, 2011. The increase was primarily due to the additional option issuances between December 31, 2011 and December 31, 2012.

Provision for Merchant Losses

Provision for merchant losses decreased $0.7 million, or 24%, to $2.1 million for the year ended December 31, 2012 from $2.8 million for the year ended December 31, 2011. The decrease was primarily due to a modification of the calculation of the allowance to align more closely with the current business trends and actual losses incurred while maintaining adequate reserves for incurred but unknown losses.

Income from Operations

Income from operations increased by $14.4 million, or 29%, to $63.8 million in the year ended December 31, 2012 from $49.5 million in the year ended December 31, 2011. This increase was the result of increased revenues and a full year of results, including synergies, from the acquisition of Solveras, Inc. completed in the third quarter of 2011 partially offset by a full year of expenses from the acquisition of Montrenes Financial Services, Inc. completed in the fourth quarter of 2011.

Interest Income

Interest income increased $0.4 million to $0.6 million for the year ended December 31, 2012 from $0.2 million for the year ended December 31, 2011. The increase was primarily due to a change in how interest income was recognized for earnings credits from compensating balances at our operating bank accounts and utilized to offset certain banking fees.

Interest Expense

Interest expense increased $0.6 million, or 2%, to $24.7 million for the year ended December 31, 2012 from $24.1 million for the year ended December 31, 2011. The increase was due to the credits to interest expense recognized from the mark-to-market adjustments on our derivatives offset by the interest paid for the existing derivative swaps.

Income Before Income Taxes

Income before income taxes increased by $14.3 million, or 56%, to $39.8 million in the year ended December 31, 2012 from $25.5 million in the year ended December 31, 2011. This increase was the result of our operating performance noted above.

Income Tax (Expense) Benefit

Income tax expense decreased $13.7 million to a benefit of $8.1 million for the year ended December 31, 2012 from an expense of $5.7 million for the year ended December 31, 2011. The decrease was due to the release of a $25.2 million deferred tax asset valuation allowance in December 2012 based on the positive evidence of future income, utilization of our net operating losses and reversal of deferred tax liabilities.

Net Income and Comprehensive Income

As a result of the foregoing, net income and comprehensive income increased by $28.0 million, or 141%, to $47.9 million in the year ended December 31, 2012 from $19.9 million in the year ended December 31, 2011.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statement of operations data on a quarterly basis for the three months ended March 31, 2014 and the year ended December 31, 2013. The data below has been prepared on the same basis as, and should be read in conjunction with, the audited financial statements included elsewhere in this prospectus, and, in management’s opinion, reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014
	(in thousands)
Revenues	$248,293	$272,986	$275,658	$270,826	$280,564
Cost of services and goods	199,362	215,439	219,150	215,507	225,668
Operating expenses	33,563	34,494	32,429	33,239	37,672

Income from operations	15,368	23,053	24,079	22,080	17,224
Interest expense, net	(14,339)	(13,793)	(14,410)	(13,476)	(13,323)
Income taxes	(416)	(3,746)	(4,118)	(3,972)	(1,553)

Net income	$613	$5,514	$5,551	$4,632	$2,348

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically, our revenues have been strongest in our second and third quarters, and weakest in our first quarter. Some variability results from seasonal retail events and the number of business days in a month or quarter. We do not typically experience a significant rise in volume around the November and December holiday season as most of our merchant base does not see a major increase in business at that time. Operating expenses do not typically fluctuate seasonally.

Liquidity and Capital Resources

We have historically funded our operations primarily with cash flow from operations and, when needed, with borrowings under our first lien revolving facility. Our principal uses for liquidity have been debt service, capital expenditures, working capital, dividend payments and funds required to finance acquisitions. We expect to continue to use capital to innovate and advance our products as new technologies emerge and as incentives to specific new distribution partners as part of a new or renewal contract to add, retain and accelerate the growth of our merchant base. We anticipate that the execution of our broader growth strategies will also generate opportunities to deploy capital. We expect these strategies to be funded primarily through cash flow from operations and, as needed, borrowings under our first lien revolving facility. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through additional indebtedness or equity or debt issuances, or both.

We believe our existing cash and cash equivalents combined with the amounts available under our senior secured credit facilities will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for at least the next twelve months.

We were in compliance with all covenants under our outstanding senior secured credit facilities as of March 31, 2014. As of March 31, 2014, we had $25.9 million of cash and cash equivalents and $48.8 million in borrowing availability under our first lien revolving facility. We had three undrawn letters of credit in the amount of $1.2 million as of March 31, 2014.

Although we believe that these sources will provide sufficient liquidity for us to meet our long-term capital needs, our liquidity and our ability to fund these needs will depend to a significant extent on our future financial performance, which will be subject in part to general economic, competitive, financial, regulatory and other factors that are beyond our control. In addition to these general economic and industry factors, the principal factors determining whether our cash flows will be sufficient to meet our long-term liquidity requirements will be

•	our ability to retain existing distribution partners and merchants and attract new distribution partners and merchants;

•	our ability to deliver our solutions and services cost effectively; and

•	our ability to deploy capital effectively and efficiently.

In addition, any significant service disruption could impact our distribution partner and merchant relationships and create unanticipated liquidity requirements. If any of these factors change significantly or other unexpected factors adversely affect us, our business may not generate sufficient cash flow from operations and future financings may not be available on terms acceptable to us or at all to meet our liquidity needs. If we are unable to generate sufficient cash flow to fund our operations, we will need to curtail planned activities to reduce costs, likely impacting our future growth. See “Risk Factors—Risks Related to Our Business—We may need to raise additional funds to finance our future capital needs, which may prevent us from growing our business.”

Cash Flows

The following summary of our cash flows is for the periods indicated, and has been derived from our financial statements, which are included elsewhere in this prospectus:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Net cash provided by operating activities	$51,510	$67,026	$48,128	$2,920	$16,126
Net cash used in investing activities	$(73,667)	$(12,020)	$(16,549)	$(3,387)	$(1,583)
Net cash provided by (used in) financing activities	$24,611	$(75,106)	$(9,979)	$(1,178)	$(14,576)

Net Cash Flows from Operating Activities

Net cash provided by operating activities was $16.1 million in the three months ended March 31, 2014 as compared to $2.9 million in the same period in 2013. This increase was due primarily to the increase in working capital including account receivables and account payables, offset by net settlement assets and obligations, which represent settlement funds received by us and not yet remitted to our merchants for the settlement of transactions processed, which can fluctuate due to seasonality and the particular day of the week upon which the month ends.

Net cash provided by operating activities was $48.1 million in the year ended December 31, 2013 as compared to $67.0 million for the year ended December 31, 2012. This decrease primarily relates to the lower net income from operations for the year ended December 31, 2012 and a decrease in working capital. Net income was lower in 2013 due to increased interest expenses after the December 2012 dividend recapitalization and debt refinancing, which increased secured borrowings by approximately $200 million. In addition, interest expenses increased by approximately $32.0 million year over year. Furthermore, we entered into interest rate cap agreements in August 2013 and paid premiums associated with these agreements totaling $5.1 million.

Net cash provided by operating activities was $67.0 million in the year ended December 31, 2012 as compared to $51.5 million for the year ended December 31, 2011. The increase was primarily due to the increase in net income from operations and the increase in net settlement assets and obligations, which represent settlement funds received by us and not yet remitted to our merchants for the settlement of transactions processed, which can fluctuate due to seasonality and the particular day of the week upon which the month ends.

Net Cash from Investing Activities

Net cash used in investing activities was $1.6 million in the three months ended March 31, 2014 as compared to $3.4 million in the same period in 2013. The purchasing spend for fixed assets and merchant contracts remained consistent between the two periods, however, this was offset in 2014 primarily by the collection of two note receivables for $1.0 million and the partial sale of an intangible.

Net cash used in investing activities was $16.5 million in the year ended December 31, 2013 as compared to $12.0 million for the year ended December 31, 2012. This increase was primarily due to increased capital expenditures for acquired merchant portfolios, incentive payments, capitalized software development, other intangibles and additional funds loaned to distribution partners in 2013 to facilitate improvements related to future sales activities.

Net cash used in investing activities was $12.0 million in the year ended December 31, 2012 as compared to $73.7 million for the year ended December 31, 2011. The decrease primarily reflects cash used in the acquisition of Solveras, Inc. and Montrenes Financial Services, Inc. during the year ended December 31, 2011.

Net Cash from Financing Activities

Net cash used in financing activities was $14.6 million in the three months ended March 31, 2014 as compared to $1.2 million in the same period in 2013. This increase was primarily due to the costs paid in conjunction with the debt refinancing completed in March 2014 and payments we are required to make under the credit agreement governing our first lien credit facilities consisting of advance principal payments equal to 25% or 50% of excess cash flow at the completion of each fiscal year’s audit. Based on our leverage ratio at December 31, 2013, we made a principal payment of $9.7 million in March 2014 compared to only $1 million paid in 2013.

Net cash used in financing activities was $10.0 million in the year ended December 31, 2013 as compared to $75.1 million for the year ended December 31, 2012. This decrease was primarily due to the cash activity related to the debt refinancing and dividend recapitalization that was completed in December 2012. We used approximately $48.6 million of operating cash to fund the dividend recapitalization and debt refinancing. In addition, we paid down $26 million outstanding under our first lien revolving facility in 2012. These funds were deployed to acquire Solveras in 2011.

Net cash used in financing activities was $75.1 million in the year ended December 31, 2012 as compared to net cash provided by financing activities of $24.6 million for the year ended December 31, 2011. The decrease was due to the expenses related to the debt refinancing and dividend recapitalization that was completed in December 2012.

Indebtedness

Senior Secured Credit Facilities

At March 31, 2014, the principal amount of debt outstanding under our senior secured credit facilities totaled $611 million. Management does not believe that this level of debt currently poses a material risk to us due to the following factors:

•	In each of the last two calendar years, we and our subsidiaries have generated net cash provided by operating activities of approximately $48 million in 2013 and $67 million in 2012.

•	As of March 31, 2014, we and our subsidiaries had $25.9 million in cash, cash equivalents and short term investments on hand; and

•	As of March 31, 2014, we and our subsidiaries had $48.8 million of unused and available debt capacity under our first lien revolving facility.

Twice since the initial closing of our senior secured credit facilities in December 2012, we have responded to favorable credit market conditions and refinanced portions of our senior secured credit facilities. In April 2013, we reduced the interest margin applicable to the first lien credit facilities, and in March 2014, we further reduced the interest rate applicable to the first lien term loan facility, reduced the interest rate applicable to the second lien term loan facility and reduced the LIBOR (also referred to as Euro currency) floor applicable to loans under our senior secured credit facilities that have an interest rate determined by reference to a LIBOR rate. The interest rate applicable to LIBOR loans under the first lien term loan facility is LIBOR plus 3.0% per annum, the interest rate applicable to LIBOR loans under the second lien loan facility is LIBOR plus 6.5% per annum and the interest rate applicable under the first lien revolving facility is the U.S. Prime Rate plus 2.5% per annum or 5.75% per annum, with the step down occurring when TransFirst Holdings Inc.’s (“Holdings”) total leverage ratio is less than or equal to 5.0 to 1.0. As of March 31, 2014, such total leverage ratio was 5.3 to 1.0. The LIBOR floor applicable to LIBOR-based term loans under each of our senior secured credit facilities is 1.0% per annum. See “Description of Indebtedness” for more information. Such decreases in the interest rate margins and floors directly and positively impact our recent financial performance. See “Results of Operations—Interest Expense.”

Each of the credit agreements governing our senior secured credit facilities provide for certain covenants and events of default customary for similar instruments, including a financial covenant requiring Holdings not to exceed a specified ratio of total indebtedness to consolidated EBITDA, as defined in the applicable credit agreements. If an event of default occurs under any of our or our subsidiaries’ financing arrangements, the creditors under such financing arrangements will be entitled to take various actions, including the acceleration of amounts due under such arrangements, and in the case of the lenders under the senior secured credit facilities that are secured, other actions permitted to be taken by a secured creditor. As of March 31, 2014, we were in compliance with the covenants in the credit agreements governing our senior secured credit facilities.

Certain of the underwriters and/or their affiliates are parties to and/or lenders under our senior secured credit facilities. See “Underwriting—Other Relationships.”

We currently use interest rate cap and swap agreements to manage interest rate risks to which we are exposed in connection with our senior secured credit facilities, each of which bears interest at floating rates. As of March 31, 2014, we have three interest rate cap transactions in place hedging approximately $500.0 million of our variable rate debt. $400.0 million of our variable rate debt is capped at a LIBOR of 250 basis points (two interest rate cap agreements of $200 million each) and $100.0 million of our variable rate debt is capped at a LIBOR of 200 basis points up to a LIBOR of 400 basis points, after which any increase above 400 basis points would be again borne by us. Each of these interest rate cap agreements expires on August 1, 2017. Collectively, we paid approximately $5.1 million for these hedges. The fair value of the current interest rate caps is the estimated amount that we would receive to terminate such agreements, taking into account market interest rates and the remaining time to maturity. As of March 31, 2014, based upon mark-to-market valuation, we recorded in our consolidated financial statements a long-term asset of approximately $3.5 million. Certain of the underwriters and/or their affiliates are parties to our interest rate cap and swap agreements. See “Underwriting—Other Relationships.”

Mezzanine Note

As of March 31, 2014, TransFirst Parent Corp. (“Parent”), our direct subsidiary, had approximately $29.8 million in aggregate principal amount outstanding under the Mezzanine Note (excluding accrued interest). The Mezzanine Note is an unsecured obligation that was issued by Parent to WCAS in 2007. See “Description of Indebtedness—Mezzanine Note.” Subject to certain triggers, interest on the Mezzanine Note was paid in kind resulting in the additional debt over the original $25 million issued.

Subject to certain exceptions, an underwritten initial public offering by us requires an immediate and full repayment of the Mezzanine Note. Accordingly, we expect to repay and retire the Mezzanine Note substantially concurrently with the completion of this offering.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2013:

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
First Lien Term Loan Facility (a)	$396,008	$10,800	$7,980	$377,228	$—
First Lien Revolving Facility (a)	—	—	—	—	—
Second Lien Term Loan Facility (a)	225,000	—		225,000
Mezzanine Note (a)	29,775	—		29,775
Capital Leases	—	—	—	—	—
Operating Leases (b)	16,015	2,606	4,781	4,186	4,441
Purchase Obligations (c)	4,800	1,141	2,363	1,296	—
Other long-term liabilities reflected on the balance sheet (d)	2,762	1,095	992	400	275

Total	$674,360	$15,642	$16,116	$637,885	$4,716

(a)	We intend to use the proceeds of this offering to, among other things, refinance a portion of our long term debt and repay in full the Mezzanine Note. See “Use of Proceeds.”

(b)	Operating leases include obligations related primarily to real estate and equipment leases.

(c)	Purchase obligations include minimums related to technology maintenance and bank sponsorship with the payment networks.

(d)	We have contractual future payment obligations related to the acquisition of merchant contract portfolios and intangibles related to distribution partner relationships. Amounts reflected here represent actual amounts due. The present value of these contractual future payments is included in the asset value and in current and long-term liabilities as of the effective date for each agreement.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates including those related to revenue and cost recognition, intangible assets and goodwill, funds held for merchants and restricted cash, reserve for merchant losses, income taxes, shared-based compensation and derivatives and hedging activities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Notes to the audited consolidated financial statements for the year ended December 31, 2013 are included elsewhere in this prospectus and include a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements. Following is a brief discussion of the more significant accounting policies and methods used by us, which we believe to be the most critical to understanding our results of operation and financial condition and that require complex and subjective management judgments.

Revenue and Cost Recognition

We have contractual agreements with our merchants that set forth the general terms and conditions of our relationship with them, including various facets of pricing, payment terms and contract duration. Revenues and costs are recognized as earned and incurred (for example, for transaction-based fees, when the underlying transaction is processed) in conjunction with Accounting Standards Codification (ASC) 605, Revenue Recognition. ASC 605 establishes guidance as to when revenue is realized or realizable and earned by using the following criteria: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price is fixed and determinable; and (4) collectability is reasonably assured.

We follow guidance provided in ASC 605-45, Principal Agent Considerations. ASC 605-45 states that whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the facts and circumstances of the arrangement and that certain factors should be considered in the evaluation. Nearly 62% of our reported gross processing revenue is paid by us as interchange fees to issuers. Certain of our competitors report their revenue net of interchange fees. We do not offset gross processing revenue and interchange fees because our business practice is to arrange for our banks to advance the interchange fees to most of our merchants when settling their transactions, and then to collect our full discount fees on the 10th day of the following month. We believe this policy aids in new business generation, as our merchants benefit from bookkeeping simplicity. However, it results in our carrying a large receivable from our merchants at each period-end, which is then settled on the 10th of the following month. As we are at risk for the receivables, we record the associated revenues on a gross processing revenue basis in our consolidated statements of operations and comprehensive income.

Intangible Assets and Goodwill

Intangible assets include the cost of our merchant contracts, distribution partner contracts, non-compete agreements, trade names and goodwill. We amortize the intangible merchant and distribution partner contract assets established in the purchase accounting valuation in 2007 as part of the Merger using an attrition method to better align the amortization of the portfolio over the expected economic life of these assets. Merchant contracts acquired since the 2007 valuation are also amortized using an attrition method and the value of distribution partner contracts are amortized based on the specific terms of each agreement on a straight-line basis, generally over three to twelve years. We amortize non-compete agreements established through management contracts and acquisition agreements over the life of the agreements, generally two to five years. Intangible assets with indefinite lives are not amortized but subject to annual impairment testing and are also evaluated as needed to determine whether events and circumstances continue to support an indefinite life.

Goodwill is the excess of the purchase price paid over the fair value of net assets of businesses acquired. We evaluate goodwill for impairment at least annually or as circumstances indicate such assets may be impaired. We can elect to first assess the qualitative factors under GAAP to determine whether or not to perform the two-step goodwill impairment test. If, after assessing these qualitative factors, it is determined that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. If however, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would perform the first step of the two-step goodwill impairment test. Step one would compare the reporting unit’s carrying amount to its fair value. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill is not considered impaired and step two is not necessary. If the carrying value of the reporting unit is zero or negative or it exceeds the fair value, the second step of the impairment test would be performed to measure the amount of impairment loss, if any, and when it is more likely than not that a goodwill impairment exists.

Losses, if any, resulting from impairment tests are reflected in income from operations on the accompanying consolidated statements of operations and comprehensive income. No goodwill impairment losses were recorded in 2013 or 2012.

Funds Held for Merchants and Restricted Cash

Funds held for merchants primarily consist of reserves that are established upon credit approval and risk review of merchants and cash reserves held for merchant losses. Restricted cash primarily consists of funds withheld from card-not-present merchants in a variety of industries that sell products through the internet, television advertisement and catalogs. This cash serves as collateral against potential credit card disputes commonly associated with processing these types of transactions. Restricted cash is legally restricted to offset losses from disputed transactions not settled by the merchant for whom the reserves are held. The balance of restricted cash at March 31, 2014 was approximately $24.3 million.

Reserve for Merchant Losses

Disputes between a cardholder and a merchant periodically arise due to cardholder dissatisfaction with merchandise quality or a merchant’s services. These disputes may not be resolved in the merchant’s favor and, in some cases, the transaction is “charged back” to the merchant. The purchase price is then refunded to the cardholder through the respective issuer. However, in the case of merchant insolvency, bankruptcy or other nonpayment, we may be liable for any such charges disputed by cardholders. We believe the diversification of our merchants and our risk management programs reduce the risk of loss to an acceptable level. We evaluate our risk and estimate our potential loss for chargebacks based on historical experience, and a provision for these estimated losses is expensed in the same period as the related revenues are recognized.

The provision for these estimated losses is recorded as a provision for merchant losses in the accompanying consolidated statements of operations and comprehensive income and within other current liabilities in the consolidated balance sheets.

Income Taxes

We have recorded our provision for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We evaluate the probability of realizing our deferred tax assets on an ongoing basis. This evaluation includes estimating our future taxable income in each of the taxing jurisdictions in which we operate, as well as the feasibility of tax planning strategies.

If interest or penalties are incurred related to income taxes, the interest expense and penalties are recorded as tax expense. We recognize interest and penalties related to unrecognized tax benefits in the income tax expense line item of the accompanying consolidated statements of operations and comprehensive income. The period ended June 15, 2007 as well as periods ended December 31, 2009 and forward remain subject to examination in major tax jurisdictions. We have identified our federal return and California and Colorado as major jurisdictions in which we remain subject to examination.

Share-Based Compensation

ACS 718, Compensation-Stock Compensation, requires compensation cost for the fair value of share-based payments at the date they are granted to be recognized over the requisite service period. Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an operating expense over the employee’s requisite service period (generally the vesting period of the equity grant). Options are granted at a price not less than the fair value of our common stock at the date of grant. In addition, share-based compensation is adjusted annually for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience.

Derivatives and Hedging Activities

We enter into interest rate protection agreements to manage market risk related to changes in the interest rates associated with our variable rate debt and not for speculative purposes. We record all derivative financial instruments in the consolidated financial statements at fair value. Changes in fair values on derivatives not qualifying for hedge accounting are reported in earnings as they occur. We utilize the mark-to-market method. We determine the fair value through third-party assessments provided by major financial institutions. The interest rate derivative instruments are classified as Level 2 financial assets and liabilities.

Recently Issued Accounting Standards

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance under GAAP when it becomes effective. The Company will adopt the standard effective October 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method and is evaluating the full effect of the standard on its ongoing financial reporting.

In June 2014, FASB issued ASU 2014-12, Compensation—Stock Compensation, which requires a performance target in stock compensation awards that affects vesting, and is achievable after the requisite service period, to be treated as a performance condition. The Company will adopt the standard effective October 1, 2016. The adoption is not expected to have a material impact on its consolidated financial statements.

Effects of Inflation

While inflation may impact our revenues and cost of services and goods, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Qualitative & Quantitative Disclosures about Market Risk

We are exposed to interest rate risk in connection with our senior secured credit facilities, which are subject to variable interest rates. We use interest rate swap and cap agreements to manage this interest rate risk. As of December 31, 2013, we had three interest rate cap agreements in place that hedge approximately $500 million of our variable rate debt. $400 million of our variable rate debt is capped at a LIBOR of 250 basis points and $100 million of our variable rate debt is capped at a LIBOR of 200 basis points up to a LIBOR of 400 basis points, after which any excess above such 400 basis point margin would be variable and again borne by us. All of the interest rate cap agreements expire August 1, 2017. As of March 31, 2014, we had approximately $111 million of variable rate debt not subject to an interest rate hedge. Based on the amount outstanding on our senior secured credit facilities on December 31, 2013, an increase in 100 basis points in the applicable interest rate would result in increased interest expense of approximately $1.6 million. A decrease in 100 basis points in the applicable rate would not have any impact on our interest expense as of December 31, 2013 as LIBOR was approximately 25 basis points and the LIBOR floor of 100 basis points was the minimum LIBOR rate under the senior secured credit facilities.

BUSINESS

We are a leading provider of payment technology solutions to merchants in the United States. We are differentiated by our proprietary technology, which enables us to provide a broad suite of payment products, end-to-end processing services and superior customer support. We are able to deliver these services across multiple points of access, or “multi-channel,” including brick and mortar locations, software integration, ecommerce, mobile and tablet-based solutions.

We sell our solutions through a diversified network of over 1,300 distribution partners that we have built over the past 19 years by leveraging our specialized expertise in integrating and developing these relationships. We believe superior customer service is essential to enhance and retain our network of distribution partners and merchants. We combine our integrated platform, multi-channel capabilities and partner-centric distribution model to create a compelling value proposition that enables us to penetrate the attractive SMB segment of the market in what we believe to be a highly efficient manner. We served more than 200,000 merchants and processed over $48 billion in volume in 2013, ranking us as the seventh largest non-bank merchant acquirer in the U.S., according to the March 2014 issue of The Nilson Report.

The industry for providing payment solutions to merchants, known as “merchant acquiring,” is large and growing rapidly. According to the January 2014 issue of The Nilson Report, purchase volume on credit, debit and prepaid cards in the U.S. reached approximately $4.2 trillion in 2012 and is estimated to reach nearly $7.2 trillion by 2018, resulting in a CAGR of 9.4%. In addition, we believe the competitive dynamics of this market are changing as merchants are increasingly looking to:

•	leverage multi-channel capabilities to increase sales;

•	operate more effectively by adopting new technology solutions that improve their efficiency and provide greater insights into their business; and

•	gain access to new products and value-added services in a convenient way.

SMB merchants often lack the technical expertise, financial resources and time to adequately address the evolving payments landscape and are faced with a complex array of products and services offered by a large number of disparate providers. As a result, these merchants often rely on trusted technology vendors or service providers, which provide other important business services to them. Because these service providers’ core focus is not payments technology, they in turn are increasingly looking to refer their merchants to a trusted partner to handle the complexities of integrated payments functionality and to offer more effective customer service.

To address this growing demand, we strategically built a single, integrated platform that provides us with a powerful set of capabilities that we believe gives us a competitive advantage in the marketplace. Our integrated platform provides a full suite of integrated payment products and services that can be used across multiple channels and industry verticals, including:

•	end-to-end processing for a broad range of payment types;

•	physical POS solutions;

•	online, mobile and tablet-based payment solutions;

•	ecommerce gateway services;

•	security and risk management solutions;

•	reporting and analytical tools; and

•	other value-added services.

In addition, our integrated platform provides our merchants the ability to adopt and seamlessly integrate our payments solutions into business management software applications. Because our platform is fully integrated and utilizes a single database architecture, we believe that we can access and utilize data more quickly and effectively than other providers that operate on separate platforms, enabling us to provide better, faster and more convenient services to our merchants. These capabilities also allow us to provide high quality customer service to support and retain our merchants and distribution partners which we believe differentiates us in the marketplace, as evidenced by our strong net promoter score. Net promoter score is an internal metric we use to measure how likely a merchant would be to recommend TransFirst for the services they are receiving from us, and merchant retention rates.

To help distribute our services into the marketplace, we built a large and diversified network of over 1,300 partners that use their position as trusted technology vendors and service providers to allow us to integrate and cross-sell our services to their customer base. Our model provides value to our distribution partners by giving them access to differentiated solutions and superior support for their merchant customers. Our distribution partners also benefit from the increased revenues and customer retention generated from their merchants’ relationship with us. Our network of distribution partners includes:

•	Integrated Technology Providers—These providers include ISVs and VARs of software solutions. We integrate our payment processing services into these products so that merchants can benefit from a fully integrated business software solution.

•	Referral Partners—We work with financial institutions, trade associations, national business service providers and independent distribution partners and in most cases are exclusive providers of payments solutions to their broad base of merchant customers. The payment solutions we provide enhance brand loyalty and revenue opportunities for our distribution partners.

We benefit from our partner-centric distribution model by gaining access to a large number of SMB merchants through trusted vendors in a highly scalable and cost effective manner. We currently serve approximately 200,000 SMB merchants across numerous industry verticals, and we have built specialized capabilities and expertise in several high-growth verticals, such as healthcare. Our merchant base is highly diversified and no merchant represents more than 1% of our revenue. We believe our partner-centric distribution model is highly effective in reaching new merchants. In addition, we believe our distribution partners serve or have access to over one million SMB merchants that are not currently using our services, which represents a significant penetration opportunity for us over time. We build and maintain a direct relationship with our merchants in order to control our sales, pricing negotiation, underwriting, boarding and support processes. Our model enables us to manage customer support quality, cross-sales efforts and product and service selection.

We generate revenues primarily from the fees that we charge for processing payment transactions. Because these fees are generated from the daily sales of our merchants, they are highly recurring in nature. In addition, we generate fees for the value-added services and more advanced technology solutions that we increasingly provide to our merchants. Due to our single, integrated platform and partner-centric distribution model, we are able to drive significant scale and operating efficiencies, which enable us to generate strong operating margins and profitability.

For the twelve months ended March 31, 2014, we had revenues of $1.1 billion, adjusted EBITDA of $117.1 million and net income of $18.0 million reflecting an increase of 13%, an increase of 16%, and a decrease of 60% (or $27.5 million), respectively, over the twelve months ended March 31, 2013. The decrease in net income resulted from an increase in interest expense of $23.2 million due to the increased cost of the debt refinancing completed in December 2012 and an increase in tax accruals of $22.8 million. For additional information regarding our non-GAAP financial measures, including a reconciliation of adjusted EBITDA to net income, see “Prospectus Summary—Summary Consolidated Financial Data.”

Industry Background

Overview of the Electronic Payments Industry

The electronic payments industry is large, fast-growing and fueled by powerful secular trends that are continuing to drive the acceptance and use of card-based payments, such as credit and debit cards. According to the January 2014 issue of The Nilson Report, purchase volume on credit, debit and prepaid cards in the U.S. was approximately $4.2 trillion in 2012 and is estimated to reach nearly $7.2 trillion by 2018, resulting in a CAGR of 9.4%. The industry is serviced by a variety of providers including:

•	Issuers—Financial institutions that issue payment account products, such as credit and debit cards, to consumers backed by a credit line or a demand deposit account, such as a checking account.

•	Payment Networks—Typically card brand companies, such as Visa, MasterCard, Discover and American Express, that set rules and route transactions among participants in their network.

•	Merchant Acquirers—A variety of different types of companies that help merchants accept, process and settle electronic payments and run their businesses more efficiently.

Overview of the Merchant Acquiring Industry

The merchant acquiring industry has grown significantly over the past 60 years as more and more merchants have chosen to accept electronic payments in response to their growing adoption by consumers. We believe there are approximately 100 merchant acquirers in the U.S. serving this growing market and the increasingly sophisticated demands at merchants’ points of sale. These providers can be generally categorized into the following groups:

•	Non-Bank Merchant Acquirers—These providers sell merchant acquiring solutions using their own proprietary platforms and are capable of managing all the elements of the payment transaction cycle. A small minority of these non-bank merchant acquirers in the U.S. deliver fully integrated end-to-end capabilities, including TransFirst, First Data Corporation, Global Payments Inc., Heartland Payment Systems Inc., Total Systems Services, Inc. (TSYS), Vantiv. Inc. and Worldpay US, Inc.

•	Banks—A few banks in the U.S. have in-house processing capabilities, such as JPMorgan Chase Bank, N.A. (Chase) and U.S. Bancorp, but most banks outsource their merchant acquiring services to a non-bank merchant acquirer. The banks typically sell merchant acquiring services in combination with other commercial banking products (e.g., bank accounts, commercial loans and treasury services).

•	ISOs—These providers typically specialize in managing a sales force that targets merchants in a specific market segment or geographic region. ISOs typically outsource merchant acquiring functions and some back office support functions to a bank or non-bank merchant acquirer.

•	New Entrants—Non-traditional and early stage, less established vendors seeking to offer new payment methods and devices, such as manufacturers offering electronic payment applications for their mobile or tablet devices or healthcare organizations creating their own technology for electronic payments.

The services provided directly to merchants and the fees collected from a merchant for those services can vary depending on each provider’s in-house technology capabilities and the number of services that they outsource to other providers. Merchant acquirers will earn more revenue if they provide more services in-house;

however, only a few providers in the U.S. have the capability to provide all of these solutions, and even fewer can provide all of their services from a single integrated platform.

Overview of the Merchant Customer Base

According to First Annapolis, there are over 25 million merchants in the U.S. that could potentially accept electronic payments at a point of sale. As shown in the following diagram, the majority of these merchants are SMBs:

Traditional merchant acquirers sell their payment processing services to merchants of every size. A number of acquirers focus on the SMB segment due to its attractive characteristics. The SMB segment tends to have more new business starts and higher growth rates than larger, more mature businesses. SMBs are also typically in greater need of outsourced technology capabilities and require higher quality and more customer support than larger merchants, who often have larger technology and service departments. The merchants in the SMB segment also have lower scale efficiencies and are therefore less price sensitive than larger merchants. Because the SMB segment consists of more numerous and diversified merchants, it allows for lower customer concentration and creates a greater opportunity for merchant acquirers to provide specialized services. As a result, we believe merchants in the SMB segment represent the largest and most profitable revenue opportunity in the market. In addition, SMB merchants are being impacted by several key trends and not all merchant acquirers have the capabilities to meet these evolving needs.

Key Trends Impacting SMB Merchants

The following are key trends impacting SMB merchants:

•	Shift to Integrated POS—SMBs are increasingly using software to manage everyday business functions such as inventory, scheduling and payroll. SMBs now look to merchant acquirers who can integrate seamlessly with these software providers to simplify their business operations. We believe merchant acquirers that can effectively support these bundled solutions will have the most success attracting and retaining SMBs.

•	Adoption of New Technology—Cloud-based computing and software-as-a-service delivery models are lowering the costs and complexity of technology. As a result, SMBs are looking for new technologies, including mobile and tablet-based solutions, to make use of sophisticated payment offerings that were previously not accessible by them. To address this demand, we believe merchant acquirers need to be able to offer new, complementary technology solutions that can effectively leverage data and new applications seamlessly and conveniently.

•	Utilization of Value-Added Services—SMBs looking to grow and expand their business are adopting and promoting their own rewards and loyalty programs. They are also demanding more sophisticated tools to analyze the data collected from their payment transactions to utilize business intelligence and more effectively manage their operations. We believe merchant acquirers that have the technology to provide these value-added services through a flexible integrated platform that can integrate these solutions will be able to capitalize on the growth of these high-margin offerings.

•	Need for Multi-Channel Commerce—As commerce trends continue to evolve, SMBs are increasingly looking for multi-channel solutions which enable them to sell their goods and services at their brick and mortar locations, on the Internet or remotely via mobile devices, such as smart phones and tablets, on a single integrated platform provided by a single vendor. To meet this demand, we believe merchant acquirers can gain a competitive advantage by offering a payment gateway that provides a single point of access for POS, ecommerce and mobile commerce capabilities at an affordable price.

•	Demand for Greater Security—Merchants continue to face new security challenges as the electronic payments industry continues to grow in size and complexity. With the evolution of more payment channels, access devices and card types, we believe that maintaining the integrity of the payment system has never been more challenging or more critical for merchant acquirers. In addition, new initiatives by the payment networks to shift from magnetic stripe to chip-enabled cards, using the EMV technology standard, will force many SMBs to upgrade their legacy POS hardware, including with IPOS. As a result, merchant acquirers will need to have the technical capabilities, expertise and partnerships to deploy new security solutions and safely integrate with new IPOS solutions.

•	New Vertical Adoption—We believe that industries such as healthcare, education, government, and business-to-business services will continue to see higher transaction volume growth as migration from previously paper-based payments to electronic payments continues. These industries often utilize software with embedded payment processing technology tailored specifically for their business type. Merchant acquirers will need to possess the industry and business expertise to deliver targeted POS and online processing solutions to these industries that seamlessly integrate into their existing business management software.

Our Competitive Strengths

We believe we have attributes that differentiate us from our competitors and have enabled us to become a leading payment processor in the United States. Our key competitive strengths include:

Proprietary Integrated Platform

We strategically built a single, integrated platform that provides us with a powerful set of end-to-end processing capabilities that we believe give us a competitive advantage in the marketplace. Our integrated platform provides a full suite of integrated payment products and services that can be used across multiple channels and industry verticals through a single point of access for product, processing and service delivery. Our integrated platform was designed specifically to meet our strategic vision of a partner-centric distribution model and enables us to quickly adapt and control development and enhancements without strategic dependence on third parties. We believe our integrated platform is a key differentiator from payment processors that operate on multiple, disparate platforms and allows us to rapidly develop and deploy new and flexible solutions that are tailored to meet the demands of our distribution partners and merchants as their business needs evolve. Because our platform is fully integrated and utilizes a single database architecture, we believe that we can access and utilize data more quickly and effectively than other providers that operate on separate platforms, enabling us to provide better, faster and more convenient services to our merchants. These capabilities also allow us to provide high quality customer service to support and retain our merchants and distribution partners which we believe differentiates us in the marketplace, as evidenced by our strong net promoter scores and merchant retention rates.

Expertise in Partner-Centric Distribution

We built a large and diversified network of over 1,300 distribution partners that use their position as trusted technology vendors and service providers to allow us to integrate and cross-sell our services to their customer base, giving those customers access to differentiated solutions and superior support. Our partner-centric distribution model enables us to effectively and efficiently market and sell our solutions to a broad base of merchants. We believe our expertise in addressing the needs of our distribution partners is differentiated and is enabled by our integrated platform and service-oriented culture. Our integrated platform allows our distribution partners to easily integrate their technology solutions with our payment offerings while supported by an experienced, cross-trained support team. We have also developed industry-specific solutions and have deep industry expertise in certain high growth industry verticals, such as healthcare, where we have integrated our payments technology into leading practice management software solutions. In addition, our direct sales team, which includes both in-market “feet on the street” salespeople and telesales personnel, supports all merchant referrals allowing us to enhance penetration within our distribution partners’ merchant bases. We consider this expertise in servicing our distribution partners a key competitive advantage that has allowed us to build a large, highly diversified merchant portfolio characterized by relatively strong long-term retention.

Differentiated Suite of Payment Solutions

We offer a broad, differentiated suite of products and services that enable our merchants and distribution partners to address their payment processing needs through a single provider across multiple points of access, such as brick and mortar locations, ecommerce, mobile devices and tablet-based channels, without having to rely on multiple vendors. Our solutions include the full range of traditional and emerging payment processing products, as well as more advanced and value-added services such as security and compliance tools, multi-channel commerce and products and services to support significant payment network initiatives. The breadth and integration of our solutions are enabled by the flexibility of our integrated platform, which allows us to quickly react to evolving market trends or needs, which many of our competitors, who rely on third party providers, are unable to do. We also leverage our partner-centric distribution model to deliver business solutions to our merchants that are integrated with our payment processing offerings. This allows our merchants to simplify the operation of their business using our multi-channel solutions to more efficiently access business intelligence tools to manage key day-to-day functions such as inventory, cash management and reporting. In addition, our flexible integrated platform can evolve to meet the needs of the merchant as their business size and complexity changes.

Scalable and Cost Effective Operating Model

As a result of owning and operating a single, proprietary, end-to-end, integrated platform we are able to efficiently manage, update and maintain our technology, increase capacity and speed and realize significant operating leverage. We have made investments in technology in order to build out the capacity and functionality of our integrated platform, and with the growth of our business we have been able to achieve attractive economies of scale. The proven scalability of our operating model has lowered our incremental cost per transaction as the volumes that we process continue to grow. By leveraging our technology, we have been able to grow our merchant portfolio while reducing our other non-processing expenses. As a result of our effective expense management and scalability initiatives, we have been able to improve our operational efficiency as evidenced by the increase in our adjusted EBITDA margin from 43.9% in 2007, the year we were acquired by WCAS, to 48.2% in 2013.

Culture Focused on Service and Operating Excellence

Our culture is deeply rooted in providing a differentiated merchant and distribution partner experience that leverages our partner-centric expertise and flexible integrated platform to deliver superior customer service. We believe that we only succeed if our distribution partners and merchants succeed, and therefore operating and service excellence are at the core of our philosophy. Our integrated platform enables us to provide a superior merchant boarding and activation experience, partner sales and technical support and integration expertise. We consistently measure, monitor and control enterprise-wide service quality metrics with the objective of achieving strong merchant retention and distribution partner satisfaction. We believe our service-oriented culture resonates with distribution partners who trust us to interact directly with their merchant customers.

Experienced Management Team with Strong Execution Track Record

Our executive management team has significant experience in merchant acquiring, payment processing, distribution partner sales and marketing and technology development, and has demonstrated strong execution capabilities. Our team has continued to enhance and build our partner-centric distribution model, particularly within strategic industry verticals such as healthcare, not-for-profit, government and financial institutions, as well as leverage our proprietary technology to differentiate us with distribution partners and merchants in the marketplace. We have invested substantial resources to attract and retain experienced executive-level talent and expand our sales force to align it with our distribution partners and market opportunities. Our executive management team has a proven track record of executing initiatives and delivering growth.

Our Growth Strategies

Our business model and competitive strengths enable us to pursue multiple growth opportunities. We plan to expand our business and grow through the following key strategies:

Grow with Existing Partners and Merchants

We will continue to grow our payment processing volumes generated by our existing partners and merchants by: benefitting from their own organic growth and expansion; cross-selling new and value-added services to meet their needs as they grow; and promoting multi-channel offerings to help them expand into ecommerce and mobile and tablet-based channels. SMB merchants are increasingly looking to offer multiple value-added services and sell through various channels in order to increase sales, provide a convenient customer experience, and create business efficiencies. We believe that we can address the evolving merchant need for payment enablement by leveraging our single platform integrated functionality and flexibility to seamlessly deploy a wide range of payment processing solutions through multiple delivery channels, including physical POS terminals, the Internet and mobile devices, to expand the ways in which they accept payments. For example, our ProcessNow gateway platform provides merchants with mobile and tablet processing capabilities along with an integrated cash register, all built upon our proprietary technology infrastructure and supported by detailed reporting tools and customer analytics. By providing such multi-channel payment options, we believe we enable our merchants to increase sales volumes and grow their business which, in turn, generates higher processing volumes and other growth opportunities for us. We believe a low percentage of our current merchant base utilize multi-channel payment functionality. We intend to continue to promote these capabilities to increase adoption throughout our merchant base.

Further Penetrate Existing Partners’ Merchant Base

We will continue to actively pursue the existing merchant base of our distribution partners. We believe a significant number of merchants from our distribution partner network are not currently using us as their payment processor because they are not currently accepting electronic payments or have not faced a catalyst to switch from their current provider. We will continue to address this significant opportunity by leveraging our specialized direct sales force, differentiated technology and product offering and by coordinating our marketing efforts with our distribution partners. For example, as certain of our integrated technology partners release the next version of their software suite, we will have a direct opportunity to cross-sell our suite of payments offerings along with their software upgrade. Overall, we estimate that there are at least one million merchants that are served by our existing distribution partners but are not currently utilizing our services, resulting in further new business opportunities within our current distribution partner merchant base.

Innovate and Enhance Our Suite of Payment Solutions

We intend to maintain our leadership position in the industry by continuing to innovate and providing new and more advanced payments solutions to our distribution partners and merchants. We have a strong track record of introducing new product solutions to our merchants that increase convenience, provide ease of use, integrate better with their other business management software solutions and provide greater functionality and business insights. For example, over the past few years we have successfully introduced advanced value-added solutions, such as loyalty rewards and merchant gift cards, advanced reporting and business analytical tools, to our merchant base to supplement our core payment processing offerings. We plan to continue to leverage our proprietary, end-to-end, integrated platform and service capabilities to promote innovation and expand our suite of solutions to meet the evolving needs of our distribution partners and merchants.

Broaden and Enhance Our Distribution Network

We intend to broaden and deepen our distribution network to reach potential new distribution partners and merchants. We believe that our differentiated integrated platform, combined with our expertise in serving integrated technology and referral partners, will enable us to strategically target and obtain new distribution partner relationships in our existing markets and expand our services into new industry verticals and markets. We are actively engaged in modifying our relationship with a number of our financial institution referral partners in order to provide more comprehensive payment solutions, increase penetration and enhance our ability to directly service their merchants while generating attractive economics to us. We also plan to continue to grow our direct sales force commensurate with the growth in our partner network in order to effectively support referrals, reach more potential merchants and enter into or increase our presence in various industry verticals and markets. We have a proven ability to replicate our differentiated partner-centric distribution model across new vertical opportunities as they arise. We identify and evaluate new opportunities based on demand within industry verticals for multi-channel commerce, technical integration and specialized service requirements and the need for consolidated reporting and analytics. Further, we may also expand into new markets as our current distribution partners and merchants expand their own businesses.

Selectively Pursue Strategic Acquisitions

The core focus of our strategy is to grow organically. However, from time to time, we may selectively evaluate strategic acquisition opportunities as they arise. We have successfully executed and fully integrated numerous strategic acquisitions, and we will work to execute upon future acquisition opportunities that allow us to deploy capital efficiently.

Our Sales and Marketing

Our primary go-to-market strategy is to leverage a diversified network of distribution partners in order to reach a broad base of merchants in a highly efficient manner. We align ourselves with integrated technology partners and referral partners to market our payment products and services. With our integrated technology partners, we acquire merchants through strategic relationships with third-party software providers and POS resellers by integrating our payment processing solutions with their business management software which are marketed as a bundled offering. With our referral partners, we acquire merchants through strategic relationships with financial institutions, industry associations, ISOs and ecommerce providers by targeting merchants that these third parties have identified as having an interest in our payments solutions.

We utilize our sales force, including both field sales and telesales representatives, to directly respond to referrals provided by our integrated technology and referral partners. Over the last eight years, we have focused on building our direct to merchant sales capabilities and staffing as part of supporting our distribution partners and to position us to have greater control over our growth. We have increased our business development, direct field sales and telesales staffing from less than 30 in 2006 to more than 350 as of March 31, 2014. Below is an overview of some of the key attributes of our distribution partners:

Integrated Technology Partners

Our integrated technology partners are software companies and other third-party resellers of our payments products and services. These resellers connect merchants to our payment processing services by integrating their business management software into our platform. We provide easy technical integration with partner software systems and significant payment processing expertise, which are critically important to our integrated technology partners. Our sales employees who focus on securing relationships with integrated technology partners have specialized technical expertise and in some cases may be singularly focused on a key industry vertical or market segment. Integrating our payment processing capabilities into third-parties’ business management software provides a simplified bundled solution for merchants, which we believe leads to increased merchant satisfaction and retention.

Our integrated technology partners allow us access to a wide variety of markets and industry verticals such as retail stores, restaurants, fitness, grocery, automobile and home repair, home supplies, hospitality, ecommerce and others. Through our distribution partners, we have established market positions in several high growth verticals. For example, we partner with value-added resellers in the following verticals:

•	Healthcare—According to Centers for Medicare & Medicaid Services, U.S. consumer healthcare out-of-pocket payments are expected to exceed $371 billion by 2018. Electronic payments have historically been underutilized as a form of payment in consumer healthcare transactions. We have established a strong presence in the health services market, which includes physician-managed practices, medical clinics and suppliers and other healthcare providers.

•	Not-for-Profit—According to Blackbaud’s 2013 Charitable Giving Report, online charitable donations were up 13.5% in 2013, compared to the overall giving increase of 4.9%. We believe that the transition from using paper forms to electronic payments will continue to significantly increase via web-based portals, mobile applications and social media. We are well-positioned to take advantage of these trends given our relationships with non-profit integrated technology partners.

•	Government—We serve the payment processing needs of several states, universities and municipalities, which continue to provide attractive growth opportunities. As convenience fees become more standard for government electronic payments transactions, we expect that our relationships with integrated technology partners providing solutions to government entities will become more profitable.

Referral Partners

Our referral partners are trusted advisors and service providers in the SMB market that can provide us with a predictable and sustained source of merchant accounts. Our referral partners tend to be highly sensitive to service quality and consistency. We access SMB merchants through our relationships with referral partners based on their trust and confidence in our solutions and ability to provide superior service to support their referred customers. Through our distribution partnerships, we have established leading market positions in several attractive referral channels such as:

•	Financial Institutions—Our relationship with financial institutions is long-tenured and an important source of new merchant acquisition. Our relationship with financial institutions varies based upon whether we are directly responsible for the sales effort. In our partner bank program, our sales force works directly with the bank to solicit prospective merchants referred by the bank, and we manage the merchant relationship directly, allowing us to set pricing and promote new products and services. In our agent bank program, the bank conducts its own direct sales efforts and negotiates pricing directly with the merchant, utilizing our sales automation tools and payments products and services. We also take direct merchant referrals from a bank if it is not interested in managing an active partner or agent program but still has customers in need of payment processing services.

•	Associations—We leverage our telesales force to provide merchant services to associations. Associations are typically industry trade groups that have a loyal and trusted relationship with their members. We work with these associations to offer merchant services as a benefit to its members, and then create a marketing plan to market our products and services to the members of the association.

•	Ecommerce—Our ecommerce channel has traditionally reached merchants who search the Internet for payment processing services. We work proactively to drive search engine optimization and place targeted pay-per-click advertisements to help ensure that these merchants are aware of our products and services. We have developed a user-friendly virtual application, MerchantFlo, that expedites submission of applications that are submitted by prospective merchants through our website. We also partner with ecommerce service providers and aggregators, including website hosting firms, who promote our MerchantFlo application to their merchants.

•	ISOs/Agents—We support ISOs and sales agents who operate in a self-sufficient manner utilizing our products and sales automation tools to secure merchant relationships. We provide all back office support, training and relationship guidance to these agents with minimal overhead.

Our Technology

The TransFirst Integrated Platform

We have a proprietary end-to-end integrated platform which provides a single point of access for product, processing and service delivery. This single interface allows us to integrate business management applications more efficiently and seamlessly, giving us a competitive advantage to other providers who outsource their services or provide services through multiple platforms. Our technology also enables management of our merchants’ multi-channel processing needs through one touch point, reducing complexity as our merchants’ technology needs increase or change. We built our integrated platform on a single database architecture to enhance our ability to deliver accurate business intelligence to our merchants and partners in real time. We believe our integrated platform delivers exceptional service, as demonstrated by our distribution performance metrics related to boarding times, merchant funding and merchant support. The TransFirst integrated platform is illustrated in further detail below:

•	ELAPP—ELAPP is our fully automated merchant boarding product. This innovative Internet-based system walks merchants, distribution partners and our salespeople through the end-to-end process of boarding new merchant accounts. The boarding process is important in establishing our relationship with merchants and distribution partners. Speed of activation is also critical, and ELAPP can rapidly board an account to all relevant systems and have a merchant quickly ready to process.

•	ProcessNow Gateway—ProcessNow gateway is a fully redundant, front-end system designed to meet the product and processing needs of a merchant. The ProcessNow system allows merchants to add POS solutions over time as their needs change while aggregating their transaction history in one place. It is the single access point for delivery of our product suite for mobile solutions, Internet capable terminals, virtual terminals, shopping cart products, plug-in software, hosted payment pages and multiple integration methods utilized by our distribution partners and merchant base. ProcessNow is responsible for the routing of transactions, in real time, to the appropriate entity for authorization, as well as for the creation of the capture file that is delivered to our TransClear back-end clearing system for settlement and funding.

•	TransLink Reporting Portal—TransLink is a user-friendly, web-based reporting system that helps merchants manage their payment card activity online. TransLink provides merchants with:

•	comprehensive activity reports that provide access to all their payment card transactions;

•	user controls that allow merchants to create their own business analytics and reports based on the information they need;

•	the ability to respond online to chargebacks and retrievals;

•	the ability to export reports to Microsoft Excel format for analysis and import to accounting software; and

•	accessibility from anywhere merchants can access the Internet.

•	OnTrak Application Suites—OnTrak is our proprietary database system that serves as the nucleus of our core merchant management system. It creates access and organization for all information related to payment processing and is the system responsible for the automated boarding of merchant information to multiple systems both on our integrated platform and to partner systems outside of our integrated platform.

•	TransClear Back-end Clearing Platform—TransClear is our proprietary back-end clearing and settlement platform. It supports all significant back-office merchant accounting functions, including rate and fee calculation, residual payment facilitation to our distribution partners and merchant statement fulfillment. TransClear connects directly to all of the major payment networks and can also deliver payment-network-specific product sets directly to our merchant base. The advantages of having our own proprietary back-office system include:

•	ability to offer pricing flexibility, fee flexibility and customization to our merchants;

•	fixed cost for each transaction we settle and fund;

•	scalability and operating leverage;

•	ability to customize and develop new products;

•	minimal reliance on third-parties; and

•	control of all of the significant touch points with our merchants.

•	Third Party Front-end Networks—We leverage third-party front-end networks for non-strategic functionalities. Our most significant front-end provider is TSYS Acquiring Solutions, LLC, which provides authorization services for a number of our merchants using dial, direct Secure Sockets Layer and direct Internet capable terminals. These services are integrated seamlessly into our service offering for our merchants and distribution partners.

Our Solutions

We offer a comprehensive set of products and services to our merchants and distribution partners that enable integration and utilization of our technology to serve their needs. The capabilities delivered to our merchants through our solutions enable them to more effectively manage and integrate value-added features through which they can grow and manage their businesses more effectively.

Payments Solutions for Distribution Partners

ELAPP	¡ Internet-based boarding tool with value-added capabilities, such as simple and effective merchant application and activation, data validation and eSignature

MerchantFlo	¡ Merchant facing, online virtual application available to distribution partners on a white-label basis

TransLink	¡ Web-based reporting tool that provides data that helps distribution partners to manage their business, including chargeback and retrieval notifications and documentation upload capabilities

Data Warehouse	¡ Robust analytics tool that provides comprehensive enterprise-wide reporting capabilities

Application Manager	¡ Online tool that supplies real-time merchant application feedback and status via SMS and/or email throughout boarding and activation processes

Payments Solutions for Merchants

ProcessNow Platform

¡      End-to-end payment processing platform featuring comprehensive product delivery and capabilities such as IPOS, mobile, integration, shopping cart, hosted payment page, recurring payment and tokenization

MerchantFlo	¡ Merchant-facing online, self-service, virtual application

TransFreedom	¡ Bundled flat rate monthly processing program that simplifies merchant billing

PayFox/ProcessNow Mobile

¡      Mobile application that enables mobile payments acceptance with advanced features, such as single-screen entry, secure data transmission, transaction authorization, advanced fraud detection and merchant reconciliation

ProcessNow IPOS	¡ Comprehensive register solution leveraging merchant data and delivering full service business management functionality via the ProcessNow Platform

Gift Card and Loyalty	¡ Merchant gift card and loyalty products in open and closed loop formats

Cash Advance	¡ Point-of-sale applications for bank cash advances

Mobile Readers	¡ ID Tech and Anywhere MobileCommerce mobile readers

Virtual Terminals	¡ MagTek USK readers for virtual terminals

Countertop and Wireless Terminals	¡ EMV-compatible VeriFone and Equinox countertop and wireless terminals

Compliance 101	¡ Online portal that provides educational materials regarding compliance and regulatory requirements

Breach Coverage and PCI	¡ Loss coverage and PCI compliance support and services

Our Operations

We have built our operational and support infrastructure with the objective of generating differentiated relationships with our merchants and distribution partners. This operational and support platform is designed to drive efficiencies throughout the entire merchant lifecycle. Our shared services support functions are concentrated in one division, providing a common infrastructure dedicated to a seamless end-to-end customer experience for our distribution partners and merchants, as well as operational support for our sales divisions. The shared services division consists of the following subdivisions:

TransFirst Operational Support Platform (Pre-Activation)

•	Boarding and Conversions—Our boarding and conversion process is automated from end-to-end into a single integrated system, which shortens activation timelines and provides us and our distribution partners with enhanced speed-to-market. We incorporate a real-time interface for our distribution partners and salespeople to track their new merchant accounts through every step of the on-boarding process.

•	Credit Underwriting, Risk Management and Chargeback Processing—We manage credit underwriting and risk management separately to maximize business opportunities while minimizing losses attributable to merchant default or fraud. Key benefits of our proprietary platform are the ability to customize and enhance monitoring tools to focus on actionable events that prevent losses and a fully automated chargeback system.

•	Integrations—We deliver our product set through our ProcessNow multi-channel gateway platform, which delivers traditional processing capabilities and provides merchants access to value-added mobile solutions, and a full suite of integration opportunities for our distribution partners’ additional offerings.

•	Merchant Training and Activations—This group provides a complete boarding service to merchants by addressing all training, technology and other merchant service needs.

TransFirst Operational Support Platform (Post-Activation)

•	Merchant Support—Our merchant support center is a 24/7/365 function located in Broomfield, Colorado. Our support staff provides support for our systems and products as well as for our distribution partner offerings. We differentiate ourselves through a cross-trained support staff and one call resolution through our “Performance Optimization Delivery” structure, which provides comprehensive support to our merchants and distribution partners.

•	Distribution Partner Sales Support—The distribution partner sales support group services inquiries from distribution partners and salespeople. We seek to deliver end-to-end issue resolution by bringing all appropriate disciplines together in an integrated manner in order to optimize partner support.

•	Quality Office—The quality office serves across all functional subdivisions measuring proficiency, efficiency and quality, with a specific focus on “one call resolution” and maintaining a high net promoter score. We use net promoter score methodology across all sales and servicing departments to drive improvement in the quality of service and to minimize merchant attrition.

•	Retention Group—The retention group makes outbound calls based on merchant behavioral information generated by our TransGuard predictive retention tool, which evaluates multiple data factors to identify accounts that exhibit signs of potential attrition.

•	Portfolio, Interchange and Pricing Management—This team is responsible for developing flexible, robust pricing programs for all sales channels and ensures pricing programs are implemented effectively and efficiently. Our ongoing management of interchange qualification programs helps our merchants achieve the best qualifications for interchange clearing and lower their overall expenses.

Our product management team is responsible for developing products that meet the business needs of our distribution partners and merchants as well as our strategic objectives. Our product team averages over 20 years of product development experience in the merchant acquiring industry across five senior level product directors.

Our shared services division is a core focus of our differentiated approach to integrated payment solutions. We strive to provide efficient, comprehensive and cross-trained support functions to deliver a seamless end-to-end experience for our distribution partners and merchants, thus enabling them to focus on their core business strengths.

Our Acquisition History

We have an established history of successfully executing and integrating strategic acquisitions that have enhanced and deepened our presence in key industry sectors. We have successfully and effectively integrated each acquisition and, through these combinations, have realized economies of scale while positioning our business in distribution channels that access attractive sectors of the SMB merchant market.

Key strategic acquisitions that we have completed include:

Company Acquired	Date	Strategic Importance of Target Business
PulseCard, Inc.	December 2001	Leader in health services payments solutions
DPI Holdings, Inc.	February 2002	Provider of ecommerce and card-not-present processing solutions
BA Merchant Services, Inc.	September 2002	Division of Bank of America providing payments services to agent banks
Payment Resources International	March 2004	Added a payments gateway and a direct sales force into key market verticals
Fifth Third Bank Processing Solutions’ Third Party Sales Merchant Division	April 2004 and September 2004	Offered complementary independent sales services division and additional bank partner channel; almost doubled the processing volume of the company
Solveras, Inc.	August 2011	Leader in providing payments services to large merchant associations
Montrenes Financial Services, Inc.	October 2011	Strategic entry into larger mid-market direct sales channels

Our Competition

We compete with a variety of merchant acquirers that have different business models, go-to-market strategies and technical capabilities. We believe the most significant competitive factors in our markets are: (1) trust (including a strong reputation for quality service and trusted distribution partners); (2) convenience (such as speed in approving applications, merchant boarding and dispute resolution); (3) service (including product functionality, value-added solutions and strong customer support); and (4) economics (including fees charged to merchants and residuals and incentives offered to distribution partners). Our competitors range from large and well established companies to smaller, earlier-stage businesses. See “—Industry Background—Overview of the Merchant Acquiring Industry.”

Government Regulation

We operate in an increasingly complex legal and regulatory environment. Our business and the products and services that we offer are subject to a variety of federal, state and local laws and regulations and the rules and standards of the payment networks that we utilize to provide our electronic payment services, as more fully described below.

Dodd-Frank Act

The Dodd-Frank Act and the related rules and regulations have resulted in significant changes to the regulation of the financial services industry. Changes impacting the electronic payments industry include providing merchants with the ability to set minimum dollar amounts for the acceptance of credit cards and to offer discounts or incentives to entice consumers to pay with cash, checks, debit cards or credit cards, as the merchant prefers. New rules also contain certain prohibitions on payment network exclusivity and merchant routing restrictions. Additionally, the Durbin Amendment to the Dodd-Frank Act provides that the interchange fees that certain issuers charge merchants for debit transactions will be regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for issuers with assets of $10 billion or greater.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the “CFPB”), which has assumed responsibility for most federal consumer protection laws, and the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company, such as us, should be supervised by the Board of Governors of the Federal Reserve System because it is systemically important to the U.S. financial system. Any new rules or regulations implemented by the CFPB or the Financial Stability Oversight Council or in connection with Dodd-Frank Act that are applicable to us, or any changes that are adverse to us resulting from litigation brought by third parties challenging such rules and regulations, could increase our cost of doing business or limit permissible activities.

Privacy and Information Security Regulations

We provide services that may be subject to privacy laws and regulations of a variety of jurisdictions. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. These laws and regulations restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information. These laws also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Our business may also be subject to the Fair Credit Reporting Act, which regulates the use and reporting of consumer credit information and also imposes disclosure requirements on entities who take adverse action based on information obtained from credit reporting agencies. In addition, there are state laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and consumer reporting agencies and businesses and governmental agencies that own data.

Anti-Money Laundering and Counter-Terrorism Regulation

Our business is subject to U.S. federal anti-money laundering laws and regulations, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, which we refer to collectively as the “BSA.” The BSA, among other things, requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. We are also subject to certain economic and trade sanctions programs that are administered by the Treasury Department’s Office of Foreign Assets Control, or OFAC, that prohibit or restrict transactions to or from or dealings with specified countries, their governments and, in certain circumstances, their nationals, narcotics traffickers and terrorists or terrorist organizations. Similar anti-money laundering, counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified on lists maintained by organizations similar to OFAC in several other countries and which may impose specific data retention obligations or prohibitions on intermediaries in the payment process. We have developed and continue to enhance compliance programs and policies to monitor and address related legal and regulatory requirements and developments.

Unfair or Deceptive Acts or Practices

We and many of our merchants are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices, or UDAP. In addition, the UDAP and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our merchants, and in some cases may subject us, as the merchant’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the merchant through our services. Various federal and state regulatory enforcement agencies including the Federal Trade Commission and the states attorneys general have authority to take action against non-banks that engage in UDAP or violate other laws, rules and regulations and to the extent we are processing payments or providing services for a merchant that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may impact our business.

Stored Value Services

Stored value cards, store gift cards and electronic gift certificates are subject to various federal and state laws and regulations, which may include laws and regulations related to consumer and data protection, licensing, consumer disclosures, escheat, anti-money laundering, banking, trade practices and competition and wage and employment. The merchants who utilize our gift card processing products and services may be subject to these laws and regulations. In the future, if we seek to expand our stored value card products and services, or as a result of regulatory changes, we may be subject to additional regulation and may be required to obtain additional licenses and registrations which we may not be able to obtain.

The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “Card Act”) created new requirements applicable to general-use prepaid gift cards, store gift cards and electronic gift certificates. The Card Act, along with the Federal Reserve’s amended Regulation E, created new requirements with respect to these cards and electronic certificates. Prepaid services may also be subject to the rules and regulations of Visa, MasterCard, Discover and American Express and other payment networks with which our customers and the card issuers do business. The merchants who utilize our gift card processing products and services are responsible for compliance with all applicable rules and requirements relating to their gift product program.

Additionally, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, issued a final rule in July 2011 regarding the applicability of the Bank Secrecy Act’s regulations to “prepaid access” products and services. This rulemaking clarifies the anti-money laundering obligations for entities engaged in the provision and sale of prepaid services, such as prepaid gift cards. We are not registered with FinCEN based on our determination that our current products and services do not constitute a “prepaid program” as defined in the Bank Secrecy Act and we are not a “provider” of prepaid access. We may in the future need to register with FinCEN as a “money services business-provider of prepaid access” in accordance with the rule based on changes to our products or services.

Other Regulation

We are subject to U.S. federal and state unclaimed or abandoned property (escheat) laws which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time such as account balances that are due to a distribution partner or merchant following discontinuation of its relationship with us. The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements.

Payment Network Rules and Standards

Payment networks establish their own rules and standards that allocate responsibilities among the payment networks and their participants. These rules and standards, including the PCI DSS, govern a variety of areas including how consumers and merchants may use their cards, data security and allocation of liability for certain acts or omissions including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine and penalize and/or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

An example of a recent standard is EMV, which is mandated by Visa, MasterCard, American Express and Discover to be supported by payment processors by April 2013 and by merchants by October 2015. This mandate sets new requirements and technical standards, including requiring IPOS systems to be capable of accepting the more secure “chip” cards that utilize the EMV standard and setting new rules for data handling and security. Processors and merchants that do not comply with the mandate or do not use systems that are EMV compliant risk fines and liability for fraud-related losses. We have invested significant resources to ensure our systems’ compliance with the mandate, and will invest significant resources to assist our merchants in becoming compliant by the applicable deadlines.

To provide our electronic payments services, we must be registered either indirectly or directly as service providers with the payment networks that we utilize. Because we are not a bank, we are not eligible for membership in certain payment networks, including Visa and MasterCard, and are therefore unable to directly access these networks. The operating regulations of certain payment networks, including Visa and MasterCard, require us to be sponsored by a member bank as a service provider. We are registered with certain payment networks, including Visa and MasterCard, through Wells Fargo and Synovus Bank, and expect to be registered through Deutsche Bank by the end of 2014. The agreements with our bank sponsors give them substantial discretion in approving certain aspects of our business practices including our solicitation, application and qualification procedures for merchants and the terms of our agreements with merchants. We are registered directly as service providers with Discover, American Express and certain other networks.

In December 2013, the U.S. District Court for the Eastern District of New York issued a final order approving a definitive class settlement agreement resolving the plaintiffs’ claims in a merchant class multi-district interchange litigation against Visa, MasterCard and the named member banks. Among other terms, the settlement agreement provides for the modification of Visa’s and MasterCard’s rules to allow merchants to impose a surcharge on credit card transactions at the POS under certain conditions, to accept Visa or MasterCard credit or debit cards at some but not all of a merchant’s stores and to offer discounts to customers who make payments through methods that carry lower fees than Visa or MasterCard credit or debit cards. This provision or other provisions in the final settlement agreement, which has been appealed by certain plaintiffs, could ultimately result in decreased use of credit cards, demands for lower fees for our services or have other adverse impacts that are not readily known and that we may not know for some time.

The foregoing is not an exhaustive list of the laws and regulations to which we are subject and the regulatory framework governing our business is changing continuously. See “Risk Factors—Risks Related to Our Business.”

Our Intellectual Property

Our integrated platform and many of our products and services are based on propriety software and related payment systems solutions. We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as employee and third-party non-disclosure, confidentially, and contractual arrangements to establish, maintain, and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties who are integrated into some of our solutions.

As of March 31, 2014, we had one patent pending which relates to one of our product offerings, TransGuard. We also had 26 active trademarks and three additional pending trademarks. We owned two registered copyrights including The Credit Processing System 2000 and Payment Management System. We also owned a number of domain names including www.transfirst.com.

Our Employees

As of June 30, 2014, TransFirst had 1,018 employees, consisting of 312 operations employees, 111 IT employees, 484 sales employees, and 111 general and administrative employees. None of our employees are represented by a labor union and we have experienced no work stoppages. We consider our employee relations to be good.

Our Facilities

We maintain several offices across the United States, all of which we lease. We believe this geographic diversity allows us a competitive advantage by having a presence in many markets.

Our office locations include:

•	Corporate headquarters in Hauppauge, New York with approximately 18,000 leased square feet

•	Executive office in Dallas, Texas with approximately 6,300 leased square feet

•	Operational headquarters in Broomfield, Colorado with approximately 92,500 leased square feet

•	Telesales office in Aurora, Colorado with approximately 23,000 leased square feet

•	Telesales office in Cypress, California with approximately 31,800 leased square feet

•	Telesales office in Franklin, Tennessee with approximately 9,300 leased square feet

We also operate data centers in co-location facilities provided by third parties in Aurora, Colorado and Irvine, California. We manage our own primary data center facility in Broomfield, Colorado. The lease for the Broomfield facility expires in November 2021.

We believe our existing facilities are adequate to support our existing operations and, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in various litigation matters arising in the ordinary course of our business. None of these matters, individually or in the aggregate, currently is material to us.

MANAGEMENT

Our Executive Officers and Directors

Below is a list of the names, ages as of date of this prospectus, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position	Director/Officer Since
John Shlonsky	48	President and Chief Executive Officer, Director	2006
Mark Travis	56	Senior Vice President and Chief Financial Officer	2001
Andrew Rueff	45	Chief Administrative Officer, Senior Vice President, Corporate Development and Secretary	2000
Stephen Cadden	52	Chief Operating Officer	2007
Craig Page	57	Chief Information Officer	2013
Brian Seims	59	Senior Vice President, Portfolio Management and Corporate Sales, Chief of Staff	2010
Nancy Disman	44	Senior Vice President, Investor Relations	2014
Anthony J. de Nicola	50	Director, Non-Executive Chairman	2007
Ryan Harper	33	Director	2012
Kenneth Jensen	70	Director	2009
Eric J. Lee	42	Director	2007

John Shlonsky, President and Chief Executive Officer, Director

John Shlonsky has served as Chief Executive Officer of TransFirst since 2007 and President since 2006. Prior to being appointed Chief Executive Officer, he was our Chief Operating Officer, a position he held since joining the Company in 2006. Before joining TransFirst, Mr. Shlonsky held various positions at First Data Corporation from 1995 to 2006, including President of the merchant services division from 2004 to 2006. Before joining First Data, Mr. Shlonsky served in financial management roles within Smith Barney, Chadbourne & Parke and Grumman Data Systems. Mr. Shlonsky earned his B.A. degree in Finance from Arizona State University. Because of Mr. Shlonsky’s extensive experience in the merchant acquiring industry, we believe he is qualified to serve on the Board.

Mark Travis, Senior Vice President and Chief Financial Officer

Mark Travis has served as Senior Vice President and Chief Financial Officer of TransFirst since joining the Company in October 2001. Prior to joining TransFirst, he was part of the Chief Financial Officer group of Electronic Data Systems (“EDS”) for more than 18 years. At EDS, he served in a number of senior financial roles, including Assistant Corporate Controller and Senior Financial Officer for EDS’s business in Asia Pacific. Mr. Travis completed his C.M.A. certification in 1991 and holds a B.A. degree in Business Administration from the University of Texas at Austin and a Masters degree in Finance from the University of North Texas.

Andrew Rueff, Chief Administrative Officer, Senior Vice President, Corporate Development and Secretary

Andrew Rueff has served as Chief Administrative Officer since 2012, Secretary since 2007, and Senior Vice President for Corporate Development since joining TransFirst in 2000. In this role, he is primarily responsible for corporate development, compliance, human resources and legal affairs. Prior to joining TransFirst, he served as Vice President of Mergers and Acquisitions for Atlanta-based transaction processing company Elavon, Inc. (formerly known as NOVA). Mr. Rueff holds a J.D. degree from the Cumberland School of Law at Sanford University, as well as a B.A. degree in Accounting and Finance and an M.B.A. degree from the University of Tennessee.

Stephen Cadden, Chief Operating Officer

Stephen Cadden has served as Chief Operating Officer of TransFirst since November 2008. Prior to that, he was Senior Vice President for Project Management (from April 2008 to November 2008) and Vice President for Telesales, Cross Sales and Retention for TransFirst (from November 2007 to March 2008). Prior to joining TransFirst, Mr. Cadden worked for First Data Corporation’s merchant services division from 2002 through 2007 as Vice President and Chief Operating Officer of Sales. Mr. Cadden earned a B.S. degree in Finance from Virginia Tech University.

Craig Page, Chief Information Officer

Craig Page joined TransFirst as Chief Information Officer in November 2013 and prior to that, from April 2013 to October 2013, he served as our interim Chief Information Officer on a contract basis. Prior to joining TransFirst, he was the owner and Managing Director of A.C. Page Consulting Group, L.L.C. from September 2008 through October 2013. In this capacity, he consulted in the technology and credit card and merchant processing space. He served as Chief Operating Officer and Chief Technology Officer of The MeNetwork, a mobile marketing and mobile search provider, which he co-founded, from June 2010 to March 2013. From October 1994 to September 2008, Mr. Page served as a key leader in the technology groups at First Data Corporation, ending his career at First Data as Managing Director. Mr. Page holds a B.A. degree in Religion and Philosophy with a minor in Business Administration from Friends University. Mr. Page currently serves as a member of the board of directors of Spindle, Inc., a public company.

Brian Seims, Senior Vice President, Portfolio Management and Corporate Sales, Chief of Staff

Brian Seims has served as the Senior Vice President, Portfolio Management and Corporate Sales at TransFirst since March 2010 and as Chief of Staff since April 2014. Prior to joining TransFirst, Mr. Seims was a Senior Vice President at First Data Corporation from January 2004 to March 2010, where he was responsible for the revenue sharing alliances with major financial institutions. Mr. Seims holds a B.S. degree in Accounting from Long Island University’s C.W. Post College and an M.B.A. degree from Adelphi University.

Nancy Disman, Senior Vice President, Investor Relations

Nancy Disman joined TransFirst as Senior Vice President, Investor Relations in June 2014. Before joining TransFirst, Ms. Disman was the Chief Financial Officer and Chief Operating Officer of Cynergy Data Corporation from 2011 to 2013, and during 2010 she consulted for Cynergy Data Corporation and other clients across the payments industry. Prior to that, she spent 11 years at First Data Corporation from 1998 to 2009 in various leadership roles most notably as Chief Operating Officer of the retail & alliance services division and Chief Financial Officer of the commercial services division. Ms. Disman started her career with Ernst & Young LLP and is a certified public accountant. Ms. Disman holds a B.A. degree in Business Administration from the University at Albany.

Anthony J. de Nicola, Director, Non-Executive Chairman

Anthony J. de Nicola has served as Director and Non-Executive Chairman of the Board since June 2007. Mr. de Nicola currently serves as a General Partner and Co-President of WCAS, having joined the firm in 1994. Prior to joining WCAS, he worked for four years in the private equity group at William Blair & Company. Previously, Mr. de Nicola worked at Goldman Sachs & Co. in the mergers and acquisitions department. He graduated from DePauw University with a B.A. degree in Economics and received an M.B.A. from Harvard Business School. During the past five years, Mr. de Nicola has served as a director of Centennial Communications Corp. Because of his affiliation with WCAS, his business and leadership experience and his experience serving on public company boards, we believe Mr. de Nicola is qualified to serve on the Board.

Ryan Harper, Director

Ryan Harper has served as Director since May 2012. Mr. Harper currently serves as a Principal of WCAS having joined the firm in September 2010. Prior to joining WCAS, Mr. Harper worked at Summit Partners, a growth equity investment firm, as Vice President from July 2009 until August 2010. From February 2005 until June 2007, Mr. Harper was an Associate at Diamond Castle Holdings, a private equity investment firm. Mr. Harper holds a B.B.A. degree in Finance and Accounting from the University of Texas at Austin and an M.B.A. degree from Harvard Business School. Because of Mr. Harper’s affiliation with WCAS and his knowledge of corporation finance, we believe Mr. Harper is qualified to serve on the Board.

Kenneth Jensen, Director

Kenneth Jensen has served as a Director since October 2009. Mr. Jensen currently serves as a consultant to WCAS, having joined the firm in 2006. Mr. Jensen has also served as a business consultant and strategic advisor for a number of companies since July 2006. Mr. Jensen served as Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc., a public company engaged in data processing outsourcing, from July 1984 to June 2006. Mr. Jensen was a director of Fiserv from 1984 until 2007, and has been a director of Alliance Data Systems Corporation since February 2001. Mr. Jensen holds an A.B. degree from Princeton University in Economics, an M.B.A. degree from the University of Chicago in Accounting, Economics and Finance and a Ph.D. from the University of Chicago in Accounting, Economics and Finance. Because of Mr. Jensen’s affiliation with WCAS and extensive leadership experience at a public company in an industry similar to merchant acquiring, we believe Mr. Jensen is qualified to serve on the Board.

Eric J. Lee, Director

Eric J. Lee has served as Director since June 2007. Mr. Lee currently serves as a General Partner at WCAS, having joined the firm in 1999. Before joining WCAS, he worked at Goldman, Sachs & Co. in the mergers & acquisitions and high technology investment banking groups. Mr. Lee earned his B.A. degree in Medical Anthropology from Harvard University. Because of his affiliation with WCAS and business experience, we believe Mr. Lee is qualified to serve on the Board.

Board Composition and Director Independence

Our business and affairs are managed under the direction of the Board. Following completion of this offering, the Board will be composed of             directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the Board. Our certificate of incorporation will also provide that the Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will serve until the second annual meeting of stockholders following the completion of this offering and our Class III directors will serve until the third annual meeting of stockholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least     % of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class.

The listing standards of             require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

The Board has determined that             are independent directors. In making this determination, the Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that the Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Exemption

After completion of this offering, WCAS will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the             corporate governance standards. Under             rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain             corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation Committee and Nominating and Corporate Governance Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the             corporate governance requirements.

Board Committees

Upon the completion of this offering, the Board will have three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee.

Audit Committee

Following this offering, our Audit Committee will be composed of             ,             and             , with serving as chairman of the committee. We intend to comply with the audit committee requirements of the SEC and             , which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, the Board will determine that             meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of             . The Board has determined that             is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of             . The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation Committee

Following this offering, our Compensation Committee will be composed of             ,             and             , with serving as chairman of the committee. The Compensation Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of ;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the Board with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and Corporate Governance Committee

Following this offering, our Nominating and Corporate Governance Committee will be composed of             , and             , with             serving as chairman of the committee. The Nominating and Corporate Governance Committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the Board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating the Board candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the Board;

•	recommending to the Board the persons to be nominated for election as directors and to each of the Board’s committees;

•	developing and recommending to the Board a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the Board practices and policies with respect to directors;

•	reviewing and recommending to the Board the functions, duties and compositions of the committees of the Board;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the Board for approval;

•	consider and report to the Board any questions of possible conflicts of interest of the Board members;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the Board and management.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee. For a description of transactions between us and members of our Compensation Committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

Compensation discussion and analysis

This compensation discussion and analysis section is intended to provide information about our 2013 compensation objectives and programs for our named executive officers, as well as to provide context for the information included in the tables that follow this discussion. For 2013, our named executive officers, or NEOs, were John Shlonsky, Mark Travis, Andrew Rueff, Stephen Cadden and Craig Page. The compensation committee of our Board (the “Compensation Committee”) determines the compensation of all of our executive officers, including our NEOs.

Principal Objectives of Our Compensation Program

The principal objectives of our executive compensation program are to recruit, retain and reward a highly-qualified and effective management team to help drive our success. Our program also seeks to align the interests of our stockholders with those of our executive team by providing our executive officers, including our NEOs, with both short- and long-term compensation that is based on our financial performance. This approach to compensation reinforces our “pay for performance” philosophy and helps us to achieve a sustainable competitive advantage by rewarding our executives for meeting and exceeding business deliverables.

Decision-making Responsibility

Role of Compensation Committee. The Compensation Committee is responsible for overseeing our executive compensation program and establishing the compensation of our executive officers, including our NEOs. The Compensation Committee currently consists of two members, Eric Lee and Anthony de Nicola, each of whom is affiliated with WCAS. The advice and recommendations of members of our management team, including our Chief Executive Officer, or CEO, are taken into account by the Compensation Committee when it makes compensation decisions. However, all final decisions on the compensation of our NEOs are made solely by the Compensation Committee. The Compensation Committee, as designated by our Board, also serves as the administrator of our equity incentive plan.

Role of Compensation Consultants. Our Compensation Committee did not engage the services of an independent compensation consultant during 2013.

Compensation Setting Process

Our management team, together with our human resources professionals, reviews and evaluates the performance of our managers and senior executives, other than themselves, and makes recommendations to the Compensation Committee for the cash and equity-based compensation for these individuals. Our CEO makes recommendations to, and consults with the Compensation Committee with respect to, the compensation of each management team member that reports directly to him, including each of the NEOs. The Compensation Committee typically meets in March of each year to review these recommendations and determine annual base salary adjustments, annual cash incentive awards, if any, and equity-based compensation, if any, for our senior executives, including the NEOs. The Compensation Committee also meets with the CEO to discuss his annual base salary adjustments, annual cash incentive awards, if any, and equity-based compensation, if any, and approves any changes to the CEO’s compensation. In addition, the Compensation Committee may meet at various times during the year to consider compensation adjustments prompted by organizational changes, including new hires or terminations, or other factors.

Our human resources information system contains market data gathered from external sources to assist us in determining salaries for various positions at TransFirst, and we have also looked to other portfolio companies controlled by WCAS to develop an understanding of comparables. However, we did not undertake formal compensation benchmarking during 2013.

Elements of Compensation

Annual Base Salary

We pay our NEOs an annual salary as the fixed component of their compensation. Our Compensation Committee seeks to maintain executive salaries at a competitive level while reserving a material portion of total compensation for other elements that help promote our pay for performance approach to pay and benefits. Generally, our Compensation Committee reviews base salaries on an annual basis and has increased the base salaries of our NEOs by an average of 2% to 4% per year since the time we were acquired by WCAS. For 2013, the base salary of Mr. Shlonsky was increased by 3%, the base salaries of Messrs. Travis and Rueff were each increased by 2.8% and the base salary of Mr. Cadden was increased by 3%. Mr. Page became our full-time employee in 2013 and therefore did not receive a salary increase.

Annual Cash Bonus Plan

Our annual bonus program (the “Cash Bonus Plan”) is designed to encourage our managers and senior executives to promote achievement of our corporate performance objectives. Under the program, each participant, including the NEOs, is eligible to receive a bonus amount based on a prescribed percentage of base salary, with possible payouts ranging from 0% to 100% of base salary. Payouts in excess of 100% of base salary may be awarded in the discretion of the Compensation Committee. For 2013, the target annual bonus for our NEOs was determined in consideration of the factors described below. Twenty-five percent (25%) of the target was based on individual performance measured against the goals established during the 2012 performance review, as determined by the CEO and our Compensation Committee, in the case of the NEOs that directly report to Mr. Shlonsky. The Compensation Committee and our CEO jointly established the goals that made up the individual performance portion of Mr. Shlonsky’s bonus. The remaining seventy-five percent (75%) of the bonus target was set at a level equal to the Adjusted EBITDA target that resulted from our overall corporate budgeting process, which was $115.9 million in 2013. The Adjusted EBITDA target was revised downward from $118.5 million by our Board in July 2013. We believe that Adjusted EBITDA is an appropriate measure of financial performance for our business.

Our NEOs began to earn a portion of the Adjusted EBITDA component of the annual bonus when Adjusted EBITDA reached $108.1 million. Actual Adjusted EBITDA for 2013 was $114 million.

In addition to determining achievement against these prescribed measures of performance, our Compensation Committee reserves the right to make individualized adjustments to awards under our Cash Bonus Plan and exercised this discretion in determining 2013 bonus awards.

The table below shows the 2013 target annual bonus for each NEO and the actual bonus paid, based on our financial performance results, the individual performance of our NEOs, and adjustments by our Compensation Committee.

Name	Target as a Percentage of Base Salary	Target Amount	Actual Amount
John Shlonsky	100%	$452,564	$259,050
Mark Travis	100%	$299,975	$169,985
Andrew Rueff	100%	$299,975	$179,985
Stephen Cadden	100%	$261,437	$261,437
Craig Page	100%	$50,000	$37,000

Equity Incentive Plans

In connection with the Merger, we adopted an equity incentive plan (the “2007 Plan”) pursuant to which we granted options and restricted stock awards that were subject to various time and performance-based vesting conditions. Effective November 8, 2011, we adopted an amended and restated equity plan (the “2011 Equity Plan”) under which we amended and restated options and restricted stock awards issued under the 2007 Plan such that the terms and conditions of the existing awards would be subject to the 2011 Equity Plan. The amendment and restatement of outstanding awards under the 2007 Plan resulted in certain changes to these awards, including subjecting outstanding and unvested restricted stock and performance-based option awards to revised performance-based vesting criteria based on Adjusted EBITDA, net recurring revenue and gross margin targets. In connection with a change in control (as defined below under “–Effect of Change in Control on Stock Options and Restricted Stock”) of TransFirst, performance-based options and restricted stock awards, to the extent unvested, may vest in full if WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold. In addition, outstanding and unvested options subject to time-based vesting continued to vest in accordance with their existing schedule under the 2011 Equity Plan and may also vest in connection with a change in control of TransFirst.

Stock options granted to our NEOs under the 2011 Equity Plan are subject to time and performance-based vesting conditions. Our time-based options generally vest as to 25% of the shares subject to the award over a four-year period, subject to accelerated vesting in connection with a change in control of TransFirst. Performance-based options generally are eligible to vest each year over a three-year period if certain Adjusted EBITDA, net recurring revenue and gross margin targets are achieved in each year of the vesting period. Performance-based options that do not vest with respect to a specific year of the vesting cycle are ineligible to vest with respect to our performance in a subsequent year. However, in connection with a change in control of TransFirst, unvested performance-based options may vest in full if WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.

Restricted stock awards held by our NEOs are subject to performance-based vesting conditions and are generally eligible to vest each year over a three-year period based on our achievement of certain Adjusted EBITDA, net recurring revenue and gross margin targets in each year of the vesting period. (Mr. Cadden also holds outstanding performance-based restricted stock awards that may only vest in connection with a change in control of TransFirst in which WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.) Performance-based restricted stock awards that do not vest with respect to a specific year of the vesting cycle are ineligible to vest with respect to our performance in a subsequent year. However, in connection with a change in control of TransFirst, unvested performance-based restricted stock awards may vest in full if WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.

Certain of our performance-based options and restricted stock awards were eligible to vest if, for 2013, we achieved an Adjusted EBITDA target of $115.2 million, a net recurring revenue target of $22.93 million or a gross margin target of $239.4 million. The Compensation Committee determined that these performance targets were satisfied at a level such that 50% of awards eligible to vest in 2013 became vested. Accordingly, our NEOs became vested in 2013 in the following amounts of their outstanding performance-based options and restricted stock awards: Mr. Shlonsky, 102,756 shares of restricted stock and 4,000 performance-based options; Mr. Travis, 35,965 shares of restricted stock and 2,000 performance-based options; Mr. Rueff, 35,965 shares of restricted stock and 2,000 performance-based options; and Mr. Cadden, 9,200 shares of restricted stock and 6,961 performance-based options. Mr. Page was not eligible to vest in any performance-based options in 2013.

The size of individual grants awarded to our executives, including our NEOs, is determined by our Compensation Committee based on each executive’s expected future contributions to our business. Messrs. Shlonsky, Travis and Rueff last received equity grants in 2011 and Messrs. Cadden and Page received grants in 2013. Mr. Cadden has received a series of equity grants, the first of which was issued in 2008 in connection with his promotion to the position of Chief Operating Officer. The subsequent awards issued to Mr. Cadden were intended to align his equity-based compensation more closely with that of our other executive officers.

Severance and Change in Control Arrangements

Messrs. Shlonsky, Travis and Rueff are afforded severance protection through their employment agreements, while Messrs. Cadden and Page would be eligible for severance under our severance pay policy. These severance protections are described in more detail below under “Potential Payments Upon Termination or Change in Control.”

Other Benefits and Perquisites

The benefit programs in which our NEOs participate are generally the same benefits as are provided to all other eligible employees and include medical, dental, vision, group life, short- and long-term disability and accidental death and dismemberment insurance. All of our NEOs also participate in our tax-qualified 401(k) retirement plan, a broad-based, defined contribution retirement plan in which all of our employees who meet certain age and service requirements are eligible to participate. Under our retirement plan, we may make discretionary matching contributions equal to 50% of each employee’s deferrals under the plan, up to 6% of an employee’s eligible compensation. Employees vest in employer matching contributions 50% after two years of service, 75% after three years of service and 100% after four years of service. The annual value of the contributions to our retirement plan for 2013 for each NEO is reflected in the “All Other Compensation” column of the Summary Compensation Table below. We do not maintain a defined benefit pension plan or supplemental executive retirement plan.

During 2013, we also provided our NEOs with limited perquisites in the form of a technology allowance and Messrs. Shlonsky, Travis and Rueff all received payment by us of their medical, dental and vision benefit premiums. Mr. Page received payments for consulting services provided to us prior to his becoming a full-time employee in November 2013 as well as our payment of certain relocation expenses. The annual value of these benefits for each of our NEOs for 2013 is set forth in the “All Other Compensation” column of the Summary Compensation Table below. Our Compensation Committee believes that the cost of providing these perquisites is reasonable as part of the executive’s total compensation.

Clawback Policy

We do not currently have a formal policy that provides us with the right to recover amounts paid on the basis of financial results that are subsequently restated. Under the provisions of the Sarbanes-Oxley Act, the chief executive officer and chief financial officer of a public company may be required to forfeit certain equity- or incentive-based compensation in the event of an accounting restatement due to the material noncompliance of the issuer, as a result of misconduct, with one or more reporting requirements under the securities laws. In the future, as a public company, we would also be subject to any rules promulgated under Section 10D of the Securities Exchange Act of 1934, as amended, requiring the recovery of certain incentive-based compensation following an accounting restatement.

Compensation Risk Management

Our Compensation Committee is in the process of reviewing our compensation policies and practices, but we do not believe that these policies and practices create risks that are reasonably likely to have a material adverse effect on us.

Tax Treatment

Because our common stock has not previously been publicly traded, executive compensation paid during 2013 was not subject to the provisions of Section 162(m) of the Internal Revenue Code, which limits to $1 million the deductibility of compensation paid to any of certain named executive officers of a public company, with exceptions for qualifying performance-based compensation and certain other exceptions, including limited post-initial public offering transition relief. Following this offering, at such time as we become subject to the deduction limitation under Section 162(m) of the Internal Revenue Code, we expect that the Compensation Committee will consider the impact of Section 162(m) of the Internal Revenue Code when structuring our executive compensation arrangements with our NEOs. However, the Compensation Committee will retain flexibility to approve compensation arrangements that in its view promote the objectives of our compensation program but that may not qualify for full or partial tax deductibility.

2013 Summary Compensation Table

The following table sets forth the compensation paid to, received by, or earned during 2013 by the named executive officers:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)(3)	Total ($)
John Shlonsky, President and Chief Executive Officer	2013	$450,030	$—	$—		$259,050	$21,402	$730,482
Mark Travis, Senior Vice President and Chief Financial Officer	2013	$298,403	$—	$—		$169,985	$20,691	$489,079
Andrew Rueff, Senior Vice President and Chief Administrative Officer	2013	$298,403	$—	$—		$179,985	$12,369	$490,757
Stephen Cadden, Senior Vice President and Chief Operating Officer	2013	$259,973	$—	$—	(4)	$261,437	$9,150	$530,560
Craig Page, Chief Information Officer	2013	$46,154	$—	$88,220	(5)	$37,000	$425,894	$597,268

(1)	Represents the aggregate grant date fair value of equity awards granted during 2013 in accordance with FASB ASC Topic 718 for stock-based compensation. The assumptions used in determining the fair values are disclosed in Note 7 to our consolidated financial statements that appear elsewhere in this prospectus.

(2)	Represents the NEOs’ earned cash incentive payout as discussed in “Annual Cash Bonus Plan” above.

(3)	Included in “All Other Compensation” for 2013 were the following items:

Name	401(k) Plan Company Match (i)	Technology Allowance (ii)	Health Care Premiums (iii)	Other (iv)	Total
John Shlonsky	$4,500	$3,600	$13,302	$—	$21,402
Mark Travis	$7,350	$1,800	$11,541	$—	$20,691
Andrew Rueff	$2,984	$2,700	$6,685	$—	$12,369
Steven Cadden	$7,350	$1,800	$—	$—	$9,150
Craig Page	$5,856	$400	$—	$419,638	$425,894

(i)	Represents TransFirst discretionary matching contributions under our 401(k) Plan.

(ii)	Represents value of the annual technology allowance.

(iii)	Represents taxable value of our payment of the executive’s medical, dental and vision benefit premiums.

(iv)	Represents $260,483 paid to Mr. Page for consulting services provided to us prior to his becoming a full-time employee in November 2013 and $159,155 in relocation expenses paid by us.

(4)	Mr. Cadden received a performance-based option award in 2013 for 150,000 shares of our common stock as to which no compensation expense was required to be recorded in our 2013 financial statements. See footnote 4 to the 2013 Grants of Plan-Based Awards Table for the value of the award assuming the performance conditions were achieved at their highest level.

(5)	$88,220 represents the aggregate grant date fair value of the time-based option award for 110,000 shares of our common stock received by Mr. Page in 2013. Mr. Page also received a performance-based option award in 2013 for 165,000 shares of our common stock as to which no compensation expense was required to be recorded in our 2013 financial statements. See footnote 5 to the 2013 Grants of Plan-Based Awards Table for the value of the award assuming the performance conditions were achieved at their highest level.

2013 Grants of Plan-Based Awards Table

The following table sets forth, for each of the NEOs, the plan-based awards granted during 2013.

	Grant Date	Estimate Future Payouts Under Non-Equity Incentive Plan Awards (1),(2)	Estimate Future Payouts Under Equity Incentive Plan Awards		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards (3)
		Target	Target
John Shlonsky	—	$452,564	—		—			—		—
Mark Travis	—	$299,975	—		—			—		—
Andrew Rueff	—	$299,975	—		—			—		—
Stephen Cadden	— 10/1/2013	$261,437 —	— 150,000	(4)	— —		$	— 3.12		— —
Craig Page	— 10/1/2013 10/1/2013	$50,000 — —	— — 165,000	(5)	— 110,000 —	(6)	$ $	— 3.12 3.12	$	— 88,220 —

(1)	Represents the annual cash bonus opportunities awarded under our Cash Bonus Plan, as described in more detail above under “Elements of Compensation—Annual Cash Bonus Plan.” The actual payouts to each of our NEOs under the Cash Bonus Plan for 2013 are reflected in the Summary Compensation Table above.

(2)	Under our Cash Bonus Plan, our NEOs first began to earn a portion of the Adjusted EBITDA component of the annual bonus when Adjusted EBITDA reached $108.1 million. The Adjusted EBITDA target for 2013 was $115.9 million.

(3)	Represents the aggregate grant date fair value of equity awards granted during 2013 in accordance with FASB ASC Topic 718 for stock-based compensation. The assumptions used in determining the fair values are disclosed in Note 7 to our consolidated financial statements that appear elsewhere in this prospectus.

(4)	Represents the number of shares underlying the grant of performance-based options to Mr. Cadden that may vest in connection with a change in control of TransFirst in which WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold. Assuming achievement at the highest level of the performance-based vesting conditions applicable to the award, the grant date fair value of the equity award granted to Mr. Cadden would have been $120,300.

(5)	Represents the number of shares underlying the grant of performance-based options to Mr. Page that will be received if the Adjusted EBITDA, net recurring revenue, and gross margin targets are satisfied in full in each of 2014, 2015 and 2016. Assuming achievement at the highest level of the performance-based vesting conditions applicable to the award, the grant date fair value of the equity award granted to Mr. Page would have been $132,330.

(6)	Represents the number of time-based options received by Mr. Page in 2013, the vesting provisions of which are described below in the footnotes to the Outstanding Equity Awards at Fiscal Year-End table.

Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table

Employment Agreements

Employment Agreements with Messrs. Shlonsky, Travis and Rueff. We have entered into employment agreements with Messrs. Shlonsky, Travis and Rueff dated June 15, 2007, and subsequently amended as of January 1, 2009. The agreements do not contain a specified term. Pursuant to the terms of the agreements, Mr. Shlonsky is currently entitled to a base salary of $452,564 and Messrs. Travis and Rueff are each currently entitled to a base salary of $299,975. Each executive is also entitled to earn a cash bonus of up to 100% of base salary in accordance with the terms of our annual bonus programs. The agreements further entitle the executives to participate in our equity, welfare and retirement plans in accordance with their terms.

We have not entered into employment agreements with any of our other NEOs.

For a description of the payments and benefits to which our NEOs may be entitled in connection with a termination of employment, see “—Potential payments upon termination or change in control.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our NEOs as of December 31, 2013.

	Option Awards								Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options		Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: Number of unearned shares, or units or other rights that have not vested (#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
John Shlonsky	8,000 15,120	(1) (2)	8,000 —		— 8,880		1.62 1.62	11/8/2018 11/8/2018	— —		— —
	—		—		—		—	—	228,117	(3)	$711,728	(5)
Mark Travis	4,000 7,560	(1) (2)	4,000 —		— 4,440		1.62 1.62	11/8/2018 11/8/2018	— —		— —
	—		—		—		—	—	79,840	(3)	$249,104	(5)
Andrew Rueff	4,000 7,560	(1) (2)	4,000 —		— 4,440		1.62 1.62	11/8/2018 11/8/2018	— —		— —
	—		—		—		—	—	79,840	(3)	$249,104	(5)
Stephen Cadden	10,000 9,479	(6) (2)	— —		— 5,521		1.59 1.59	12/1/2015 12/1/2015	— —		— —
	—		—		12,500	(9)	1.59	12/1/2015	—		—
	4,515 6,235	(7) (2)	1,485 —		— 2,765		1.06 1.06	3/15/2017 3/15/2017	— —		— —
	—		—		3,750	(9)	1.06	3/15/2017	—		—
	8,000	(1)	8,000		—		1.62	11/8/2018	—		—
	15,120	(2)	—		8,880		1.62	11/8/2018	—		—
	953	(8)	469		—		1.62	11/8/2018	—		—
	—		—		31,250	(9)	1.62	11/8/2018	—		—
	—		—		13,750	(9)	1.62	11/8/2018	—		—
	—		—		150,000	(9)	3.12	10/1/2020	—		—
	—		—		—		—	—	20,425	(3)	$63,726	(5)
	—		—		—		—	—	18,750	(4)	$58,500	(5)
Craig Page	— —		110,000 —	(10)	— 165,000	(11)	3.12 3.12	10/1/2020 10/1/2020	— —		— —

(1)	These amounts reflect the time-based options granted to our NEOs in November 2011 under the 2011 Equity Plan, which vest as to 25% of the shares subject to the award on March 1, 2012 and each subsequent anniversary thereof, subject to the NEO’s continued employment with us through the applicable anniversary. To the extent unvested, these options may also vest in connection with a change in control of TransFirst. Messrs. Shlonsky’s, Travis’s, Rueff’s and Cadden’s time-based options became 50% vested on March 1, 2013.

(2)	These amounts reflect the performance-based options granted to our NEOs under the 2011 Equity Plan, the unearned portion of which vest as to a specified percentage of the shares subject to the award if certain of our Adjusted EBITDA, net recurring revenue and gross margin targets are achieved for each of 2011, 2012 and 2013, subject to the NEO’s continued employment with us through the applicable vesting date. To the extent unvested and still outstanding, these options may also vest in connection with a change in control of TransFirst in which WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.

(3)	These amounts reflect the number of unvested performance-based restricted stock awards granted to our NEOs under the 2011 Equity Plan, which vest as to a specified percentage of the shares subject to the award if certain of our Adjusted EBITDA, net recurring revenue and gross margin targets are achieved for each of 2011, 2012 and 2013, subject to the NEO’s continued employment with us through the applicable vesting date. To the extent unvested and still outstanding, these performance-based restricted stock awards may also vest in connection with a change in control of TransFirst in which WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.

(4)	These amounts reflect the number of unvested performance-based restricted stock awards granted to Mr. Cadden that may only vest in connection with a change in control of TransFirst in which WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.

(5)	Amounts were determined based on the $3.12 per share fair market value of our common stock approved by our Board in April 2013.

(6)	These amounts reflect time-based options granted to Mr. Cadden under the 2011 Equity Plan, which became fully vested on July 1, 2012.

(7)	These amounts reflect time-based options granted to Mr. Cadden under the 2011 Equity Plan, which were 75.5% vested on March 15, 2013 and which have subsequently vested as to 100% of the shares subject to the award on March 15, 2014.

(8)	These amounts reflect time-based options granted to Mr. Cadden under the 2011 Equity Plan, which vest as to 34% of the shares subject to the award on June 15, 2012 and 33% of the shares subject to the award on each subsequent anniversary thereof, subject to his continued employment with us through the applicable anniversary. To the extent unvested and still outstanding, these options may also vest in connection with a change in control of TransFirst.

(9)	These amounts reflect the number of unearned performance-based options granted to Mr. Cadden that may only vest in connection with a change in control of TransFirst in which WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.

(10)	These amounts reflect time-based options granted to Mr. Page under the 2011 Equity Plan, which vest as to 25% of the shares subject to the award on April 1, 2014 and each subsequent anniversary thereof, subject to his continued employment with us through the applicable anniversary. To the extent unvested and still outstanding, these options may also vest in connection with a change in control of TransFirst.

(11)	These amounts reflect the number of unearned performance-based options granted to Mr. Page under the 2011 Equity Plan, which vest as to a specified percentage of the shares subject to the award if certain of our Adjusted EBITDA, net recurring revenue and gross margin targets are achieved for each of 2014, 2015 and 2016, subject to his continued employment with us through the applicable vesting date. To the extent unvested and still outstanding, these options may also vest in connection with a change in control of TransFirst in which WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold.

Options Exercised and Stock Vested Table

The following table sets forth, for each of the NEOs, the number of shares of our common stock acquired upon the exercise of stock options and vesting of restricted stock during the fiscal year ended December 31, 2013, and the aggregate value realized upon the exercise or vesting of such awards. For purposes of the table, the value realized is based upon the fair market value of our common stock on the various exercise or vesting dates.

Name	Option Awards – Number of Shares Acquired on Exercise (#)	Option Awards – Value Realized on Exercise ($)	Stock Awards – Number of Shares Acquired on Vesting (#)		Stock Awards – Value Realized on Vesting ($)(1)
John Shlonsky	—	—	102,756	(2)	$320,599
Mark Travis	—	—	35,965	(2)	$112,211
Andrew Rueff	—	—	35,965	(2)	$112,211
Stephen Cadden	—	—	16,700	(3)	$52,104
Craig Page	—	—	—		—

(1)	The value received on vesting was determined based on the $3.12 per share fair market value of our common stock approved by our Board in April 2013.

(2)	Reflects the number of performance-based restricted stock awards that vested in 2013 as a result of the Compensation Committee’s determination that the applicable Adjusted EBITDA, net recurring revenue and gross margin targets were satisfied such that 50% of awards eligible to vest in 2013 became vested.

(3)	With respect to Mr. Cadden’s restricted stock awards that vested in 2013, 7,500 shares vested solely on the basis of satisfying a time-based vesting condition. The remaining 9,200 shares vested as a result of the Compensation Committee’s determination that the applicable Adjusted EBITDA, net recurring revenue and gross margin targets were satisfied such that 50% of awards eligible to vest in 2013 became vested.

Potential payments upon termination or change in control

Each of our NEOs is entitled to receive certain benefits upon a qualifying termination of employment, or a change in control of TransFirst, as described below.

Employment Agreements with Messrs. Shlonsky, Travis and Rueff

Under the terms of their employment agreements, in the event of termination of an executive’s employment for any reason, Messrs. Shlonsky, Travis and Rueff will each be entitled to receive any accrued but unpaid base salary and vacation time, vested benefits under our employee benefit plans and reimbursement for reasonable business expenses, each as would have been payable through the date of termination (the “Accrued Obligations”).

In addition to the Accrued Obligations, upon termination of an executive by us without “cause” or by the executive for “good reason,” the executive will be entitled to receive the following severance benefits, subject to the executive’s timely execution of a general release of claims:

Mr. Shlonsky will be entitled to receive (1) an amount equal to 24 months’ base salary upon a termination without cause (12 months’ base salary in the case of a termination for good reason) payable as salary continuation over the two-year period (one-year period in the case of a termination for good reason) following the effective date of an executed release of claims, (2) a pro-rated bonus based on the number of months that he worked in the year of termination and (3) for up to 12 months of any benefits continuation under COBRA, payment by us of the same portion of the benefits premiums that we paid while the executive was employed by us.

Each of Messrs. Travis and Rueff will be entitled to receive (1) an amount equal to 12 months’ base salary payable as salary continuation over the one-year period following the effective date of an executed release of claims, (2) a pro-rated bonus based on the number of months that the executive worked in the year of termination and (3) for up to 12 months of any benefits continuation under COBRA, our payment of the same portion of the benefits premiums that we paid while the executive was employed by us.

In the event that the employment of Messrs. Shlonsky, Travis or Rueff terminates as a result of the executive’s death, then the executive will be entitled to receive, in addition to the Accrued Obligations, an amount equal to 50% (100% in the case of Mr. Shlonsky) of the executive’s then-current base salary payable as salary continuation over the six-month period (one-year period in the case of Mr. Shlonsky) following the effective date of the release of claims. In the event that the employment of Messrs. Travis or Rueff is terminated by us as a result of the executive’s unsatisfactory performance (as defined in the employment agreements), then the executive will be entitled to receive, in addition to the Accrued Obligations, an amount equal to 50% of the executive’s then-current base salary payable as salary continuation over the six-month period following the effective date of the release of claims.

The agreements contain a non-competition covenant that prohibits each executive from competing against us for a period of one year (two years in the case of Mr. Shlonsky) following termination of employment. The agreements also contain non-solicitation provisions that prohibit the executive from actively soliciting our customers, executives or employees during the period of employment and for a period of one year (two years in the case of Mr. Shlonsky) following termination of employment. The executives are also subject to perpetual confidentiality and non-disclosure restrictions that protect our trade secrets and other confidential and proprietary information and developments.

Severance Pay Policy

Pursuant to our severance pay policy, Messrs. Cadden and Page would be eligible for up to nine months’ base salary payable as salary continuation in the event of a termination of employment without cause. The CEO has the discretion to authorize a lesser amount of severance, but Board approval would be required to offer more than nine months of severance to a terminated executive. In order to receive severance payments, the executive would be required to execute both a release of claims in our favor and a severance agreement that provides certain non-competition, non-solicitation, confidentiality and other restrictive covenants.

Effect of Change in Control on Stock Options and Restricted Stock

In connection with a change in control, which is defined in the award agreements held by our NEOs as either a sale or other disposition of all or substantially all of our properties or assets to a party unrelated to WCAS or a transaction in which a party other than WCAS becomes the beneficial owner of more than 40% of our voting securities, the time-based options held by our NEOs, to the extent unvested and still outstanding, may vest and the performance-based options and unvested restricted stock held by our NEOs may vest if WCAS achieves an internal rate of return on its investment in us that exceeds a specified threshold. Vesting in connection with a change in control ordinarily requires an additional year of employment but is accelerated upon an earlier termination of employment without cause or resignation for good reason.

The following table summarizes the potential payments that would have been made to our NEOs upon a termination of employment or change in control, as if such events occurred on December 31, 2013 (the last business day of our most recent fiscal year). If an involuntary termination of employment occurred on this date, Messrs. Shlonsky, Travis and Rueff would have been entitled to severance payments and benefits under their employment agreements in effect on this date and severance payments for Messrs. Cadden and Page would have been determined under our severance pay policy. Amounts shown do not include (1) accrued but unpaid salary and vested benefits and (2) other benefits earned or accrued by the NEO during his employment that are available to all salaried employees and that do not discriminate in scope, terms or operations in favor of executive officers.

Potential Payments and Benefits upon Termination of Employment or Change in Control Table

Name	Benefit Type	Termination with Cause or without Good Reason ($)	Termination without Cause or for Good Reason ($)	Termination due to Death or Disability ($)(6)	Termination without Cause or for Good Reason in connection with a Change in Control ($)
John Shlonsky	Severance Payment (1)	—	$1,357,692	$452,564	$1,357,692
	Benefits Continuation (2)	—	$24,398	—	$24,398
	Value of Equity	—	—	—	$737,048
	Award Acceleration (3)

	Total	—	$1,382,090	$452,564	$2,119,138

Mark Travis	Severance Payment (4)	—	$599,950	$149,988	$599,950
	Benefits Continuation (2)	—	$24,398	—	$24,398
	Value of Equity	—	—	—	$261,764
	Award Acceleration (3)

	Total	—	$624,348	$149,988	$886,112

Andrew Rueff	Severance Payment (4)	—	$599,950	$149,988	$599,950
	Benefits Continuation (2)	—	$16,543	—	$16,543
	Value of Equity	—	—	—	$261,764
	Award Acceleration (3)

	Total	—	$616,493	$149,988	$878,257

Stephen Cadden	Severance Payment (5)	—	$196,078	—	$196,078
	Benefits Continuation	—	—	—	—
	Value of Equity	—	—	—	$259,802
	Award Acceleration (3)

	Total	—	$196,078	—	$455,879

Craig Page	Severance Payment (5)	—	$225,000	—	$225,000
	Benefits Continuation	—	—	—	—
	Value of Equity	—	—	—	—
	Award Acceleration

	Total	—	$225,000	—	$225,000

(1)	Represents an amount equal to 24 months of base salary and 2013 bonus at target, which would have been payable to the executive upon termination of his employment without cause. If Mr. Shlonsky terminated his employment for good reason, the amount would be reduced to reflect 12 months of base salary and 2013 bonus at target.

(2)	Represents an amount equal to 12 months of benefit continuation, which would have been payable to the executive upon termination of his employment without cause or for good reason.

(3)	The value of the acceleration of unvested stock options is determined based on the difference between the exercise price of the options and the $3.12 per share fair market value of our common stock approved by our Board in April 2013. For purposes of this table, we have assumed that all time-based amounts would be fully accelerated in connection with the change in control and that the amount of proceeds received by WCAS in connection with a change in control would result in all performance-based options and restricted stock awards becoming fully vested in connection with such change in control. (Vesting in connection with a change in control ordinarily requires an additional year of employment but is accelerated upon an earlier termination without cause or resignation for good reason. For purposes of the values provided above, we have assumed that each executive’s employment was terminated without cause upon the change in control.)

(4)	Represents an amount equal to 12 months of base salary and 2013 bonus at target, which would have been payable to the executive upon termination of his employment without cause or his resignation for good reason.

(5)	Represents an amount equal to nine months of base salary, which would have been payable to the executive under our severance pay policy upon termination of his employment without cause.

(6)	Represents an amount equal to 50% (100% in the case of Mr. Shlonsky) of the executive’s base salary, which would have been payable if Messrs. Shlonsky, Travis or Rueff terminated employment as a result of the executive’s death.

Director Compensation

The following table sets forth information concerning the compensation earned by our directors during 2013. Directors who are our employees, including Mr. Shlonsky, do not receive any fees for their services as directors. Mr. Shlonsky’s compensation is included above with that of our NEOs.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)	Option awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)(2)	Total ($)
Kenneth Jensen (3)	$60,000	$—	$—	$—	$—	$5,584	$65,584
Tommy Rouse (3)	$50,000	$—	$—	$—	$—	$2,027	$52,027

(1)	Represents annual retainer fees earned for the individual’s service as an outside director.

(2)	Represents travel reimbursements paid to our directors for attendance at our Board meetings.

(3)	At the end of 2013, Mr. Jensen held 40,000 time-based options under our 2011 Equity Plan, which were vested in full. Mr. Rouse did not hold any outstanding options or stock awards at the end of 2013.

Management Equity Incentive Plans

The following summary describes what we consider to be the material terms of the 2011 Equity Plan. This summary is not a complete description of all of the provisions of the plan and you are encouraged to read the full text of the plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Amended and Restated Equity Incentive Plan

Administration. The 2011 Equity Plan is administered by a Compensation Committee designated by our Board. The Compensation Committee has the authority to, among other things, interpret the 2011 Equity Plan, determine eligibility for, grant and determine the terms of awards under the 2011 Equity Plan, and do all things necessary or appropriate to carry out the purposes of the 2011 Equity Plan. The Compensation Committee’s determinations under the 2011 Equity Plan are conclusive and binding.

Eligibility. Our key employees, directors, consultants and advisors are eligible to participate in the 2011 Equity Plan.

Authorized Shares. Subject to adjustment, as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2011 Equity Plan is 9,118,195 shares.

The shares of our common stock to be issued under the 2011 Equity Plan may be authorized but unissued shares or shares previously acquired by us. The number of shares of our common stock delivered in satisfaction of awards will be determined net of shares of our common stock withheld by us in payment of the exercise price of an award or in satisfaction of tax withholding with respect to an award.

Types of Awards. The 2011 Equity Plan provides for awards of stock options, stock appreciation rights, or SARs, restricted stock (that is, an award of shares of our stock subject to plan-based forfeiture restrictions), unrestricted stock, stock units, performance awards, and other awards convertible into or otherwise based on shares of our common stock. Eligibility for stock options intended to be incentive stock options is limited to our employees. Dividend equivalents may also be provided in connection with an award under the 2011 Equity Plan. The exercise price of a stock option may not be less than 100% of the fair market value of a share of our common stock on the date of grant.

Vesting; Termination of Employment or Service. The Compensation Committee has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. Unless otherwise provided by the Compensation Committee, upon a termination of a participant’s employment or service, all unvested stock options and SARs then held by the participant will terminate and all other unvested awards will be forfeited and all vested stock options and SARs then held by the participant will remain outstanding for three months following such termination, or one year in the case of death, or, in each case, until the applicable expiration date, if earlier. All stock options and SARs held by a participant immediately prior to termination of the participant’s employment or service will immediately terminate if such termination is for cause or without good reason, each as defined in the 2011 Equity Plan.

Non-Transferability of Awards. Neither incentive stock options nor, except as otherwise provided by the Compensation Committee, other awards under the 2011 Equity Plan may be transferred other than at death.

Certain Transactions; Certain Adjustments. In the event of a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of shares of our common stock, in which TransFirst is not the surviving corporation or that results in the acquisition of all or substantially all of our then outstanding shares of common stock by a single person or entity or by a group of persons and/or entities acting in concert, a sale of all or substantially all of our assets or our dissolution or liquidation, the Compensation Committee may, among other things, provide for the assumption of some or all outstanding awards, for new grants in substitution of outstanding awards, or for a cash-out of outstanding awards, in each case on such terms as it deems appropriate. Awards that are not assumed, substituted for or cashed-out in connection with such a transaction will be accelerated and become fully exercisable such that the holder has a reasonable opportunity, as determined by the Compensation Committee, to participate in the transaction as a stockholder. Awards not assumed in connection with such a transaction will terminate automatically upon the consummation of the covered transaction, except for outstanding restricted and unrestricted stock, which will be treated in the same manner as other shares of our common stock; provided, however, that the awards may contain such restrictions as the Compensation Committee deems appropriate to reflect any performance or other vesting conditions to which the award was otherwise subject.

In the event of a stock dividend, stock split or combination of shares, including a reverse stock split, recapitalization or other change in our capital structure, the Compensation Committee will make appropriate adjustments to the maximum number of shares of our common stock that may be delivered under, and the incentive stock option limits included in, the 2011 Equity Plan, and will also make appropriate adjustments to the number and kind of shares or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. The Compensation Committee may also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion in the operation of the 2011 Equity Plan.

Amendment; Termination. The Compensation Committee may amend the 2011 Equity Plan or outstanding awards, or terminate the 2011 Equity Plan as to future grants of awards, except that the Compensation Committee will not be able to alter the terms of an award if it would adversely affect a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2011 Equity Plan or unless the right to alter the terms of an award was expressly reserved by the Compensation Committee at the time the award was granted). In addition, the Compensation Committee may not, without the consent of our CEO, alter the terms or conditions contained in the forms of restricted stock and option agreements used to issue awards under the 2011 Equity Plan. Shareholder approval will be required for any amendment to the 2011 Equity Plan to the extent such approval is required by law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions Policy

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Securities Purchase Agreement

In 2007, in connection the Merger, we entered into a securities purchase agreement with WCAS pursuant to which WCAS purchased the Mezzanine Note in an aggregate principal amount of $25 million, 148,602 shares of Participating Preferred Stock and 484,815 shares of common stock (as amended, the “Securities Purchase Agreement”). The Mezzanine Note accrues interest at a rate of 10.0% per annum, if paid in cash, or 12.0% per annum, if paid-in-kind, and matures on September 27, 2018. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Mezzanine Note.” As disclosed under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to retire all of the indebtedness outstanding under the Mezzanine Note, which will result in payments of $         million to WCAS, assuming the offering was completed on                     , 2014.

Participating Preferred Stock

In 2007, we issued (1) 148,602 shares of Participating Preferred Stock to WCAS pursuant to the Securities Purchase Agreement and (2) 11,033,908 shares of Participating Preferred Stock to WCAS and other individuals including then-current members of our management team pursuant to a stock subscription and exchange agreement. Upon completion of this offering, all currently outstanding shares of our Participating Preferred Stock will be converted into shares of common stock. Assuming full payment of accrued and unpaid dividends upon completion of this offering, each share of Participating Preferred Stock will be converted into         shares of our common stock based on the midpoint of the price range set forth on the cover of this prospectus. As disclosed under “Use of Proceeds,” we intend to use a portion of the net proceeds of this offering to pay all accrued and unpaid dividends on the Participating Preferred Stock which will result in payments of $         to             .

Stockholders Agreement

In connection with the Merger, we entered into a stockholders’ agreement with WCAS and other individuals including then-current members of our management team. This stockholders’ agreement includes agreements among the parties with respect to transfers of Participating Preferred Stock and common stock, tag along rights, drag along rights, call options with respect to shares held by terminated employees of the Company. Upon consummation of this offering, the stockholders agreement will terminate (subject to confidentiality restrictions and certain other provisions which survive termination).

Registration Rights Agreement

Pursuant to the registration rights agreement entered into in connection with the Merger, WCAS has the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them and other stockholders party to that agreement. Such rights are referred to as demand registration rights and, pursuant to the registration rights agreement, we are required to pay all registration expenses in connection with a demand registration. The registration rights agreement provides WCAS an unlimited number of demand registration rights. In addition, if we propose to register any of our common stock or any other equity securities under the Securities Act, whether or not for our own account, WCAS and the other stockholders party to the agreement are entitled to notice of registration and are entitled to include their shares of common stock in such registration with all registration expenses paid by us. Such rights are referred to as piggyback registration rights. We are required to use commercially reasonable efforts to effect these registrations pursuant to the exercise of demand and piggyback registration rights, subject to customary conditions and limitations. These shares subject to registration rights will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. The registration rights agreement also requires us to indemnify certain of our stockholders and their affiliates in connection with any registrations of our securities.

Agreement with WCAS

In connection with our acquisition by WCAS in 2007, we entered into a management agreement with WCAS pursuant to which WCAS provides management and other advisory services to us. In consideration for ongoing management and other advisory services, the management agreement requires us to pay WCAS an annual management fee of $1.0 million and to reimburse WCAS for out-of-pocket expenses incurred in connection with its services. The management agreement includes customary indemnification provisions in favor of WCAS. Upon consummation of this offering, the management agreement will terminate (subject to indemnification and certain other provisions which survive termination). We also have engaged WCAS Resources Group to provide us with support services, for which we pay $62,500 each quarter.

Transactions with other WCAS Portfolio Companies

WCAS is a private equity firm that has investments in companies that do business with us in the ordinary course of business. We believe these transactions are conducted on an arms-length basis. For the fiscal years ending 2013, 2012 and 2011, we recorded approximately $2.4 million, $2.0 million and $1.7 million in gross revenues, respectively, associated with sales of our products and services to companies in which WCAS has investments.

Promissory Notes

In 2007, after our acquisition by WCAS, we extended loans to certain of our employees to facilitate the purchase of common stock issuable pursuant to restricted stock awards. These included loans to John Shlonsky, our Chief Executive Officer, Mark Travis, our Chief Financial Officer, and Andrew Rueff, our Chief Administrative Officer. The original interest rate on the loans was 8.0% per annum, which was decreased to

4.0% per annum by way of an amendment that became effective January 1, 2011. The loans were secured by a pledge of the common stock issuable pursuant to the restricted stock awards and the shares of common stock underlying any stock options issued to the relevant executive. The loans called for repayment in full not later than in connection with an initial public offering of our stock, and Messrs. Shlonsky, Travis and Rueff each prepaid their loans in full in July 2014, prior to the filing of this prospectus. Mr. Shlonsky prepaid his loan in full in the amount of $456,114, which amount included accrued interest in the amount of $148,200, and Mr. Travis and Mr. Rueff each prepaid their loans in full in the amount of $134,025, which amount included accrued interest in the amount of $44,340. In each case, the repayment amount was the largest aggregate amount outstanding under the applicable promissory note during the period from January 1, 2013 to the time of repayment. We will no longer make personal loans to any of our executive officers.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our officers and directors. The indemnification agreements will provide the officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Delaware law. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

PRINCIPAL STOCKHOLDERS

We had                 shares of common stock outstanding as of                     , 2014. The following table and accompanying footnotes set forth information relating to the beneficial ownership of our common stock as of                     , 2014, after giving effect to the automatic conversion of all shares of our Participating Preferred Stock to                 shares of our common stock, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person. Shares of our common stock that a person has the right to acquire within 60 days of                     , 2014 are deemed outstanding for purposes of computing the percentage ownership of such person holding, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o TransFirst Inc., 393 Veterans Memorial Highway, Suite 307S, Hauppauge, New York 11788.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
			Excluding exercise of the underwriters’ option to purchase additional shares		Including exercise of the underwriters’ option to purchase additional shares
Name of beneficial owner	Number	Percent	Number	Percent	Number	Percent
5% stockholders:
WCAS (1)
Thomas Rouse

Directors and named executive officers:
John Shlonsky (2)
Mark Travis (3)
Andrew Rueff (4)
Stephen Cadden (5)
Craig Page (6)
Kenneth R. Jensen (7)
Anthony J. de Nicola (8)
Eric J. Lee (9)
Ryan Harper (10)
All executive officers and directors as a group (11 persons) (11)

(1)

Includes (A)             shares of common stock held by Welsh Carson Anderson & Stowe X, L.P., or Welsh Carson X, over which it has sole voting and investment power, (B)             shares of common stock held by WCAS Management Corporation, an affiliate of Welsh Carson X, over which WCAS Management Corporation has sole voting and investment power, (C)             shares of common stock held by WCAS

Capital Partners IV, L.P., an affiliate of Welsh Carson X, over which it has sole voting and investment power, and (D) an aggregate of shares of common stock held by other co-investors over which Welsh Carson X has sole voting power. Voting and investment decisions over the shares held by Welsh Carson X and WCAS Capital Partners IV, L.P. are made by the managing members of WCAS X Associates LLC and WCAS CP IV Associates LLC, their respective general partners. Scott D. Mackesy, Sean Traynor, Jonathan M. Rather, Thomas Scully, Eric J. Lee, Michael Donovan, Brian T. Regan and Anthony F. Ecock are managing members of WCAS X Associates LLC and WCAS CP IV Associates LLC. Additionally, Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Anthony J. de Nicola, Paul B. Queally, Sanjay Swani, Christopher W. Solomon and Robert A. Minicucci are also managing members of WCAS CP IV Associates LLC. These individuals may be deemed to beneficially own the shares that are, or are deemed to be, beneficially owned by WCAS Capital Partners IV, L.P. and, except for Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Anthony J. deNicola, Paul B. Queally, Sanjay Swani, Christopher W. Solomon and Robert A. Minicucci, Welsh Carson X. Such persons disclaim beneficial ownership of such shares. Voting and investment decisions over the shares held by WCAS Management Corporation are made by its board of directors. The board of directors of WCAS Management Corporation consists of Messrs. Russell L. Carson, Anthony J. de Nicola, Paul B. Queally and Jonathan M. Rather. These individuals may be deemed to beneficially own the shares that are, or are deemed to be, beneficially owned by WCAS Management Corporation. Such persons disclaim beneficial ownership of such shares. The address for each of Welsh Carson X, WCAS Capital Partners IV, L.P. and WCAS Management Corporation is 320 Park Avenue, Suite 2500, New York, New York 10022.

(2)	Includes shares of common stock underlying stock options exercisable within 60 days of , 2014 held by Mr. Shlonsky.

(3)	Includes shares of common stock underlying stock options exercisable within 60 days of , 2014 held by Mr. Travis.

(4)	Includes shares of common stock underlying stock options exercisable within 60 days of , 2014 held by Mr. Rueff.

(5)	Includes shares of common stock underlying stock options exercisable within 60 days of , 2014 held by Mr. Cadden.

(6)	Includes shares of common stock underlying stock options exercisable within 60 days of , 2014 held by Mr. Page.

(7)	Includes shares of common stock held by a private trust for which Mr. Jensen is the sole trustee. Mr. Jensen is a consultant to WCAS. Mr. Jensen disclaims beneficial ownership of any shares of our equity securities owned by WCAS. The address for Mr. Jensen is Suite 1552, One Lincoln Centre, 18 West 140 Butterfield Rd., Oakbrook Terrace, IL 60181.

(8)	Mr. de Nicola is a general partner and Co-President at WCAS. Mr. de Nicola disclaims beneficial ownership of any shares of our equity securities owned by WCAS. The address for Mr. de Nicola is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(9)	Mr. Lee is a general partner at WCAS. Mr. Lee disclaims beneficial ownership of any shares of our equity securities owned by WCAS. The address for Mr. Lee is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(10)	Mr. Harper is a principal at WCAS. Mr. Harper disclaims beneficial ownership of any shares of our equity securities owned by WCAS. The address for Mr. Harper is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, NY 10022-6815.

(11)	Includes shares of common stock underlying stock options exercisable within 60 days of , 2014 held by all executive officers and directors as a group.

DESCRIPTION OF INDEBTEDNESS

We summarize the principal terms of the agreements that govern our existing indebtedness below. This summary does not purport to be a complete accounting of all important terms governing such indebtedness, and we refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

First Lien Credit Facilities

Overview. On December 27, 2012, Holdings entered into the credit agreement governing our first lien credit facilities with Merrill Lynch, Pierce, Fenner & Smith Incorporated, GE Capital Markets, Inc. and Deutsche Bank Securities Inc. as joint lead arrangers and joint book runners, General Electric Capital Corporation as administrative agent and collateral agent (in such capacities, the “first lien agent”), swing line lender and letter of credit issuer, Bank of America, N.A. as syndication agent and documentation agent, the other agents party thereto and the lenders from time to time party thereto, which provided for senior secured first lien credit facilities consisting of (1) a $400.0 million senior secured first lien term loan facility, which was fully drawn on such date and (2) a $50.0 million senior secured first lien revolving credit facility. The first lien credit facilities mature on December 27, 2017.

On April 30, 2013, the credit agreement governing the first lien credit facilities was amended to, among other things, lower the interest rates applicable to each of the first lien credit facilities and on March 26, 2014, the credit agreement was amended to, among other things, lower the interest rates applicable to the first lien term facility and decrease the “LIBOR floor” applicable to loans with interest determined by reference to an applicable LIBOR rate.

Borrowings under the credit agreement governing our first lien credit facilities are subject to the satisfaction of customary conditions, including the accuracy of certain representations and warranties and the absence of a default.

The credit agreement governing our first lien credit facilities provides the right to request additional commitments (1) for additional term loans to Holdings and (2) for additional revolving credit availability for Holdings (which, in each case, may be added to an existing tranche of loans/commitments or, subject to certain restrictions, be a new tranche of loans/commitments) (collectively, “first lien incremental commitments”). Holdings may also incur “first lien incremental equivalent debt” (used herein as “incremental equivalent debt” is defined in the credit agreement governing our first lien credit facilities), which may be unsecured or secured on a pari passu or junior basis with the first lien credit facilities, subject to the holders of such indebtedness entering into an intercreditor agreement with the first lien agent, the absence of a default under the credit agreement governing our first lien credit facilities, and such new indebtedness not being secured by collateral from or guarantees by Holdings or its restricted subsidiaries not also securing the first lien credit facilities, as well as other customary conditions. In addition to other requirements, the aggregate principal amount of first lien incremental commitments and first lien incremental equivalent debt may not exceed $35.0 million, less the amount of second lien incremental commitments incurred under the credit agreement governing our second lien term loan facility, plus, subject to certain conditions, unlimited additional amounts, so long as (1) the first lien leverage ratio (calculated on a pro forma basis but not giving effect to the proceeds of the proposed borrowing) of Holdings and its restricted subsidiaries does not exceed 4.00:1.00 if the additional first lien incremental commitments or first lien incremental equivalent debt are to be secured on a pari passu basis with the first lien credit facilities and (2) the total leverage ratio of Holdings and its restricted subsidiaries (calculated on a pro forma basis but not giving effect to the proceeds of the proposed borrowing) does not exceed 6.00:1.00 if the additional first lien incremental commitments or first lien incremental equivalent debt are to be secured on a junior basis with the first lien credit facilities or unsecured. Additionally, first lien incremental commitments consisting of additional revolving credit availability must not cause the aggregate amount of revolving credit commitments under the first lien credit facilities to exceed 50.0% of EBITDA of Holdings for the four previous quarters for which financial statements are available.

Interest rate and fees. Borrowings under the first lien credit facilities, other than swing line loans, bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate published in the Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) (with respect to loans under the first lien term loan facility only) the one-month LIBOR rate plus 2.00% or (b) the higher of (1) a LIBOR rate for a one-, two-, three- or six-month interest period, or if agreed by all applicable lenders, a nine- or twelve-month interest period and (2) 1.00% for loans under the first lien term loan facility, in each case, plus the applicable margin described in the next succeeding paragraph. Swing line loans bear interest at the interest rate applicable to base rate loans under the first lien revolving facility.

The applicable margin for loans under the first lien revolving facility is (a) 2.50% per annum for base rate loans and 3.50% per annum for LIBOR loans if Holdings’s total leverage ratio for the applicable test period is greater than 5.00:1.00 and (b) 2.25% per annum for base rate loans and 3.25% per annum for LIBOR loans if Holdings’s total leverage ratio for the applicable test period is less than or equal to 5.00:1.00. The applicable margin for borrowings under the first lien term loan facility is (a) for LIBOR loans, 3.00% per annum and (b) for base rate loans, 2.00% per annum.

On the first day of each calendar quarter, Holdings is required to pay a commitment fee in respect of any unused commitments under the first lien revolving facility at a rate of either 0.375% per annum or 0.50% per annum, with the higher rate applicable if Holdings’s total leverage ratio for the applicable test period is greater than 5.00:1.00. Holdings is required to pay customary letter of credit fees and certain other agency fees under the credit agreement governing our first lien credit facilities. Additionally, the credit agreement governing our first lien credit facilities provides for customary indemnifications for the first lien agent and the lenders under the first lien credit facilities.

Prepayments. Holdings is required to prepay loans outstanding under the first lien term loan facility, subject to certain exceptions, with:

•	50.0% (with step-downs to 25.0% and 0% based upon Holdings’s total leverage ratio) of Holdings’s annual “excess cash flow” (as defined in the credit agreement governing our first lien credit facilities);

•	100% of the net proceeds of certain asset sales and insurance/condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net proceeds of any incurrence of debt, excluding certain permitted debt issuances.

In addition, commitment reductions under the first lien revolving facility and voluntary prepayments of the loans under each of the first lien credit facilities are permitted, in whole or in part, subject to minimum amounts. Except as set for in the next succeeding paragraph, such reductions and prepayments may be made without premium or penalty, other than customary breakage costs with respect to LIBOR loans.

Subject to certain exceptions, if Holdings prepays, refinances, replaces or otherwise modifies the first lien term loan facility prior to March 26, 2015 in order to reduce the interest rate applicable thereto, Holdings will be required to pay a re-pricing premium equal to 1.0% of the aggregate principal amount of the term loans that were so prepaid, refinanced, replaced or modified.

Amortization of principal. Holdings is required to make scheduled quarterly amortization payments on the loans outstanding under the first lien term loan facility equal to approximately 0.25% of the original principal amount of such loans, with the balance paid at maturity of the first lien term loan facility. Such amortization payments on the first lien term loan facility are due on the last business day of March, June, September and December. Loans under the first lien revolving facility are not subject to scheduled amortization payments, and the balance thereof is to be paid at the maturity of the first lien revolving facility.

Guarantees and collateral. The obligations under the first lien credit facilities are guaranteed by each of Holdings’s current and future domestic restricted subsidiaries, and (subject to customary limitations) are secured by a perfected security interest in substantially all of Holdings’s assets and the assets of the guarantors of the first lien credit facilities, in each case, now owned or later acquired, including a pledge of all of the capital stock of such entities’ material domestic restricted subsidiaries and 65.0% of the capital stock of such entities’ material foreign restricted subsidiaries that are, in each case, directly owned by Holdings or a guarantor of the first lien credit facilities.

Parent, the direct parent company of Holdings, has executed a pledge agreement whereby it has pledged the capital stock of Holdings to the first lien agent to secure Holdings’s obligations under the credit agreement governing our first lien credit facilities. Such pledge agreement contains customary requirements, representations and warranties, but it generally does not subject Parent to the requirements of the credit agreement governing our first lien credit facilities or cause Parent to guarantee the obligations of Holdings under the credit agreement governing our first lien credit facilities.

Restrictive covenants and other matters. The credit agreement governing our first lien credit facilities requires Holdings to comply with a quarterly maximum total leverage ratio test, which financial covenant is currently set at 6.50:1.00 and becomes more restrictive over time. In addition, the credit agreement governing our first lien credit facilities includes negative covenants that, subject to exceptions, limit the ability of Holdings and its restricted subsidiaries, to, among other things:

•	incur liens;

•	make investments and loans;

•	incur indebtedness or guarantees;

•	issue equity interests that require scheduled dividend payments in cash or that are subject to certain conversion or mandatory redemption features;

•	engage in mergers, acquisitions and asset sales;

•	declare dividends, make certain “restricted payments” or redeem or repurchase equity interests;

•	materially alter the business Holdings and its restricted subsidiaries conduct;

•	enter into agreements limiting dividends and distributions by restricted subsidiaries of Holdings;

•	enter into agreements limiting their ability to incur liens in favor of the first lien agent;

•	amend their organizational documents in a manner adverse to the agents or lenders under the first lien credit facilities;

•	prepay, redeem or purchase certain indebtedness; and

•	engage in certain transactions with affiliates.

These negative covenants restrict Holdings’s ability to pay dividends and make certain payments by imposing caps on the aggregate amount thereof as well as certain other conditions.

The credit agreement governing our first lien credit facilities contains certain customary representations and warranties, affirmative covenants and events of default. If any such event of default occurs, the lenders under the first lien credit facilities will be entitled to take various actions, including the acceleration of amounts due under the credit agreement governing our first lien credit facilities and all actions permitted to be taken by a secured creditor.

Second Lien Term Loan Facility

Overview. On December 27, 2012, Holdings entered into the credit agreement governing our second lien term loan facility with Merrill Lynch, Pierce, Fenner & Smith Incorporated, GE Capital Markets, Inc. and Deutsche Bank Securities Inc. as joint lead arrangers and joint book runners, General Electric Capital Corporation as administrative agent and collateral agent (in such capacities, the “second lien agent”), Bank of America, N.A. as syndication agent and documentation agent, the other agents party thereto and the lenders from time to time party thereto, which provided for a $225.0 million senior secured second lien term loan credit facility, which was fully drawn on such date. The second lien term loan facility matures on June 27, 2018.

On March 26, 2014, the credit agreement governing our second lien term loan facility was amended to, among other things, lower the interest rates applicable to the second lien term loan facility and decrease the “LIBOR floor” applicable to loans with interest determined by reference to an applicable LIBOR rate.

The credit agreement governing our second lien term loan facility provides the right to request commitments for additional term loans to Holdings (collectively, “second lien incremental commitments”). Holdings may also incur “second lien incremental equivalent debt” (used herein as “incremental equivalent debt” as defined in the credit agreement governing our second lien term loan facility), which may be unsecured or secured on a pari passu or junior basis with the second lien term loan facility, subject to the holders of such indebtedness entering into an intercreditor agreement with the second lien agent, the absence of a default under the credit agreement governing our second lien term loan facility, and such new indebtedness not being secured by collateral from or guarantees by Holdings or its restricted subsidiaries not also securing the second lien term loan facility, as well as other customary conditions. The aggregate principal amount of second lien incremental commitments and second lien incremental equivalent debt may not exceed $35.0 million less the amount of first lien incremental commitments incurred under the credit agreement governing our first lien credit facilities, plus, subject to certain conditions, unlimited additional amounts, so long as the total leverage ratio of Holdings and its restricted subsidiaries (calculated on a pro forma basis but not giving effect to the proceeds of the proposed borrowing) does not exceed 6.00:1.00.

Interest rate and fees. Borrowings under the second lien term loan facility bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate published in the Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR rate plus 2.00% or (b) the higher of (1) a LIBOR rate for a one-, two-, three- or six-month interest period, or if agreed by all applicable lenders, a nine- or twelve-month interest period and (2) 1.00%, in either case, plus the applicable margin described in the next succeeding sentence. The applicable margin for borrowings under the second lien term loan facility is (a) for LIBOR loans, 6.50% per annum and (b) for base rate loans, 5.50% per annum.

Holdings is required to pay certain agency fees and other customary fees under the credit agreement governing our second lien term loan facility. The credit agreement governing our second lien term loan facility also provides customary indemnifications in favor of the second lien agent and the lenders under the second lien term loan facility.

Prepayments. If the second lien term loan facility remains outstanding after the obligations under first lien credit facilities have been paid in full and the credit agreement governing our first lien credit facilities retired, Holdings will be required to prepay loans outstanding under the second lien term loan facility, subject to certain exceptions, with:

•	50.0% (with step-downs to 25.0% and 0% based upon Holdings’s total leverage ratio) of Holdings’s annual “excess cash flow” (as defined in the credit agreement governing our second lien term loan facility);

•	100% of the net proceeds of certain asset sales and insurance/condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net proceeds of any incurrence of debt, excluding certain permitted debt issuances.

In addition, voluntary prepayments of the loans under the second lien term loan facility are permitted, in whole or in part, subject to minimum amounts. Except as set for in the next succeeding paragraph, such prepayments may be made without premium or penalty, other than customary breakage costs with respect to LIBOR loans.

Subject to certain qualifications, if Holdings prepays or repays all or any portion of the loans outstanding under the second lien term loan facility prior to September 26, 2015, Holdings will be required to pay a premium equal to 1.0% of the aggregate principal amount of the term loans that were so prepaid or repaid.

Amortization of principal. Loans under the second lien term loan facility are not subject to scheduled amortization payments, and the balance thereof is to be paid at the maturity of the second lien term loan facility.

Guarantees and collateral. The obligations under the second lien term loan facility are guaranteed by each of Holdings’s current and future domestic restricted subsidiaries, and (subject to customary limitations) are secured by a perfected security interest in substantially all of Holdings’s assets and the assets of the guarantors of the second lien term loan facility, in each case, now owned or later acquired, including a pledge of all of the capital stock of such entities’ material domestic restricted subsidiaries and 65.0% of the capital stock of such entities’ material foreign restricted subsidiaries that are, in each case, directly owned by Holdings or a guarantor of the second lien term loan facility.

Parent, the direct parent company of Holdings, has executed a pledge agreement whereby it has pledged the capital stock of Holdings to the second lien agent to secure Holdings’s obligations under the credit agreement governing our second lien term loan facility. Such pledge agreement contains customary requirements, representations and warranties, but it generally does not subject Parent to the requirements of the credit agreement governing our second lien term loan facility or cause Parent to guarantee the obligations of Holdings under the credit agreement governing our second lien term loan facility.

Restrictive covenants and other matters. The credit agreement governing our second lien term loan facility requires Holdings to comply with a quarterly maximum total leverage ratio test, which financial covenant is currently set at 7.00:1.00 and becomes more restrictive over time. In addition, the credit agreement governing our second lien term loan facility includes negative covenants that, subject to exceptions, limit the ability of Holdings and its restricted subsidiaries, to, among other things:

•	incur liens;

•	make investments and loans;

•	incur indebtedness or guarantees;

•	issue equity interests that require scheduled dividend payments in cash or that are subject to certain conversion or mandatory redemption features;

•	engage in mergers, acquisitions and asset sales;

•	declare dividends, make certain “restricted payments” or redeem or repurchase equity interests;

•	materially alter the business Holdings and its restricted subsidiaries conduct;

•	enter into agreements limiting dividends and distributions by restricted subsidiaries of Holdings;

•	enter into agreements limiting their ability to incur liens in favor of the second lien agent;

•	amend their organizational documents in a manner adverse to the agents or lenders under the second lien term loan facility;

•	prepay, redeem or purchase certain indebtedness; and

•	engage in certain transactions with affiliates.

These negative covenants restrict Holdings’s ability to pay dividends and make certain payments by imposing caps on the aggregate amount thereof as well as certain other conditions.

The credit agreement governing our second lien term loan facility contains certain customary representations and warranties, affirmative covenants and events of default. If any such event of default occurs, the lenders under the second lien term loan facility will be entitled to take various actions, including the acceleration of amounts due under the credit agreement governing our second lien term loan facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share. As of March 31, 2014, we had 42,243,949 shares of common stock outstanding held by 41 stockholders of record and 9,132,466 shares of Participating Preferred Stock outstanding held by 17 stockholders of record. After consummation of this offering and the use of proceeds therefrom, we expect to             have shares of our common stock outstanding and no shares of our Participating Preferred Stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the Board may determine from time to time.

Voting Rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights. Our common stock will be neither convertible nor redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

The Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. We have no present intention to issue any shares of preferred stock after consummation of this offering.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

These provisions include:

Classified Board. Our certificate of incorporation will provide that the Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by the Board. Upon completion of this offering, we expect that the Board will have members.

Stockholder Action by Written Consent; Our certificate of incorporation will preclude stockholder action by written consent at any time when WCAS beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Stockholders. Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of the Board or the chairman of the Board; provided, however, at any time when WCAS beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the Board or the chairman of the Board at the request of WCAS. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures. Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when WCAS beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the Board that results from an increase in the number of directors and any vacancies on the Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when WCAS beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Approval Requirements.

Our certificate of incorporation and bylaws will provide that the Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as WCAS beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when WCAS beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when WCAS beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold that would apply if WCAS beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on the Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of the Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace the Board as well as for another party to obtain control of us by replacing the Board. Because the Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We have opted out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by the Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that WCAS, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of WCAS or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that WCAS or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

Listing

We intend to apply for listing of our common stock on             under the symbol “             .”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding             shares of our common stock, after giving effect to the issuance of             shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of                     , 2014.

Of the shares that will be outstanding immediately after the closing of this offering, we expect that the             shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering,             shares of common stock issuable pursuant to awards granted under certain of our equity plans that are covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

The remaining             shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other stockholders owning substantially all of our common stock, who collectively own             shares of our common stock following this offering, have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus, unless the lock-up period is extended pursuant to the terms of the agreement. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Registration Rights Agreement

Pursuant to the registration rights agreement, we have granted WCAS the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them and other stockholders party to that agreement or to piggyback on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” These shares will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of             shares of our common stock outstanding, which will equal approximately             shares immediately after this offering; and (2) the average weekly trading volume of our common stock on             during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors or officers who acquired shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our Amended and Restated Employee Incentive Plan dated November 8, 2011. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum or the newly effective 3.8% Medicare tax on net investment income). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE TO ANY PARTICULAR INVESTOR. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends following completion of this offering. If we do make a distribution of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides the applicable withholding agent with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or W-8BEN-E (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false. Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Legislation enacted in March 2010 and related Treasury guidance (commonly referred to as “FATCA”) will impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments to certain foreign entities of (a) dividends on our common stock and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017, either as beneficial owners or as intermediaries. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), the tax generally will be imposed, subject to certain exceptions, unless such institution collects and provides to the IRS or other relevant tax authorities certain information regarding U.S. account holders of such institution pursuant to an agreement with the IRS or applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction and (ii) complies with obligations to withhold on certain payments to its account holders and certain other persons. In the case of payments made to a foreign entity that is not a foreign financial institution, the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the applicable withholding agent (for provision to the IRS) either (1) a certification that it does not have any “substantial United States owners” as defined under FATCA or (2) certain information regarding its substantial United States owners. Accordingly, the entity through which a U.S. Holder or a Non-U.S. Holder holds our common stock will affect the determination of whether such withholding is required. These requirements may be modified by future Treasury regulations or other guidance.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

The applicable withholding agent will report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the Non-U.S. Holder and the tax withheld, if any, with respect to the distributions. A Non-U.S. Holder may have to comply with specific certification procedures, generally by providing the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), to establish that it is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding will generally apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder (generally by providing a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form)) and satisfies certain other requirements, or otherwise establishes an exemption. Information reporting, but not backup withholding, will generally apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded to the Non-U.S. Holder or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering (including up to $         in reimbursement of underwriters’ counsel fees in connection with the review of the terms of the offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”)), not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and other stockholders owning substantially all of our existing common stock have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the shares to be approved for listing on the         under the symbol “     .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the         in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are joint lead arrangers and joint book runners under our senior secured credit facilities, and certain of the underwriters and/or their affiliates are lenders under our senior secured credit facilities. In addition, we have entered into interest cap and swap agreements with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive:

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, New York, New York. The underwriters are being represented by Fried, Frank, Harris, Shriver  & Jacobson LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013. We have included our consolidated financial statements in the prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

TransFirst Inc.

Consolidated Financial Statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 (Audited) and as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 (Unaudited)

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Income	F-4
Consolidated Statements of Stockholders’ Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors of TransFirst Inc.

We have audited the accompanying consolidated balance sheets of TransFirst Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of TransFirst Inc. as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado

July 30, 2014

TRANSFIRST INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	March 31, 2014	December 31,
		2013	2012
	(Unaudited)
Assets
Cash and cash equivalents	$25,924	$25,957	$4,357
Settlement cash	143,163	56,660	143,676
Accounts receivable, net of allowance for doubtful accounts of $1,246, $1,261, and $558, respectively	104,610	97,790	86,508
Deferred tax asset	5,327	5,327	2,957
Funds held for merchants and restricted cash	24,291	25,677	25,091
Income tax receivable	6,286	6,301	3,959
Prepaid expenses	2,822	3,560	2,739
Other current assets	609	1,507	1,662

Total current assets	313,032	222,779	270,949

Property, equipment, and software, net	20,374	21,718	18,160
Finite-lived intangible assets, net	66,157	68,524	78,440
Indefinite-lived intangible assets	553,214	553,214	553,474
Employee loans	1,400	1,435	1,288
Other noncurrent assets	21,148	22,186	17,027

Total assets	$975,325	$889,856	$939,338

Liabilities and stockholders’ equity
Accounts payable	$2,887	$2,743	$2,751
Funds owed to merchants	228,520	137,105	216,362
Accrued processing expenses	21,400	19,835	19,009
Interest payable	1,354	421	684
Current portion of long-term debt	990	10,800	4,000
Employee-related expenses	8,210	10,359	11,034
Other current liabilities	14,598	13,304	15,536

Total current liabilities	277,959	194,567	269,376

Noncurrent deferred tax liabilities	50,966	49,414	34,800
Other noncurrent liabilities	1,984	1,956	1,568
Long-term debt	627,568	629,703	636,427

Total liabilities	958,477	875,640	942,171

Commitments and contingencies (Note 10)

Redeemable participating preferred stock, 11,500,000 shares authorized; 9,132,466, 9,132,466 and 9,132,466 issued and outstanding, respectively	174,136	170,359	155,861

TransFirst stockholders’ equity (deficit)
Common stock, par value $.01, 60,000,000 shares authorized; 42,243,949, 42,243,949, and 41,762,978 issued and outstanding, respectively	423	423	418
Treasury stock, at cost	(427)	(427)	(387)
Additional paid-in capital	—	—	774
Accumulated deficit	(157,284)	(156,139)	(159,499)

Total stockholders’ deficit	(157,288)	(156,143)	(158,694)

Total liabilities and stockholders’ equity	$975,325	$889,856	$939,338

See accompanying notes.

TRANSFIRST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands, except share and per share data)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
Revenue	$280,564	$248,293	$1,067,763	$946,931	$865,070
Cost of services and goods (exclusive of depreciation and amortization shown separately below)	225,668	199,362	849,458	749,398	693,502
Selling, general, and administrative expenses	30,272	25,688	104,372	98,537	83,544
Depreciation and amortization expense	5,740	6,475	23,910	30,844	33,745
Management fees	313	313	1,250	1,250	1,250
Stock compensation expense	284	161	644	929	754
Provision for merchant losses	1,063	926	3,548	2,133	2,810

Income from operations	17,224	15,368	84,581	63,840	49,465
Interest income	213	204	793	607	168
Interest expense	(13,536)	(14,543)	(56,812)	(24,653)	(24,096)

Income before income taxes	3,901	1,029	28,562	39,794	25,537
Income tax (expense) benefit	(1,553)	(416)	(12,252)	8,063	(5,654)

Net income and comprehensive income	$2,348	$613	$16,310	$47,857	$19,883

See accompanying notes.

TRANSFIRST INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK, COMMON STOCK AND OTHER STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

	Redeemable Participating Preferred Stock		Common Stock		Treasury		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			Total
Balance, December 31, 2010	11,182,510	$261,403	39,686,775	$397	108,528	$(138)	$—	$(116,310)	$(116,051)
Issuance of redeemable preferred stock	234,604	4,000	—	—	—	—	—	—	—
Issuance of common stock	—	—	382,680	4	—	—	996	—	1,000
Stock compensation expense	—	—	—	—	—	—	754	—	754
Vested restricted stock awards	—	—	1,215,097	12	—	—	(12)	—	—
Repurchase of common stock	—	—	—	—	225,690	(249)	—	—	(249)
Accumulated but unpaid dividends		24,447					(1,738)	(22,709)	(24,447)
Net income	—	—	—	—	—	—	—	19,883	19,883

Balance, December 31, 2011	11,417,114	$289,850	41,284,552	$413	334,218	$(387)	—	$(119,136)	$(119,110)
Accumulated dividends		80,924						(80,924)	(80,924)
Dividends	—	(176,112)	—	—	—	—	—	(168)	(168)
Redemption of preferred stock	(2,284,648)	(38,953)	—	—	—	—	—	(7,128)	(7,128)
Exercise stock options	—	—	1,250	—	—	—	2	—	2
Stock compensation expense	—	—	—	—	—	—	929	—	929
Vested restricted stock awards	—	—	477,176	5	—	—	(5)	—	—
Accumulated but unpaid dividends	—	152	—	—	—	—	(152)	—	(152)
Net income	—	—	—	—	—	—	—	47,857	47,857

Balance, December 31, 2012	9,132,466	$155,861	41,762,978	$418	334,218	$(387)	774	$(159,499)	$(158,694)
Exercise stock options	—	—	112,359	1	—	—	160	—	161
Repurchase of common stock	—	—	—	—	12,953	(40)	—	—	(40)
Stock compensation expense	—	—	—	—	—	—	644	—	644
Vested restricted stock awards	—	—	368,612	4	—	—	(4)	—	—
Accumulated but unpaid dividends		14,498					(1,574)	(12,924)	(14,498)
Other	—	—	—	—	—	—	—	(26)	(26)
Net income	—	—	—	—	—	—	—	16,310	16,310

Balance, December 31, 2013	9,132,466	$170,359	42,243,949	$423	347,171	$(427)	—	$(156,139)	$(156,143)

Stock compensation expense (Unaudited)	—	—	—	—	—	—	284	—	284
Accumulated but unpaid dividends (Unaudited)		3,777					(284)	(3,493)	(3,777)
Net income (Unaudited)	—	—	—	—	—	—	—	2,348	2,348

Balance, March 31, 2014 (Unaudited)	9,132,466	$174,136	42,243,949	$423	347,171	$(427)	—	$(157,284)	$(157,288)

See accompanying notes.

TRANSFIRST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(Unaudited)
Operating activities
Net income	$2,348	$613	$16,310	$47,857	$19,883
Adjustments to reconcile net income and comprehensive income to net cash provided by operating activities:
Depreciation and amortization	5,740	6,475	23,910	30,844	33,745
Purchase of interest rate derivative instruments	—	—	(5,059)	—	—
Paid-in-kind interest	—	843	1,685	—	—
Loss on disposals of property, equipment, software, and merchant contracts	3	304	1,143	1,497	2,556
Impairment of long-lived assets	—	—	644	—	—
Provision for merchant losses	1,063	926	3,548	2,133	2,810
Amortization of deferred loan costs and debt discount	1,455	1,261	5,630	1,683	1,443
Loss on extinguishment of debt	—	—	—	1,769	—
Debt modification expense	1,965	—	1,119	—	—
Change in fair market value of derivative agreements	454	(475)	(442)	(1,255)	(11,539)
Deferred compensation	—	27	431	812	250
Stock compensation expense	284	161	644	929	754
Deferred taxes	1,553	(649)	12,244	(13,933)	4,956
Changes in assets and liabilities:
Accounts receivable	(7,718)	(7,019)	(14,899)	(13,634)	(6,730)
Income tax receivable	14	1,069	(2,342)	(3,366)	(415)
Prepaid expenses and other assets	367	(320)	(502)	(1,491)	(775)
Accounts payable	1,057	(1,300)	(1,335)	460	(517)
Funds held for merchants and restricted cash and funds owed to merchants	6,297	2,421	7,174	4,553	(1,661)
Accrued processing expenses	1,565	228	826	3,270	2,395
Interest payable	818	(150)	(664)	517	(2,609)
Other accrued liabilities	(1,139)	(1,495)	(1,937)	4,381	6,964

Net cash provided by operating activities	16,126	2,920	48,128	67,026	51,510

Investing activities
Purchases of property, equipment, and software	(1,670)	(1,341)	(8,983)	(7,554)	(6,452)
Merchant portfolios and customer contracts acquired	(1,249)	(1,478)	(6,446)	(2,679)	(8,400)
Acquisition of CurveNorth	—	—	—	(1,524)	—
Acquisition of Solveras, Inc. net of cash received	—	—	—	—	(50,572)
Acquisition of RST Ventures, Inc.	—	—	—	—	(6,000)
Restricted cash (escrow deposits)	—	—	—	—	(1,700)
Issuance of notes receivable, net of repayments	1,068	(568)	(1,119)	(355)	(583)
Issuance of loans due from employees, net of repayments	50	—	(6)	—	40
Proceeds from sale of finite-lived intangible assets	218	—	5	92	—

Net cash used in investing activities	(1,583)	(3,387)	(16,549)	(12,020)	(73,667)

Financing activities
Issuance of redeemable preferred stock and common stock	—	—	—	—	5,000
Long-term debt borrowings	621,008	—	399,000	614,250	26,000
Debt issuance and recapitalization costs	(4,745)	(22)	(5,274)	(13,088)	—
Payments on term notes	(630,720)	(1,000)	(402,993)	(453,384)	(5,091)
Borrowings on revolver facility	—	2	53,002	—	—
Repayments of revolver facility	—	—	(53,002)	—	—
Repurchase of common stock	—	—	(40)	—	(249)
Proceeds from exercise of stock options	—	—	70	2	—
Repurchase of preferred stock	—	—	—	(46,081)	—
Payments on financing of acquired intangible assets	(119)	(158)	(742)	(693)	(1,049)
Dividends paid	—	—	—	(176,112)	—

Net cash used in financing activities	(14,576)	(1,178)	(9,979)	(75,106)	24,611

Net increase (decrease) in cash and cash equivalents	(33)	(1,645)	21,600	(20,100)	2,454
Cash and cash equivalents at beginning of year	25,957	4,357	4,357	24,457	22,003

Cash and cash equivalents at end of year	$25,924	$2,712	$25,957	$4,357	$24,457

Supplemental disclosure of cash flow information
Interest paid	$11,611	$12,777	$48,261	$24,165	$36,693

Income taxes paid	$6	$57	$2,427	$8,926	$1,083

Noncash financing of acquired intangible assets	$215	$792	$1,604	$(270)	$619

See accompanying notes.

TRANSFIRST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013, 2012 and 2011 and March 31, 2014 and 2013 (Information pertaining to the three months ended March 31, 2014 and 2013 is unaudited)

(Dollars in Thousands)

1. Description of Business

TransFirst Inc. (formerly known as TransFirst Group Holdings, Inc.) (the Company) is engaged in providing payment processing services to merchants located throughout the United States. The Company offers integrated transaction processing support for all major credit cards, including Visa, MasterCard, American Express, Discover/Novus, Diners Club, and JCB. The Company also provides processing for debit cards, gift cards, ACH transactions, EBT (government financial support programs), and check verification services. The Company primarily serves small to medium-sized merchants, providing a broad range of transaction processing services, including capturing and transmitting transaction data, effecting the settlement of payments, and assisting merchants in resolving chargeback disputes with their customers. The Company primarily provides these services through long-term agreements with financial institutions, value added reseller agreements (VAR), independent sales organizations, various industry associations, and direct merchant relationships.

Effective June 1, 2007, WCAS Capital Partners, IV, an investment fund managed by Welsh, Carson, Anderson & Stowe (WCAS), and certain of its affiliates acquired TransFirst Inc. (Holdings) pursuant to a securities purchase agreement with the Company and TransFirst Parent Corp. The Company now owns all the outstanding stock in Holdings and is the ultimate parent company.

CurveNorth Corporation (CurveNorth) Acquisition

Effective June 12, 2012, the Company acquired substantially all of the assets held by CurveNorth Corporation. As a provider and developer of software solutions to sales organizations within the merchant services industry, the acquisition of CurveNorth will provide the opportunity for the Company to leverage this technology with its current and future partners, as well as within its proprietary merchant boarding software.

The acquisition was accounted for under the purchase method of accounting. The following table summarizes the allocation of the acquisition costs to the tangible and intangible assets acquired based on their estimated fair values on June 12, 2012.

The excess of the acquisition costs over the fair value of net assets acquired was allocated to goodwill. The goodwill acquired is expected to be deductible for tax purposes.

Allocation of Acquisition Costs
Accounts receivable	$39
Customer relationships	219
Developed technology	119
Trade name	36
Noncompete agreements	17
Goodwill	1,120

Total acquisition cost	$1,550

Solveras, Inc. (Solveras) Acquisition

On August 19, 2011, the Company acquired 100% of the outstanding equity of Solveras, Inc. As an independent sales organization, Solveras had operated under a sales partnership with the Company since 2004, offering the Company’s products and services to its own payment processing customers. The acquisition of Solveras provides the opportunity for the Company to leverage Solveras’s resources to penetrate new market segments and diversify its merchant portfolio.

The Company acquired the Solveras business, including tangible personal property, intellectual property, contracts, other assets, and assumed liabilities with a cash payment of $52,200. The Company funded the purchase price using $26,000 borrowed from a revolving credit line, a $5,000 equity investment by WCAS, and the remaining $21,200 million from its available cash position. Beginning August 19, 2011, the Solveras results of operations were included in the Company’s results of operations.

The acquisition was accounted for under the purchase method of accounting. The following table summarizes the allocation of the acquisition costs to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values on August 19, 2011.

The excess of the acquisition costs over the fair value of net assets acquired was allocated to goodwill. The goodwill acquired is expected to be deductible for tax purposes.

Allocation of Acquisition Costs
Net fair value of assets acquired and liabilities assumed:
Accounts receivable	$19
Other current assets	975
Property and equipment	928
Accrued expenses and other liabilities	(851)

Total net assets acquired	1,071
Intangible assets acquired:
Customer relationships	9,582
Trade name	427
Noncompete agreements	145

Total intangible assets	10,154
Goodwill	39,347

Net assets acquired	50,572
Cash acquired	1,625

Total Acquisition cost	$52,197

During December 2011, the Company determined that certain components of the software acquired (within the property and equipment balance above) were duplicative in nature to existing software; therefore, an impairment loss of $457 is reflected in income from operations on the accompanying consolidated statement of operations and other comprehensive income for the year ended December 31, 2011.

Montrenes Financial Services, Inc. Acquisition

As of October 1, 2011, the Company acquired all of the assets of RST Ventures, Inc. dba US Merchant Services, a sales center headquartered in Cypress, California. Montrenes had operated under a sales partnership agreement with the Company since 2004, selling the Company’s products and services to payment processing customers. This acquisition provides the Company the opportunity to leverage Montrenes’ considerable resources selling to the mid-market merchant segment.

The transaction was accounted for under the purchase method of accounting. The purchase was funded by cash on hand. Beginning October 1, 2011, the Montrenes results of operations were included in the Company’s results of operations. The fair values of the assets acquired were estimated at the acquisition date. The excess of the acquisition costs over the fair value of net assets acquired was allocated to goodwill. The goodwill acquired is expected to be deductible for tax purposes.

Allocation of Acquisition Costs
Fixed assets	$46
Residual contracts	359
Noncompete agreements	259
Goodwill	5,336

Total acquisition cost	$6,000

The Montrenes purchase agreement contained provisions for contingent earnout payments to the former shareholders. The earnout payments were based on employment of the former shareholders and on the acquired business achieving certain pre-established financial targets during the first three years post acquisition. Resulting payments were recognized as compensation expense.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TransFirst Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the use of management estimates and assumptions that affect the amounts reported. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future.

Significant items subject to estimates and assumptions include the carrying value of long-lived assets, other assets, valuation allowances for receivables, amortization of intangibles, valuation of deferred tax assets, and stock options. Actual results could significantly differ from those estimates.

Liquidity and Credit Risks

Management believes the revolving credit facility and cash on hand will be adequate to fund its operations and that the Company will remain in compliance with all debt covenants over the next 12 months. Achievement of projected cash flows from operations will be dependent upon the Company’s attainment of forecasted revenues and operating costs. Such operating performance will be subject to financial, economic, and other factors affecting the industry and operations of the Company, including factors beyond the Company’s control.

Cash and Cash Equivalents

The Company considers all demand deposits with banks and highly liquid, short-term cash investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash, cash held in money market accounts, and overnight investments. All excess cash not needed for normal operations is used to reduce debt or is held to fund future investments. The Company maintains cash (including settlement cash) at financial institutions in excess of federally insured limits, which totaled $193,191 $108,549, and $264, at March 31, 2014, and December 31, 2013 and 2012, respectively. The unlimited insurance coverage for noninterest-bearing transaction accounts provided under the Dodd-Frank Act expired on December 31, 2012. The Company regularly evaluates the financial stability of the institutions where these funds are held.

Settlement Cash

The Company provides for early receipt of merchant funds from Visa, MasterCard, and Discover on a substantial portion of its portfolio. This receipt of cash, a full day in advance of paying most of its merchants, has allowed the Company to minimize and, in most cases, eliminate borrowings from its sponsor banks that were previously required to fund interchange expense. Interchange expense is deducted from settlement by the cardholder’s issuing bank from the funds received daily from Visa, MasterCard, and Discover; however, the Company settles to its merchants the full value of that day’s receipts and collects its fees the following month.

The Company maintains a settlement cash balance and funds held for merchants and restricted cash, both of which are offset by current liabilities of funds owed to merchants. Certain merchant settlement assets that relate to settlement obligations accrued by the Company are held by sponsor banks to which the Company does not have legal ownership but has the right to use as security to satisfy settlement obligations.

Accounts Receivable, Net

Accounts receivable consists primarily of amounts due from merchants for discount fees, monthly statement fees, and other merchant revenue. The allowance for doubtful accounts as of March 31, 2014, and December 31, 2013 and 2012 was $1,246, $1,261, and $558, respectively. An allowance for doubtful accounts is recorded when it is probable that the accounts receivable balance will not be collected.

Funds Held for Merchants and Restricted Cash

Funds held for merchants primarily consist of reserves that are established upon credit approval and risk review of merchants and cash reserves held for merchant losses. Restricted cash primarily consists of funds withheld from card-not-present merchants in a variety of industries that sell products through the internet, television advertisement, and catalogs. This cash serves as collateral against potential credit card disputes commonly associated with processing these types of transactions. Restricted cash is legally restricted to offset losses from disputed transactions not settled by the merchant for whom the reserves are held.

Reserve for Merchant Losses

Disputes between a cardholder and a merchant periodically arise due to cardholder dissatisfaction with merchandise quality or a merchant’s services. These disputes may not be resolved in the merchant’s favor and, in some cases, the transaction is “charged back” to the merchant. The purchase price is then refunded to the cardholder through the respective card issuing bank. However, in the case of merchant insolvency, bankruptcy, or other nonpayment, the Company may be liable for any such charges disputed by cardholders. The Company believes the diversification of its merchants and its risk management programs reduce the risk of loss to an acceptable level. The Company evaluates its risk and estimates its potential loss for chargebacks based on historical experience, and a provision for these estimated losses is expensed in the same period as the related revenues are recognized.

The provision for these estimated losses is recorded as a provision for merchant losses in the accompanying consolidated statements of operations and comprehensive income and within other current liabilities in the consolidated balance sheets. The reserve for merchant losses as of March 31, 2014, and December 31, 2013 and 2012 was $993, $829, and $936, respectively.

Property and Equipment

Computer hardware, furniture, and other equipment and leasehold improvements are recorded at historical cost. Depreciation on computer hardware, furniture, and other equipment is computed using the straight-line method over an estimated useful life of three to five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease. Maintenance and repairs are expensed as incurred; improvements that increase the value of the property and extend the useful life are capitalized. When property and equipment are sold or otherwise disposed of, the costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized in income.

Computer Software

The Company capitalizes certain costs associated with software developed or obtained for internal use. This policy provides for the capitalization of certain payroll-related costs for employees who are directly associated with internal-use computer software projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post- implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities. Capitalized costs related to software developed for internal use are amortized on a straight-line basis generally over an estimated useful life of three years. The Company capitalized $8,933, $4,583 and $5,073 during the years ended December 31, 2013, 2012, and 2011, respectively, related to internal-use software costs. The Company capitalized $1,262, and $973 during the three months ended March 31, 2014 and 2013. Unamortized internal-use software costs were $14,648, $15,369, and $11,153 at March 31, 2014, and December 31, 2013 and 2012, respectively. Amortization expense related to capitalized internal-use software costs totaled $4,717, $3,884, and $2,140 during the years ended December 31, 2013, 2012, and 2011, respectively and $1,417 and $1,014 for the three months ended March 31, 2014 and 2013, respectively

Intangible Assets and Goodwill

Intangible assets represent the cost of the Company’s purchased and renewed merchant portfolios, referral and residual relationships, customer contracts, noncompete agreements, trade names, and goodwill. The Company amortizes its customer contracts using an attrition method to better align the amortization of the portfolio over the expected economic life of the contracts acquired. The Company amortizes the referral and residual agreements based on the specific terms of each agreement, generally 3 to 12 years. The Company amortizes its noncompete agreements on a straight-line basis over the life of the agreements, generally two to five years. Intangible assets with indefinite lives are not amortized but subject to annual impairment testing and are also evaluated as needed to determine whether events and circumstances continue to support an indefinite life.

During the years ended December 31, 2013, 2012, and 2011 and the three months ended March 31, 2014 and 2013, the Company entered into portfolio purchase agreements, referral agreements, and residual buyback agreements as part of its sales partnerships for future merchant referrals. Some of the agreements, primarily with the Company’s partner bank relationships, have deferred payments that may require performance obligations. Some of these purchases are partially financed by the seller. The obligations under these seller-financed purchases are recorded as a liability of $2,416, $2,365, and $1,776 at March 31, 2014, and December 31, 2013 and 2012, respectively. The payments to the sellers are contingent on the sellers meeting certain obligations under the respective agreements, and the Company has recorded the full amount of the liability under such agreements when it is probable the criteria will be met. The liabilities are recorded within other current liabilities and other noncurrent liabilities based on the timing of the seller-financed obligations. Of the $8,050, $2,662, and $9,019 aggregate intangible purchases during the years ended December 31, 2013, 2012, and 2011, respectively, $1,604, $28, and $349 represent the fair values of the seller financing for the years ended December 31, 2013, 2012, and 2011, respectively. Of the $1,585, and $2,520 aggregate intangible purchases during the three months ended March 31, 2014 and 2013, respectively, $215 and $792 represent the fair values of the seller financing for the three months ended March 31, 2014 and 2013. These intangible customer contracts are being amortized over their estimated lives, which range from 3 to 12 years.

Goodwill is the excess of the purchase price paid over the fair value of net assets of businesses acquired. We evaluate goodwill for impairment at least annually or as circumstances indicate such assets may be impaired. We can elect to first assess the qualitative factors under GAAP to determine whether or not to perform the two-step goodwill impairment test. If, after assessing these qualitative factors, it is determined that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. If however, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would perform the first step of the two-step goodwill impairment test. Step one would compare the reporting unit’s carrying amount to its fair value. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill is not considered impaired and step two is not necessary. If the carrying value of the reporting unit is zero or negative or it exceeds the fair value, the second step of the impairment test would be performed to measure the amount of impairment loss, if any, and when it is more likely than not that a goodwill impairment exists.

Losses, if any, resulting from impairment tests are reflected in income from operations on the accompanying consolidated statements of operations and comprehensive income. No goodwill impairment losses were recorded in 2013, 2012, or 2011 or first quarter 2014.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. In such circumstances, the determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows over the remaining estimated useful life of the asset as compared to the net carrying value of the asset. In the event that long-lived assets are found to be carried at amounts that are in excess of estimated future cash flows, then the assets are adjusted for impairment to a level commensurate with the fair values of the underlying assets.

Other Noncurrent Assets

Other noncurrent assets consist of debt issuance costs, long-term notes receivable, long-term derivative assets, and other long-term deposits. The senior debt was refinanced in 2013 and first quarter 2014. The balance of the debt issuance costs as of December 31, 2013, represents the new debt issuance costs from the December 2012 and April 2013 refinance. The debt issuance costs as of March 31, 2014, represents, the new debt issuance costs from the December 2012 and April 2013 refinance. The debt issuance costs are amortized using the effective interest method over the term of the respective debt agreement. Interest income from notes receivable is calculated and recorded based on the terms of the note agreements.

	March 31, 2014	December 31, 2013	December 31, 2012
	(Unaudited)
Debt issuance costs	$13,403	$14,279	$13,395
Long-term derivative asset	3,537	3,991	—
Other long-term deposits	890	884	1,226
Other long-term assets	624	258	—
Long-term notes receivable	2,694	2,774	2,406

	$21,148	$22,186	$17,027

Revenue and Cost Recognition

We have contractual agreements with our merchants that set forth the terms and conditions of our relationship with them. Revenues and costs are recognized are earned and incurred in accordance with

Accounting Standards Codification (ASC) 605, Revenue Recognition. ASC 605 establishes guidance as to when revenue is realized or realized and earned by using the following criteria: (1) persuasive evidence of an arrangement exits; (2) delivery has occurred or services have been rendered; (3) the seller’s price is fixed and determinable; and (4) collectability is reasonably assured.

Revenues earned by the Company include a rate charge to the merchant based on a percentage of sales processed (a discount rate) and other fees collected from the merchant. Related expenses include residuals, interchange fees and payments to the card associations, the processor and the network service providers and are reflected as cost of services.

We follow guidance provided in ASC 605-45, Principal Agent Considerations. ASC 605-45 states that whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained in a matter of judgment that depends on the facts and circumstances of the arrangement and that certain factors be considered in the evaluation. We do not offset gross processing revenue and interchange fees because our business practice is to arrange for our banks to advance the interchange fees to most of our merchants when settling the transaction and then to collect our full discount fees on the 10th day of the following month. This results in the Company carrying a large receivable from our merchants at period-end, which is settled on the 10th of the following month. As such, we are at risk for the receivables and therefore record the associated revenues on a gross processing revenue basis in our consolidated statement of operations and comprehensive income.

Advertising Costs

Advertising costs, included in operating expenses as incurred, were approximately $1,980, $1,394, and $1,411 for the years ended December 31, 2013, 2012, and 2011, respectively and $631 and $466 for the three months ended March 31, 2014 and 2013, respectively.

Income Taxes

The Company has recorded its provision for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax basis of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the probability of realizing its deferred tax assets on an ongoing basis. This evaluation includes estimating the Company’s future taxable income in each of the taxing jurisdictions in which the Company operates, as well as the feasibility of tax planning strategies.

If interest or penalties are incurred related to income taxes, the interest expense and penalties are recorded as tax expense. The Company recognizes interest and penalties related to unrecognized tax benefits in the income tax expense line item of the accompanying consolidated statements of operations and comprehensive income. The period ended June 15, 2007 as well as periods ended December 31, 2009 and forward remain subject to examination by major tax jurisdictions. The Company has identified our federal return and state returns in California and Colorado as major jurisdictions.

Share-Based Compensation

ASC 718, Compensation-Stock Compensation requires share-based compensation cost to be measured at the grant date, based on the calculated fair value of the award, and is recognized as an operating expense over the employee’s requisite service period (generally the vesting period of the equity grant). Options are granted at a price not less than the fair value of the Company’s common stock at the date of grant. In addition, share-based compensation is adjusted annually for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience (see Note 9 for further discussion on the Company’s equity plans).

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The Company will adopt the standard effective October 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method and is evaluating the full effect of the standard on its ongoing financial reporting.

In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-12, which requires a performance target in stock compensation awards that affects vesting, and is achievable after the requisite service period, be treated as a performance condition. The Company will adopt the standard effective October 1, 2016. The adoption is not expected to have a material impact on the consolidated financial statements.

Guarantees

Under the indemnification issued to the Company’s sponsor bank, the Company has agreed to indemnify and hold harmless its sponsor bank against costs, expenses, claims, losses, or liabilities resulting from the transactions processed by the Company. Items included in the indemnification could be court costs; reasonable attorney fees, costs of investigations, chargebacks; fraud committed on behalf of the merchants, employees; or agents of the Company and any fines, fees, penalties, or other charges imposed by any card network as a result of transactions processed by the Company. Related to this indemnification, the Company is liable to the consumer, through the indemnification issued to the sponsoring bank, in the event the merchant is unable to provide the product or perform the services purchased and is also not able to credit the cardholder. The Company is indemnified by its merchant customers for such liabilities caused by their actions; however, there is a low probability of collection from a merchant in the case of their insolvency or bankruptcy. The Company establishes its reserve for merchant losses based on historical experience, ongoing credit risk assessments, the collateral held, and the fair value of the guarantee.

During the years ended December 31, 2013, 2012, and 2011, the Company incurred losses of $3,548, $2,133, and $2,810, respectively. During the three months ended March 31, 2014 and 2013, the Company incurred losses of $1,063 and $926, respectively. At March 31, 2014, and December 31, 2013 and 2012, the Company had $24,291, $25,677, and $25,091, respectively, in cash collateral (reflected in funds held for merchants and restricted cash on the accompanying consolidated balance sheets).

3. Fair Value Measurements

Fair Value of Financial Instruments

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities are carried at fair value and are categorized based on the level of judgment associated with the inputs used to measure their fair value. The standard established a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1—Inputs are unadjusted quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date for the duration of the instrument’s anticipated life.

Level 3—Inputs are unobservable and, therefore, reflect management’s best estimate of the assumptions that market participants would use in pricing the asset or liability.

Management believes the carrying amounts of financial instruments as of March 31, 2014 and December 31, 2013 and 2012, including cash, settlement cash, accounts receivable, funds held for merchants and restricted cash, accounts payable, funds owed to merchants, and accrued expenses, approximate fair value due to their short maturities. Accordingly, these instruments are not presented in the following table.

The following tables provide the estimated fair values of the remaining financial instruments.

	As of December 31
	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Other noncurrent assets:
Derivative financial instruments	$3,991	$3,991	$—	$—
Other current liabilities:
Derivative financial instruments	$—	$—	$1,509	$1,509
Long-term borrowings:
First and second liens	612,324	616,651	614,272	614,272
Subordinated note	28,179	29,313	26,155	27,092

	As of March 31, 2014
	(Unaudited)
	Carrying Value	Fair Value
Other noncurrent assets:
Derivative financial instruments	$3,537	$3,537
Other current liabilities:
Derivative financial instruments	$—	$—
Long-term borrowings:
First and second liens	600,295	600,295
Subordinated note	28,263	30,469

The fair values of the subordinated debt as of March 31, 2014, and December 31, 2013 and 2012, and all long-term borrowings as of December 31, 2013, were primarily based on Level 2 inputs, including market trades related to private debt with comparable terms and ratings. The estimated fair market values of the Company’s first and second liens as of December 31, 2012 and March 31, 2014, were based on Level 1 inputs as the senior credit was refinanced as of December 27, 2012 and March 26, 2014 (see Note 7 for further discussion of the refinancing).

4. Derivative and Hedging Activities and Related Fair Value Measurements

The Company enters into interest rate protection agreements to manage market risk related to changes in interest rates. The Company records all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in fair values on derivatives not qualifying for hedge accounting are reported in earnings as they occur. The Company utilizes the mark-to-market method. The Company determines the fair value through third-party assessments provided by major financial institutions. The interest rate derivative instruments are classified as Level 2 financial assets and liabilities.

Effective August 1, 2013, the Company entered into the following interest rate derivative instruments to manage interest rate risk on its variable-rate debt. The Company entered into cap call agreements whereby the

Company receives the excess of the three-month LIBOR over the interest rate cap strike rate of 2.50%. The Company paid premiums totaling $4,220 to enter into the interest rate cap agreements. Additionally, the Company entered into a cap corridor agreement. The cap corridor agreement consisted of the Company purchasing an interest rate cap whereby the Company receives the excess of the three-month LIBOR over the interest rate cap strike rate of 2.0%. Secondly, the cap corridor agreement consisted of the Company selling an interest rate cap whereby the Company pays the excess of the three-month LIBOR over the interest rate cap strike rate of 4.0%. The interest rate corridor instruments are subject to a master netting arrangement. Therefore, the purchased interest rate cap and sold interest rate cap have been reported net in the Company’s consolidated financial statements. The Company paid a premium of $839 to enter into the interest rate corridor agreement. These derivative instruments were not designated as cash flow hedges.

Contract Period	Notional Amount	Strike Rate
Interest Rate Cap Agreements
8/1/2013–8/1/2017	$200,000	2.50%
8/1/2013–8/1/2017	200,000	2.50

As of 12/31/2013	$400,000	2.50

Interest Rate Corridor Agreement
8/1/2013–8/1/2017—cap purchased	$100,000	2.00%
8/1/2013–8/1/2017—cap sold	100,000	4.00

8/1/2013–8/1/2017		2.00–4.00

The Company had entered into the following pay fixed, receive variable interest rate swap agreement to manage interest rate risk on its variable rate debt. The interest rate swap agreements expired in 2013.

Swap Period	Notional Amount	Weighted- Average Pay Rate
9/30/2011–9/30/2013	$200,000

As of 12/31/2012	$200,000	1.31%

The swap agreement required quarterly fixed-rate payments based on a weighted-average rate plus an applicable margin in exchange for receiving three-month LIBOR plus an applicable margin on the Company’s debt. A total of $1,000 was provided to the counterparty to the transaction as collateral for the existing swaps. The deposits were returned to the Company in 2013 after the interest rate swap agreements expired. These deposits were included in other current assets at December 31, 2012. These derivative instruments were not designated as cash flow hedges.

Fair Values of Derivative Instruments

	As of December 31
	2013	2012
Balance Sheet Account	Fair Value	Balance Sheet Account	Fair Value
Asset derivatives
Derivatives not designated as hedging instruments
Other noncurrent assets	$3,991	Other noncurrent assets	$—

	$3,991		$—

Liability derivatives
Derivatives not designated as hedging instruments
Other current liabilities	$—	Other current liabilities	$1,509

	$—		$1,509

	March 31, 2014
	(Unaudited)
	Balance Sheet Account	Fair Value
Asset derivatives
Derivatives not designated as hedging instruments
	Other noncurrent assets	$3,537

		$3,537

Liability derivatives
Derivatives not designated as hedging instruments
	Other current liabilities	$—

		$—

Effect of Derivative Instruments on Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2013, 2012 and 2011

	Statement of Operations and Comprehensive Income Account	Amount of Gain Recognized in Income on Derivatives
Derivative		2013	2012	2011
Interest rate swaps	Interest Expense	$1,509	$1,255	$11,540
Interest rate caps and corridor	Interest Expense	(1,067)	—	—

		$442	$1,255	$11,540

Effect of Derivative Instruments on Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2014 and 2013

Derivative	Statement of Operations and Comprehensive Income Account	Amount of Gain Recognized in Income on Derivatives
		2014	2013
		(Unaudited)
Interest rate swaps	Interest Expense	$—	$475
Interest rate caps and corridor	Interest Expense	454	—

		$454	$475

5. Property, Equipment, and Software

Property, equipment, and software consisted of the following:

	March 31, 2014	December 31, 2013	December 31, 2012
	(Unaudited)
Computer hardware	$9,810	$9,308	$3,912
Computer software	30,436	30,227	19,395
Furniture and other equipment	4,265	4,321	3,024
Leasehold improvements	3,447	3,438	3,050

	47,958	47,294	29,381
Less accumulated depreciation and amortization	(27,584)	(25,576)	(11,221)

	$20,374	$21,718	$18,160

Depreciation and amortization expense related to property, equipment, and software for the years ended December 31, 2013, 2012, and 2011, was $7,391, $6,674, and $4,548, respectively. Depreciation and amortization expense related to property, equipment and software for the three months ended March 31, 2014 and 2013 was $2,069 and $1,685, respectively.

6. Intangible Assets and Goodwill

Finite-lived intangible assets consisted of the following:

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
Purchased merchant, bank, and customer contracts	$271,137	$270,618	$267,763
Less accumulated amortization	(205,289)	(202,439)	(189,871)

	65,848	68,179	77,892
Noncompete agreements	7,749	7,749	7,749
Less accumulated amortization	(7,563)	(7,532)	(7,346)

	186	217	403
CurveNorth developed technology	119	119	119
Less accumulated amortization	(22)	(19)	(7)

	97	100	112
Finite-lived trade names	36	36	36
Less accumulated amortization	(10)	(8)	(3)

	26	28	33

	$66,157	$68,524	$78,440

A total of $8,050 of merchant, bank, and customer contracts were acquired during the year ended December 31, 2013, which have weighted-average amortization periods of 5.75 years. A total of $2,662 of merchant, bank, and customer contracts were acquired during the year ended December 31, 2012, which have weighted-average amortization periods of 6.1 years. A total of $9,019 of merchant, bank, and customer contracts were acquired during the year ended December 31, 2011, which have weighted-average amortization periods of 5.8 years. A total of $1,585 and $2,520 of merchant, bank and customer contracts were acquired during the three months ended March 31, 2014 and 2013, respectively, which have weighted-average amortization periods of 4.7 years and 8.1 years, respectively. Trade names, noncompete agreements, and developed technology of $36, $17, and $119, respectively, were acquired during the year ended December 31, 2012, which have weighted-average amortization periods of seven, three and ten years, respectively. Noncompete agreements of $404 were acquired during the year ended December 31, 2011, which have weighted-average amortization periods of 4.6 years.

Purchased merchant, bank, and customer contracts are amortized over a period ranging from 1 to 12 years. Noncompete agreements are amortized over a period ranging from two to five years. CurveNorth developed technology as well as finite-lived trade names are amortized over ten and seven years, respectively.

The estimated amortization expense for the Company’s amortizable intangible assets for future periods subsequent to the year ended December 31, 2013, is as follows:

2014	$14,524
2015	10,672
2016	7,956
2017	6,229
2018	5,209
2019 and thereafter	23,934

$68,524

Amortization expense for the years ended December 31, 2013, 2012, and 2011 was $16,519, $24,170, and $29,197, respectively. Amortization expense for the three months ended March 31, 2014 and 2013 was $3,671 and $4,790, respectively.

The Company launched a newly designed corporate website in 2013. The Company consolidated its online assets under the TransFirst brand; MerchantExpress.com and MerchantAccount.com were redirected to TransFirst.com. The MerchantExpress.com and MerchantAccount.com brands are no longer being used.

The related domain name intangible assets, with a net book value of $498 at December 31, 2012, were included in purchased merchant, bank, and customer contracts. Additionally, $260 was included in trade names at December 31, 2012, for the Merchant Express trade name.

The Company evaluated the impacted domain names and trade name for possible impairment. Since the domain names and trade name were no longer being used and would not be sold, the Company determined that they had no remaining fair value. The determination was made that the net book values of $351 and $260, respectively, were impaired and have been included in selling, general, and administrative expenses on the consolidated statement of operations and comprehensive income for the year ended December 31, 2013.

The Company ended a relationship in 2011 where it purchased customer contracts from one particular sales partner, based on a calculated amount for each merchant contract purchased. The book values of these purchases are reflected within purchased merchant, bank, and customer contracts. Due to the known value paid for each contract, they are reviewed on a quarterly basis to identify if any merchants are no longer processing but carry a book value. Since the merchants are no longer processing with the Company, the Company determined that the contracts have no remaining fair value; therefore, any remaining net book value is considered impaired. In addition, the remaining tax book value can be deducted from income on the Company’s tax return. For GAAP purposes, the Company has expensed $1,055, $1,389, and $2,000 for the years ended December 31, 2013, 2012, and 2011, respectively and $173 and $300 for the three months ended March 31, 2014 and 2013. This impairment is included in selling, general, and administrative expenses on the consolidated statements of operations and comprehensive income.

In March 2014 the Company sold customer relationship intangible assets with net book values of $108 for proceeds of $218. The Company recorded a gain on the sale of $110 which is included in selling, general, and administrative expenses on the consolidated statements of operations and comprehensive income.

Indefinite-lived intangible assets consist of the following:

	Goodwill	Trade Name	Total
Balance, December 31, 2012	$486,565	$66,909	$553,474
Impairment of Merchant Express trade name	—	(260)	(260)

Balance, December 31, 2013 and March 31, 2014 (Unaudited)	$486,565	$66,649	$553,214

Goodwill of $1,120 was recorded as part of the CurveNorth acquisition during the year ended December 31, 2012. The Merchant Express trade name was impaired during the year ended December 31, 2013, due to a strategic change to proceed under the single TransFirst brand for web services.

The Company’s annual test for impairment on its goodwill and indefinite-lived assets resulted in no other impairment for the years ended December 31, 2013 and 2012.

7. Long-Term Debt

Notes payable and long-term debt consisted of the following:

	March 31, 2014	December 31, 2013	December 31, 2012
	(Unaudited)
Revolver	$—	$—	$—
First lien term loan, dated March 26, 2014	386,296	—	—
First lien term loan, dated April 30, 2013	—	396,008	—
First lien term loan, dated December 27, 2012	—	—	400,000
Second lien term loan, dated March 26, 2014	225,000
Second lien term loan, dated December 27, 2012	—	225,000	225,000
Subordinated debt	29,775	29,775	28,090

Total debt obligations	641,071	650,783	653,090
Unamortized discount:
Discount on first lien term loan	(2,971)	(3,174)	(3,991)
Discount on second lien term loan	(8,030)	(5,510)	(6,737)
Discount on subordinated debt	(1,512)	(1,596)	(1,935)

Carrying value of debt	628,558	640,503	640,427
Less current portion	(990)	(10,800)	(4,000)

Long-term debt, less current portion	$627,568	$629,703	$636,427

On March 26, 2014, the Company refinanced the first lien term loan and the second lien term loan. The Company entered into new credit agreements that provided for a $396,008 first lien term loan and a $225,000 second lien term loan. The proceeds of the borrowings were used to pay off the existing first and second lien term loans. The second lien term loan was issued at a discount rate of .25%. The Company was able to reduce the interest rate assessed on both the first and second lien term loans. The first lien term loan has quarterly payments of $990 with the remaining balance due December 27, 2017. Based on accounting guidance, the refinancing of the first and second lien term loans were considered debt modifications. Debt issuance costs, representing third-party costs related to the first and second lien term loans of approximately $1,965 were expensed and are included in selling, general, and administrative expenses.

On April 30, 2013, the Company refinanced the first lien term loan and revolver facility. The Company entered into a new credit agreement that provided for a $399,000 first lien term loan facility (Term B-1) and a $50,000 revolving credit facility. The proceeds of the borrowings were used to pay off the existing first lien term loan. The Company was able to reduce the interest rate assessed on both the first lien term loan and the revolver facility. Debt issuance costs, representing fees paid to lenders, of approximately $4,130 were capitalized and are being amortized over the term of the Term B-1 loan as interest expense using the effective interest method. Debt issuance costs, representing third-party costs, of approximately $1,119 were expensed and are included in selling, general, and administrative expenses. The first lien term loan had quarterly payments of $998 with the remaining balance due December 27, 2017. The borrowing capacity of the revolving credit facility was reduced to $48,800 as of December 31, 2013, due to outstanding letters of credit of $1,200. The borrowing capacity of $48,800 remained undrawn at December 31, 2013. The revolving credit facility matures on December 27, 2017.

On December 27, 2012, the Company refinanced the senior credit facility. The Company entered into a new credit agreement that provided for a $400,000 first lien term loan facility, a $50,000 revolving credit facility, and a $225,000 second lien term loan facility. The proceeds of the borrowings were used to pay off the existing first and second lien term loans, pay transaction expenses, as well as pay dividends and equity redemptions. The first and second lien term loans were issued at a discount rate of 1.0% and 3.0%, respectively. The first lien term loan was refinanced on April 30, 2013 and March 26, 2014. The first lien term loan’s discount is being amortized over the term of the first lien loan. The first lien term loan had quarterly payments of $1,000 with the remaining balance due December 27, 2017. The second lien term loan was refinanced March 26, 2014. The second lien term loan balance matures on June 27, 2018. The borrowing capacity of the revolving credit facility was reduced to $48,700 as of December 31, 2012, due to outstanding letters of credit of $1,350.

Debt issuance costs of approximately $13,000 were capitalized, related to the December 27, 2012 refinancing, and were being amortized over the terms of the first and second lien term loans as interest expense using the effective interest method.

The term loan facilities bear interest at the Eurocurrency Rate for the interest period plus an applicable rate. The revolver facility bears interest at the Base Rate for the interest period plus an applicable rate. The weighted-average interest rate on these borrowings was 5.29% at March 31, 2014, 7.01% at December 31, 2013, and 7.96% at December 31, 2012.

The credit agreement provides for quarterly affirmative and negative covenants that may restrict, among other things, the Company’s ability to incur indebtedness, dispose of assets, and make capital expenditures and investments. The Company is required to comply with a maximum total leverage ratio. The Company has complied with financial covenants during 2013, 2012, 2011 and 2014 (unaudited). The debt under the credit agreement is collateralized by substantially all of the assets of the Company.

Beginning with the year ended December 31, 2013, if the total leverage ratio as of the last day of the fiscal year falls within a range specified by the credit agreement, the Company is required to make an advance principal payment equal to 25% or 50% of excess cash flow, as defined by the credit agreement. Based on the leverage ratio at December 31, 2013, the Company was required to make a principal payment of $10,800 within ten days after the issuance of the 2013 consolidated financial statements, but no later than the 130th day after the end of a fiscal year, which will reduce future scheduled quarterly payments.

The December 27, 2012, refinancing extinguished the first and second lien term loans that were entered into on June 15, 2007. The first and second lien term loan facilities were extinguished from proceeds from the first and second lien term loan facilities entered into on December 27, 2012. The Company recorded a loss on the extinguishment of debt of $1,769 for the difference between the reacquisition price and the net carrying amount of the extinguished debt.

In September 2011, December 2010, and September 2009, the Company made non-mandatory, additional payments on the second lien term loan facility of $1,991, $9,433, and $1,280, respectively. As a result of the additional payments, the Company’s lender under the credit agreement forgave $259, $567, and $720 in principal in 2011, 2010, and 2009, respectively, related to market discounts on the value of the debt. The Company recorded a premium for the amount of debt forgiven that was being amortized over the remaining loan term as a reduction to interest expense. The unamortized balance of the premium of $797 was included in the loss on debt extinguishment at December 27, 2012.

On June 15, 2007, the Company issued a subordinated note with a face amount of $25,000 to WCAS. The subordinated note bears interest at 10%. Effective December 27, 2012, the Company and WCAS amended the securities purchase agreement in which the subordinated note is subject. The amendment extended the maturity of the note to September 27, 2018. The note was issued at a discount rate of 12.27%. Additionally, the note requires a mandatory prepayment upon a qualified initial public offering or upon a change of control.

The amended securities purchase agreement requires the payment of paid-in-kind interest at 12%, rather than cash interest, if the consolidated total leverage ratio is equal to or greater than 5.75 to 1.00 as of a measurement date. The Company was required to pay paid-in-kind interest of $1,685 for the six months ended June 30, 2013, due to this requirement. Under the subordinated debt agreement, the Company, at its option, elected to pay paid-in-kind interest for 12 months (July 1, 2009 through June 30, 2010) resulting in paid-in-kind interest of $3,090.

Future maturities of long-term debt as of December 31, 2013 are as follows (excluding discounts):

2014	$10,800
2015	3,990
2016	3,990
2017	377,227
2018	254,776

$650,783

Future maturities of obligations under seller-financed purchases of intangible assets (see footnote 2) as of December 31, 2013:

2014	$928
2015	664
2016	183
2017	160
2018	430

$2,365

8. Income Taxes

Income tax (benefit) expense at December 31 was comprised of the following:

	2013	2012	2011
Current:
U.S. federal	$—	$4,084	$—
State	9	1,577	698

Total current	9	5,661	698

Deferred:
U.S. federal	10,865	(12,740)	4,739
State	1,378	(984)	217

Total deferred	12,243	(13,724)	4,956

	$12,252	$(8,063)	$5,654

The reconciliation of income taxes computed at the U.S. federal statutory rate to the provision for income taxes is as follows for the years ended:

	2013	%	2012	%	2011	%
Income from continuing operations before income taxes at the federal statutory rate	$9,997	35.00%	$13,928	35.00%	$8,683	34.00%
Permanent items	468	1.64	243	0.61	213	0.83
Change in valuation allowance	—	—	(25,267)	(63.49)	(4,300)	(16.84)
Change in rate	—	—	1,059	2.66	—	—
Other	403	1.41	381	0.96	—	—
State taxes, net of federal tax benefit	1,384	4.85	1,593	4.00	1,058	4.14

Total income tax (benefit) expense	$12,252	42.90%	$(8,063)	(20.26)%	$5,654	22.13%

The statutory tax rate increased from 34% to 35% as of 2012 due to increased taxable income. The effective tax rate as of March 31, 2014 and March 31, 2013, was 39.81% and 40.45%, respectively.

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows at December 31:

	2013	2012
Deferred tax assets:
Provision for merchant losses	$1,006	$1,002
Accrued expenses	1,895	1,742
Federal and state net operating loss carryforwards	3,768	1,355
Derivative	323	567
Other (includes FIN 48)	1,152	1,295

Total deferred tax asset	8,144	5,961
Valuation allowance	—	—

Realizable deferred tax assets	8,144	5,961

Deferred tax liabilities:
Restricted stock	(150)	(232)
Property, equipment, and intangibles	(47,548)	(37,272)
Deferred loan costs	(2,403)	—
Original issue discount/premium	(1,780)	(5)
Other	(350)	(295)

Total deferred tax liabilities	(52,231)	(37,804)

Net deferred tax liability	$(44,087)	$(31,843)

The Company’s deferred tax assets and liabilities were included in the consolidated balance sheets as of December 31, 2013 and 2012 as follows:

	2013	2012
Total current assets and liabilities	$5,327	$2,957
Total noncurrent assets and liabilities	(49,414)	(34,800)

Net deferred tax liabilities	$(44,087)	$(31,843)

As of December 31, 2013 and 2012, the Company had federal net operating loss (NOL) carry-forwards totaling approximately $6,300 and $0, respectively. The Company utilized federal NOL of approximately $8,700 in 2011 and all remaining available NOL of approximately $16,100 in 2012. The Company also has state NOL carryforwards totaling approximately $35,700 and $29,900, as of December 31, 2013 and 2012, respectively. The Company has written off state NOLs of approximately $8,000 that expired as of 2013. The Company does not anticipate expiration of any remaining state NOLs at this time.

Included in the NOL deferred tax assets above is approximately $151 of deferred tax assets attributable to excess stock option deductions. Under GAAP, excess tax benefits are not recorded in additional paid-in capital until the deduction reduces taxes payable.

Uncertain Tax Positions:

	2013	2012	2011
Balance, January 1,	$519	$309	$309
Additions for current-year tax positions	—	—	—
Additions for prior-year tax positions	—	210	—
Reductions for tax positions for prior years for:
Changes in judgment	—	—	—
Settlements	—	—	—
Statute of limitations lapses	—	—	—

Balance, December 31,	519	519	309

Inclusive of interest and penalties, net of federal benefit, of:	$204	$204	$108

The Company has $519 of uncertain tax positions inclusive of interest and penalties of $204 and $204 at December 31, 2013 and 2012, respectively. The unrecognized tax benefit related to the Company’s state income tax exposure is expected to decrease approximately $190 to $200 (inclusive of penalties and interest), within the next twelve months, based on the completion of voluntary disclosure agreements in 2014. Voluntary disclosure agreements usually limit the state’s look-back period to three to four years; therefore, any years prior to 2009 would not be assessed by the state according to its agreement. The liability for uncertain tax positions is included in other noncurrent liabilities on the accompanying consolidated balance sheets.

The Company believes it is more likely than not that the full benefit of the deferred tax assets will be recognized. Realization of the Company’s net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in the appropriate tax jurisdictions to obtain a benefit from the reversal of deductible temporary differences and from tax loss carry-forwards. In assessing the need for a valuation allowance, the Company has considered all positive and negative evidence, including scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. The Company has concluded that all deferred tax assets will be used in the foreseeable future, primarily as a result of federal and state NOL utilization and sufficient future taxable income.

Management will continue to assess the need for a valuation allowance related to deferred tax assets that are more likely than not to be realized due to a change in circumstances. Adjustments for a change in circumstances could result from changes to tax jurisdiction statutes related to NOL carryforwards, enacted tax rates, or a change to income tax benefits or expenses recognized as a result of a business combination. The Company’s tax reserves reflect management’s estimate of the maximum amount of tax benefit that is more likely than not of being realized. The entire $519 unrecognized tax benefit, if recognized, would affect the company’s effective tax rate.

9. Stockholders’ Equity

Redeemable Participating Preferred Stock

The Company’s participating preferred stock accrues cumulative quarterly dividends from the date of issuance at the rate of 9% based on $17.05 per share plus all accumulated and unpaid dividends. The Company has authorized 11,500,000 shares of which 9,132,466 shares were issued and outstanding at March 31, 2014, and December 31, 2013 and 2012. The shares are redeemable upon a change in control, liquidation, dissolution, or winding up of the Company or a deemed liquidation event. Upon redemption due to a change in control, the Company shall pay the accreted value of the share (defined as $17.05 per share plus the amount of accumulated but unpaid regular dividends) as of the date of redemption plus the amount of declared but unpaid dividends thereon, other than regular dividends, and issue one share of common stock to the preferred shareholder for each preferred share held. The Company paid all accumulated dividends and redeemed 2,284,648 shares of preferred stock as of December 27, 2012. The Company had not declared dividends as of March 31, 2014, or December 31, 2013 and 2012. Accumulated but unpaid dividends were $18,427, $14,649, and $152 as of March 31, 2014, December 31, 2013 and 2012, respectively. As of December 31, 2013, the total liquidation preference for the preferred stock was $170,359 (excluding the value of common participating shares).

Upon redemption due to a liquidation, dissolution, or winding up of the Company or a deemed liquidation event, the shareholders shall be paid, in cash, an amount equal to the sum of the accreted value plus the amount of declared but unpaid dividends thereon before distribution or payment is made upon any outstanding junior stock. Thereafter, the shareholders would participate ratably with the holders of common stock in any distribution of the remaining assets of the Company.

In the event of an initial public offering, each outstanding share of participating preferred stock shall be automatically converted into that number of fully paid, non-assessable whole shares of common stock equal to the accreted value of the shares divided by the price per share received in the public offering plus one additional share. Due to the fact that the preferred shareholders would receive the shares of common stock in addition to the accreted value of the preferred stock plus any unpaid dividends, the shares of common stock are considered a beneficial conversion feature. The value of the beneficial conversion feature cannot be measured as of March 31, 2014 as the value is contingent upon the price per share received in an initial public offering. The value of the beneficial conversion feature will be determined at the date of an initial public offering.

Regular dividends are payable in cash only upon a liquidation, dissolution, or winding up of the Company; upon a redemption for change of control; or if 75% of the shareholders elect to convert participating preferred stock to common stock.

Due to the shares being redeemable upon a change in control, liquidation, dissolution, or winding up of the Company or a deemed liquidation event, not solely within the control of the Company, the preferred stock has been classified as mezzanine equity on the Consolidated Balance Sheet. The preferred stock has been adjusted to its redemption amount as of March 31, 2014, December 31, 2012, December 31, 2011 and December 31, 2010, as the Company believes that redemption is probable due to a possible initial public offering. Changes in redemption value are recognized immediately as they occur and the carrying value of the security is adjusted to equal what the redemption amount would be as if redemption were to occur at the end of the reporting date based on the conditions that exist as of that date.

Equity Incentive Plan

Effective June 15, 2007, the Board of Directors approved the TransFirst Inc. 2007 Equity Incentive Plan (the 2007 Plan), which provides for discretionary awards of stock appreciation rights, stock options, restricted stock, unrestricted stock, stock units, and performance awards to the Company’s employees, directors, consultants, and advisors. A total of 9,118,195 shares of common stock have been reserved for issuance under the 2007 Plan, as amended.

The award agreements provide for time-based vesting awards, which vest on a straight-line basis of 25% each year over four years, and performance-based vesting awards, which vest annually over a four-year period dependent upon achieving specified targets established within the agreements. In the event the targets are not achieved, certain agreements provide for catch-up vesting if subsequent targets are reached. Both types of awards expire after seven years. The Company recognizes compensation cost on a straight-line basis for awards with time vesting conditions only. The Company recognizes compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved.

Restricted Stock

The Company did not issue any restricted stock during the years ended December 31, 2013, 2012, or 2011 or the three months ended March 31, 2014. Activity related to restricted stock awards during the years ended December 31, 2013, 2012, and 2011, and the three months ended March 31, 2014 was as follows:

Restricted Stock Awards—Time Vesting

	Shares of Restricted Stock	Weighted- Average Fair Value	Weighted - Average Remaining Contractual Life (Years)
Non-vested at December 31, 2010	753,227	$1.20	3.85
Vested	(688,727)	1.18	—
Forfeited	(3,000)	1.12	—

Non-vested at December 31, 2011	61,500	$1.46	3.71
Vested	(54,000)	1.52	—
Forfeited	—	—	—

Non-vested at December 31, 2012	7,500	1.07	3.46
Vested	(7,500)	1.07	—
Forfeited	—	—	—

Non-vested at December 31, 2013	—	—	—
Vested	—	—	—
Forfeited	—	—	—

Non-vested at March 31, 2014 (Unaudited)	—	—	—

Vested at December 31, 2012	2,946,907	1.17	2.60

Vested at December 31, 2013	2,954,407	1.17	2.46

Vested at March 31, 2014 (Unaudited)	2,954,407	1.17	2.46

Restricted Stock Awards—Performance Vesting

	Shares of Restricted Stock	Weighted- Average Fair Value	Weighted- Average Remaining Contractual Life (Years)
Non-vested at December 31, 2010	2,228,799	$1.20	3.85
Vested	(526,370)	1.19	—
Forfeited	(9,735)	1.12	—

Non-vested at December 31, 2011	1,692,694	$1.20	2.86
Vested	(423,177)	1.19	—
Forfeited	—	—	—

Non-vested at December 31, 2012	1,269,517	1.20	1.86
Vested	(361,112)	1.19	—
Forfeited	—	—	—

Non-vested at December 31, 2013	908,405	1.20	1.20
Vested (Unaudited)	—	—	—
Forfeited (Unaudited)	(74,244)	1.12	—

Non-vested at March 31, 2014 (Unaudited)	834,161	1.20	0.35

Vested at December 31, 2012	1,949,201	1.19	2.84

Vested at December 31, 2013	2,310,313	1.19	1.84

Vested at March 31, 2014 (Unaudited)	2,310,313	1.19	1.34

A total of 266,710 of performance vesting shares, with a weighted-average fair value of $1.20 per share, are expected to vest on May 8, 2014. As of December 31, 2013, total unrecognized stock-based compensation expense related to non-vested restricted stock (both time vesting and performance vesting) was approximately $465, which is expected to be recognized over the next year. A total of 65,166 of performance-vesting shares are excluded from the restricted stock tables reported above. Stock-based compensation of $450 is expected to be recognized for these shares over the next two years. Compensation expense associated with restricted stock awards for the years ended December 31, 2013, 2012 and 2011, was $494, $569, and $566, respectively. Compensation expense associated with restricted stock awards for the three months ended March 31, 2014 and 2013, was $124 and $124, respectively.

Stock Options

Stock option activities for the years ended December 31, 2013, 2012, and 2011, and the three months ended March 31, 2014, were as follows:

Stock Options—Time Vesting

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Options outstanding at December 31, 2010	330,000	$1.05	6.05
Granted	327,000	1.62	—
Forfeited	(8,250)	1.06	—
Exercised	—	—	—

Options outstanding at December 31, 2011	648,750	$1.34	5.96
Granted	333,000	2.88	—
Forfeited	(28,500)	1.56	—
Exercised	(500)	1.62	—

Options outstanding at December 31, 2012	952,750	1.87	5.38
Granted	326,000	3.12	—
Forfeited	(65,424)	2.08	—
Exercised	(51,576)	1.42	—

Options outstanding at December 31, 2013	1,161,750	2.23	5.02
Granted (Unaudited)	—	—	—
Forfeited (Unaudited)	—	—	—
Exercised (Unaudited)	—	—	—

Options outstanding at March 31, 2014, (Unaudited)	1,161,750	2.23	4.77

Options exercisable at December 31, 2012	271,254	1.21	4.50

Options exercisable at December 31, 2013	430,027	1.53	3.96

Options exercisable at March 31, 2014 (Unaudited)	564,258	1.56	3.82

Stock Options—Performance Vesting

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Options outstanding at December 31, 2010	708,900	$1.12	5.99
Granted	753,434	1.62	—
Forfeited	(101,581)	1.19	—
Exercised	—	—	—

Options outstanding at December 31, 2011	1,360,753	$1.39	6.03
Granted	539,500	2.88	—
Forfeited	(9,250)	1.20	—
Exercised	(750)	1.62	—

Options outstanding at December 31, 2012	1,890,253	1.82	5.38
Granted	1,049,000	3.12	—
Forfeited	(219,952)	1.75	—
Exercised	(60,783)	1.44	—

Options outstanding at December 31, 2013	2,658,518	2.35	5.30
Granted (Unaudited)	—	—	—
Forfeited (Unaudited)	—	—	—
Exercised (Unaudited)	—	—	—

Options outstanding at March 31, 2014 (Unaudited)	2,658,518	2.35	5.06

Options exercisable at December 31, 2012	279,366	1.32	4.77

Options exercisable at December 31, 2013	481,885	1.65	4.17

Options exercisable at March 31, 2014 (Unaudited)	685,065	1.76	4.08

The grant-date fair value was calculated using the Black-Scholes option valuation model. There were no options granted during the three months ended March 31, 2014. The fair values of options granted during the years ended December 31, 2013, 2012, and 2011, were calculated using the following estimated weighted-average assumptions:

	Time-Vesting Options	Performance-Vesting Options
	2011	2011
Options granted	327,000	753,434
Weighted-average exercise price	$1.62	$1.62
Weighted-average grant-date fair value	$0.55	$0.55
Assumptions:
Risk-free interest rate	0.92%	0.92%
Expected life (in years)	4.75	4.75
Expected volatility	38.28%	38.28%
Expected dividend yield	—%	—%

	Time-Vesting Options		Performance-Vesting Options
	2013	2012	2013	2012
Options granted	326,000	333,000	1,049,000	539,500
Weighted-average exercise price	$3.12	$2.88	$3.12	$2.88
Weighted-average grant-date fair value	$0.84	$0.97	$0.82	$0.97
Assumptions:
Risk-free interest rate	0.82–1.42%	0.89%	0.82–1.42%	0.89%
Expected life (in years)	4.75	4.75	4.75	4.75
Expected volatility	26.53–36.04%	38.04%	26.53–36.04%	38.04%
Expected dividend yield	—%	—%	—%	—%

Risk-free interest rate—The market yield on U.S. Treasury securities for the expected life of each option type is used as the risk-free interest rate.

Expected life—The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar options, giving consideration to the contractual terms, vesting schedules, and expectations of future employee behavior.

Expected volatility—The Company’s stock is not publically traded. Therefore, the calculation of volatility of the Company is based on the historical stock price volatility of a peer group of similar, publically traded companies, using adjusted closing monthly stock prices for the expected life of each option type.

Expected dividend yield—The Company intends to retain any earnings to finance future growth and reduce its debt and, therefore, does not anticipate paying any cash dividends on its common stock in the foreseeable future.

The Company recorded stock-based compensation expense of $150, $360, and $188 related to stock options for the years ended December 31, 2013, 2012, and 2011, respectively. The Company recorded stock-based compensation of $160 and $37 for the three months ended March 31, 2014 and 2013, respectively. The total unrecognized stock-based compensation expense related to non-vested stock options was approximately $2,127, at December 31, 2013, which is expected to be recognized over the next four years.

10. Employee Benefit Plans

401(k) Plans

In 2000, the Company adopted the TransFirst, LLC 401(k) Retirement Plan (the Plan), which meets the requirements of Section 401(k) of the Internal Revenue Code. The Plan allows for a matching contribution by the Company and a discretionary contribution as determined by the Company’s Board of Directors. Under the Plan, the Company recorded an expense for matching contributions of $918, $833, and $692 for the years ended December 31, 2013, 2012, and 2011, respectively. The Company recorded an expense for matching contributions of $242 and $211 for the three months ended March 31, 2014 and 2013, respectively.

11. Related-Party Transactions

The Company and WCAS have entered into a management agreement whereby the Company will pay WCAS a management fee of $1,000 annually. Under this agreement, the Company recorded $1,000 of expense during each of the years ended December 31, 2013, 2012, and 2011. The Company recorded $250 of expense during each of the three months ended March 31, 2014 and 2013. In addition, the Company has engaged the WCAS Resource Group to provide support services, for which the company pays $62.5 each quarter. Under this agreement, the Company recorded $250 of expense during each of the years ended December 31, 2013, 2012 and 2011. The Company recorded $62.5 of expense during each of the three months ended March 31, 2014 and 2013. These expenses are included in management fees on the accompanying consolidated statements of operations and other comprehensive income. The Company also entered into a subordinated debt agreement with WCAS (see Note 7).

As of March 31, 2014, and December 31, 2013 and 2012, the Company had outstanding loans receivable of $1,400, $1,435 and $1,288, respectively, which represent promissory notes issued by employees. These promissory loans are recourse in nature and were issued to facilitate payment of personal income taxes related to restricted stock grants.

12. Commitments and Contingencies

The Company leases its existing office facilities in Colorado, California, Kansas, New York, Nebraska, Tennessee, and Texas under operating leases. Some of the leases have escalation clauses and no renewal options. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. Rent expense was $3,126, $2,951, and $2,150 during the years ended December 31, 2013, 2012, and 2011, respectively. Rent expense was $753 and $787 for the three months ended March 31, 2014 and 2013, respectively.

Future minimum rental commitments under noncancelable operating leases at December 31, 2013, are summarized below:

2014	$2,599
2015	2,560
2016	2,205
2017	2,176
2018	2,003
2019 and thereafter	4,441

$15,984

The Company is subject to certain other legal proceedings, claims, and disputes that arise in the ordinary course of its business. Although the Company cannot predict the outcomes of these legal proceedings, the Company’s management does not believe these actions will have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

The Company issues letters of credit to secure real estate obligations and to its sponsoring banks in the ordinary course of business. These letters of credit are generally for periods of one year and automatically renew every year. As of December 31, 2013, letters of credit outstanding totaled $1,200. These commitments would only be drawn upon if the Company were to fail to meet its obligations to respective lessors or its sponsoring banks.

Through and including                     , 2014 (25 days after the commencement of this offering), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

            Shares

TransFirst Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P. Morgan

Deutsche Bank Securities

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and the listing fee.

Item	Amount to be paid
SEC registration fee		$12,880
FINRA filing fee		$15,500
Stock exchange listing fee *	$
Blue sky fees and expenses *	$
Printing and engraving expenses *	$
Legal fees and expenses *	$
Accounting fees and expenses *	$
Transfer Agent fees and expenses *	$
Miscellaneous expenses *	$
Total	$

*	To be completed by amendment.

Item 14. Indemnification of directors and officers

Section 102(b)(7) of the General Corporation Law of the State of Delaware, or the DGCL, enables a corporation to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Section 145(a) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by law. Our certificate of incorporation also provides that the indemnification and advancement of expenses provided by, or granted pursuant to the certificate of incorporation, are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We also will enter into indemnification agreements with certain of our directors and officers. Such agreements generally provide for indemnification by reason of being our director or officer, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please refer to the form of underwriting agreement filed as Exhibit 1.1 hereto.

We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Item 15. Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act.

Since July 1, 2011, we issued an aggregate of 3,463,101 options of our common stock to employees at exercise prices ranging between $1.62 and $3.12 and sold, upon the exercise of stock options granted under the Amended and Restated TransFirst Group Holdings, Inc. Employee Incentive Plan dated November 8, 2011, an aggregate of 125,751 shares of our common stock to employees at exercise prices ranging between $1.06 and $2.88. Of these, none has been repurchased by the Company; however, 338,245 options are no longer outstanding due to forfeiture by former employees. Option grants and the issuances of common stock upon exercise of such options were exempt pursuant to Rule 701 and Section 4(a)(2) of the Securities Act.

On August 19, 2011, we issued and sold an aggregate of 382,680 shares of our common stock and 234,604 shares of our Participating Preferred Stock to certain of our stockholders who are affiliates of WCAS, the proceeds of which were used to fund, in part, the acquisition of Solveras, Inc. The value of these shares was approximately $5 million in the aggregate. This issuance of common stock was exempt pursuant to Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

See Exhibit Index following the signature page.

(b) Financial statement schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hauppauge, New York on July 30, 2014.

TRANSFIRST INC.
By:	/s/ John Shlonsky
Name:	John Shlonsky
Title:	Chief Executive Officer

***

POWER OF ATTORNEY

The undersigned directors and officers of TransFirst Inc. hereby appoint each of Mark Travis and Andrew Rueff, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Shlonsky	Chief Executive Officer, Director (Principal Executive Officer)	July 30, 2014
John Shlonsky

/s/ Mark Travis	Chief Financial Officer, (Principal Financial and Accounting Officer)	July 30, 2014
Mark Travis

/s/ Anthony J. de Nicola	Director, Non-Executive Chairman	July 30, 2014
Anthony J. de Nicola

/s/ Eric J. Lee	Director	July 30, 2014
Eric J. Lee

/s/ Kenneth Jensen	Director	July 30, 2014
Kenneth Jensen

/s/ Ryan Harper	Director	July 30, 2014
Ryan Harper

Exhibit number	Exhibit Title

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of TransFirst Inc.

3.2*	Amended and Restated Bylaws of TransFirst Inc.

4.1*	Registration Rights Agreement, dated June 15, 2007, among TransFirst Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Capital Partners IV, L.P. and the other investors party thereto

4.2*	Stock Subscription and Exchange Agreement, dated June 15, 2007 among TransFirst Inc., Welsh, Carson, Anderson & Stowe X, L.P., and the other purchasers party thereto

4.3*	Securities Purchase Agreement, dated June 15, 2007, among TransFirst Inc., TransFirst Parent Corp. and WCAS Capital Partners IV, L.P.

4.4*	Amendment No. 1 to the Securities Purchase Agreement, dated December 27, 2012, among TransFirst Inc., TransFirst Parent Corp. and WCAS Capital Partners IV, L.P.

4.5*	Amendment No. 2 to the Securities Purchase Agreement, dated February 12, 2013, among TransFirst Inc., TransFirst Parent Corp. and WCAS Capital Partners IV, L.P.

4.6*	Amended and Restated Stockholders Agreement, dated June 15, 2007, among TransFirst Inc., Welsh, Carson, Anderson & Stowe, WCAS Capital Partners IV, L.P. and the other stockholders party thereto

5.1*	Opinion of Ropes & Gray LLP

10.1*	Amended and Restated TransFirst Inc. Employee Incentive Plan

10.2*	Cash Bonus Plan

10.3*	Form of Nonstatutory Stock Option Award under the 2011 Equity Plan

10.4*	Form of Amended and Restated Restricted Stock Award Agreement under the 2011 Equity Plan

10.5.1*	Employment Agreement between TransFirst Inc. and John Shlonsky dated June 15, 2007, as subsequently amended effective as of January 1, 2009

10.5.2*	Employment Agreement between TransFirst Inc. and Mark Travis dated June 15, 2007, as subsequently amended effective as of January 1, 2009

10.5.3*	Employment Agreement between TransFirst Inc. and Andrew Rueff dated June 15, 2007, as subsequently amended effective as of January 1, 2009

10.6*	Form of Director and Officer Indemnification Agreement

10.7*	Management Agreement, dated June 15, 2007, by and among TransFirst Inc., TransFirst Parent Corp, Transistor Acquisition Corp., and WCAS Management Corporation

10.8*	First Lien Credit Agreement governing our first lien credit facilities, dated December 27, 2012, among TransFirst Holdings, Inc., as Borrower, Merrill Lynch, Pierce, Fenner & Smith Incorporated, GE Capital Markets, Inc. and Deutsche Bank Securities Inc. as Joint Lead Arrangers and Joint Bookrunners, General Electric Capital Corporation as Administrative Agent, First Lien Collateral Agent, Swingline Lender and L/C Issuer, Bank of America, N.A. as Syndication Agent and Documentation Agent, Suntrust Robinson Humphrey, Inc., RBC Capital Markets, and Wells Fargo Securities, LLC, as Joint Bookrunners and Documentation Agents, and the lenders party thereto

10.9*	Amendment No. 1 to the First Lien Credit Agreement, dated as of April 30, 2013, among TransFirst Holdings, Inc., TransFirst Parent Corp, General Electric Capital Corporation, and the lenders party thereto

10.10*	Amendment No. 2 to the First Lien Credit Agreement, dated as of March 26, 2014, among TransFirst Holdings, Inc., TransFirst Parent Corp, General Electric Capital Corporation, and the lenders party thereto

Exhibit number	Exhibit Title

10.11*	Second Lien Credit Agreement governing our second lien term loan facility, dated December 27, 2012, among TransFirst Holdings, Inc., as Borrower, Merrill Lynch, Pierce, Fenner & Smith Incorporated, GE Capital Markets, Inc. and Deutsche Bank Securities Inc. as Joint Lead Arrangers and Joint Bookrunners, General Electric Capital Corporation as Administrative Agent and Second Lien Collateral Agent, Bank of America, N.A. as Syndication Agent and Documentation Agent, Suntrust Robinson Humphrey, Inc., RBC Capital Markets, and Wells Fargo Securities, LLC, as Joint Bookrunners and Documentation Agents, and the lenders party thereto

10.12*	Amendment No. 1 to the Second Lien Credit Agreement, dated as of March 26, 2014, among TransFirst Holdings, Inc., TransFirst Parent Corp, General Electric Capital Corporation and the lenders party thereto

10.13*	First/Second Lien Intercreditor Agreement, dated December 27, 2012 among General Electric Capital Corporation, in its capacities as first lien agent and second lien agent, TransFirst Holdings, Inc., and the obligors party thereto

10.14*	First Lien Guarantee Agreement dated December 27, 2012 among TransFirst Holdings, Inc., the Guarantors party thereto, and General Electric Capital Corporation

Second Lien Guarantee Agreement dated December 27, 2012 among TransFirst Holdings, Inc., the Guarantors party thereto, and General Electric Capital Corporation

10.15*	Senior Note, dated June 15, 2007, between TransFirst Parent Corp., as Issuer, and WCAS Capital Partners IV, L.P., as Holder

10.16*	Office Lease, as dated March 19, 2010, by and between Hines VAF Mountain View, L.P. and TransFirst Holdings, Inc.

10.17*	First Amendment to Office Lease, as dated March 5, 2012, between Hines VAF Mountain View, L.P. and TransFirst Holdings, Inc.

21.1	Subsidiaries of the registrant

23.1	Consent of Ernst & Young, LLP Independent Registered Public Accountant

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.